                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No.333-79479


[NETWORK PLUS CORPORATE LOGO]

                                8,000,000 Shares

                               NETWORK PLUS CORP.

                                  Common Stock

                            ------------------------

     This is the initial public offering of shares of common stock of Network Plus Corp. Network Plus is offering all of the shares in this offering. At the request of Network Plus, the underwriters have reserved up to 400,000 shares of common stock to be sold at the initial public offering price to employees and selected customers, suppliers and others having a relationship with Network Plus.

     Before this offering, there has been no public market for the common stock. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "NPLS".

     Please see "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial public offering price...............................   $16.00      $128,000,000
Underwriting discount.......................................   $ 1.12      $  8,960,000
Proceeds, before expenses, to Network Plus..................   $14.88      $119,040,000

     The underwriters may, under certain circumstances, purchase up to an additional 1,200,000 shares from Network Plus at the initial public offering price, less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York, New York on July 6, 1999.

GOLDMAN, SACHS & CO.
             BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                                       MERRILL LYNCH & CO.
                                                WIT CAPITAL CORPORATION

                            ------------------------

                        Prospectus dated June 29, 1999.

INSIDE FRONT COVER
AND CENTERSPREAD:       Maps showing Network Plus' existing and planned
                        switches and feature Group D network and existing and planned co-location deployment in Northeast
                        Super-Region

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                  NETWORK PLUS

OVERVIEW

     Network Plus is a network-based communications provider offering broadband data and telecommunications services. Our bundled product offerings include local and long distance services, as well as enhanced, high-speed data and Internet services, primarily utilizing digital subscriber line, or DSL, technology. Since 1990, we have targeted small and medium-sized business customers located in major markets in the northeastern and southeastern regions of the United States. As of May 15, 1999, we served approximately 40,000 customers representing in excess of 200,000 access lines. We had total revenue of $105.5 million in 1998 and $33.6 million in the first quarter of 1999, substantially all of which was attributable to the sale of long distance services. We commenced offering local services in September 1998 and DSL services in May 1999.

     We believe that our recent introduction of local and DSL services and the continuing expansion of our network enable us to cross-sell services to our existing customer base, acquire new customers and improve overall margins. We currently:

     - Provide local exchange and DSL services directly to our customers by co-locating our network equipment in telephone company central offices. We expect to have 20 co-locations operational in central offices in New England during August 1999. We intend to expand to approximately 100 co-locations in the northeastern and southeastern regions of the United States by year-end 1999 and to approximately 220 co-locations by year-end 2000.

     - Operate Lucent 5ESS local exchange switches in Cambridge, Massachusetts and New York City, Nortel international and interexchange switches in Los Angeles and Quincy, Massachusetts and Nortel interexchange switches in Orlando and Chicago. We intend to deploy additional local exchange switches in Georgia and Florida by year-end 1999.

     - Own 625 route miles of dark fiber optic cable, consisting of 1,830 digital fiber miles. When fully deployed and activated, this cable will form a redundant SONET ring, linking us with major markets throughout New England and the New York metropolitan area and providing us with significant transmission capacity.

     - Sell our services through a 179-person sales force located in 11 sales offices throughout the northeastern and southeastern regions of the United States. To support our anticipated growth, we intend to expand our sales force to approximately 250 members by year-end 1999.

OUR MARKET OPPORTUNITY AND THE IMPORTANCE OF DSL

     The rapid growth of the Internet, expansion of electronic commerce and introduction of new business applications have fueled increasing demand from small and medium-sized businesses for access to enhanced voice and high-speed data services. To meet this growing demand, we plan to offer a full range of bundled voice and high-speed data services over our network infrastructure. We believe that our new DSL services will enable us to offer a range of high-speed data options with price and performance characteristics that are more attractive than traditional alternatives. Our DSL services provide an "always on" high-speed local connection to the Internet and to private and local area networks at speeds up to 25 times faster than are available over traditional phone lines.

BUSINESS STRATEGY

     The key elements of our business strategy are discussed in detail under "Business -- Business Strategy", which we urge you to read. The following is a summary of our business strategy.

     - BE A ONE-STOP COMMUNICATIONS PROVIDER. We offer a complete suite of broadband data and telecommunications services on a bundled and individual basis for which we provide a single bill. We believe that providing one-stop communications services, including long distance and local services as well as data and Internet services, will enable us to better meet the needs of our customers, rapidly penetrate our targeted markets, capture a larger portion of our customers' communications expenditures and increase customer retention.

     - TARGET UNDERSERVED MARKETS WITH A SUPER-REGIONAL FOCUS. We intend to continue targeting small and medium-sized businesses in the northeastern and southeastern regions of the United States, our primary service areas. We seek to be among the first to market integrated communications services in many of our markets, including small and medium-sized communities in which there is relatively little competition to the incumbent local exchange carriers.

     - CROSS-SELL LOCAL AND DATA SERVICES TO OUR EXISTING CUSTOMERS. We have ongoing relationships with approximately 40,000 existing customers, and during 1998 substantially all of our revenue was generated from our customers' long distance traffic. We believe that our ongoing customer relationships, focus on customer care and competitive prices for our bundled services will provide us with a significant opportunity to cross-sell local, DSL and other data services to our existing customers.

     - BUILD A CAPITAL EFFICIENT NETWORK INFRASTRUCTURE. Our strategy is to expand our network where economically justifiable, better match our capital commitment to the onset of revenue-generating activities and generate cash flow quickly. We believe that this strategy will result in higher long-term operating margins, greater control of our network and enhanced service quality. An important element of our local and DSL network strategy is to build our network to take advantage of our customer base and sales office coverage in the northeastern and southeastern regions of the United States. All of the approximately 220 co-locations that we expect to have operational by the end of 2000 will be within the service areas of our existing or planned sales offices.

     - ACQUIRE AND RETAIN MARKET SHARE THROUGH OUR SALES FORCE AND CUSTOMER SERVICE. We intend to expand our sales force to approximately 250 members by year-end 1999 to acquire and support a growing customer base. Once we obtain a customer, we focus on providing superior customer service. We provide incentives to our sales and customer support personnel through a compensation structure that is designed to promote a high level of ongoing customer care and retention. We also provide our customers with personalized service through a single point of contact to increase customer satisfaction.

     - LEVERAGE OUR CUSTOM-DESIGNED BACK OFFICE SYSTEMS. We are currently in the final stages of developing and testing a custom-designed operational support system, which we refer to as LOGOS. We designed LOGOS to shorten the time between a customer order and service installation, reduce overhead costs and enable us to provide superior customer service. We believe that when fully deployed LOGOS will enhance our productivity and service quality and provide us with a significant competitive advantage through:

            - automating most of the processes involved in moving a customer onto our network

            - enabling single-call resolution of most customer inquiries

            - providing each of our departments with a universal view of all provisioning, billing, customer service, trouble ticket and collections activities for each customer

            - enabling customized service offerings, pricing and invoice formatting for our customers.

     - EXPAND THROUGH STRATEGIC ACQUISITIONS AND ALLIANCES. We plan to consider strategic acquisitions of and alliances with related or complementary businesses. Strategic acquisitions and alliances may enable us to expand more rapidly by adding new customers and services as well as acquiring additional experienced employees.

     - LEVERAGE THE EXPERIENCE OF OUR MANAGEMENT TEAM. Our management team has extensive experience in the communications industry. We believe the quality, experience and teamwork of our management team will be critical factors in the implementation of our growth strategy.

--------------------------------------------------------------------------------
                         RECENT FINANCING TRANSACTIONS

     In September 1998, we issued in a private placement 40,000 units, consisting of 40,000 shares of 13.5% Series A Cumulative Preferred Stock due 2009, warrants to purchase an aggregate of 1,405,333 shares of common stock and contingent warrants to purchase an aggregate of 2,720,000 shares of common stock. The unit investors were various mutual funds managed by Putnam Investment Management, Inc. and an affiliate of Goldman, Sachs & Co.

                                  THE OFFERING

Shares of common stock
offered.......................   8,000,000

Shares of common stock to be
  outstanding after this
  offering....................   53,333,333

Nasdaq National Market
symbol........................   NPLS

Use of proceeds...............   - Approximately $46 million to redeem our 13.5%
                                   Series A Cumulative Preferred Stock due 2009

                                 - Development and expansion of our network,
                                   operational infrastructure and salesforce

                                 - Working capital and general corporate
                                   purposes, including possible acquisitions.
                                   See "Use of Proceeds".

     The calculation of the number of shares to be outstanding after this offering is based on the number of shares outstanding on June 29, 1999, does not reflect shares that may be issued upon the exercise of options or warrants and assumes the underwriters do not exercise their over-allotment option.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present summary consolidated financial data of Network Plus which should be read together with Network Plus' consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus.

     EBITDA consists of net income (loss) before interest, income taxes, depreciation and amortization. We believe that EBITDA is a useful financial performance measure for comparing companies in the communications industry in terms of operating performance, leverage, and ability to incur and service debt. EBITDA provides an alternative measure of cash flow from operations. EBITDA should not be considered in isolation from, or as a substitute for, net income
(loss), net cash provided by (used for) operating activities or other consolidated income or cash flow statement data presented in accordance with generally accepted accounting principles, or GAAP, or as a measure of profitability or liquidity.

     The pro forma as adjusted balance sheet data give effect to the redemption of our Series A preferred stock and reflect the sale of 8,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $10.0 million.

     Pro forma net income (loss) per share reflects our conversion from an S Corporation to a C Corporation in September 1998.

                                                                                            THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                                       ------------------------------------------------   -----------------
                                        1994      1995      1996      1997       1998      1998      1999
                                       -------   -------   -------   -------   --------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenue............................  $30,754   $49,024   $75,135   $98,209   $105,545   $25,202   $33,581
  Costs of services..................   16,061    35,065    57,208    78,106     78,443    18,836    26,546
  Selling, general and
    administrative...................   11,631    17,697    19,230    25,704     29,426     5,544    10,716
  Depreciation and amortization......      180       276       533       994      2,037       468       984
                                       -------   -------   -------   -------   --------   -------   -------
  Operating income (loss)............    2,882    (4,014)   (1,836)   (6,595)    (4,361)      354    (4,665)
  Net income (loss)..................  $ 2,852   $ 3,695   $ 1,415   $(3,191)  $ (4,383)  $    84   $(3,217)
                                       =======   =======   =======   =======   ========   =======   =======
  Net income (loss) applicable to
    common stockholders..............  $ 2,852   $ 3,695   $ 1,415   $(3,191)  $ (6,388)  $    84   $(4,771)
                                       =======   =======   =======   =======   ========   =======   =======
  Net income (loss) per share
    applicable to common
    stockholders -- basic and
    diluted..........................  $  0.06   $  0.08   $  0.03   $ (0.07)  $  (0.14)  $    --   $ (0.11)
  Pro forma net income (loss) per
    share applicable to common
    stockholders -- basic and
    diluted..........................  $  0.04   $  0.05   $  0.02   $ (0.05)  $  (0.12)  $    --   $ (0.11)
OTHER FINANCIAL DATA:
  Capital expenditures...............  $   813   $   860   $ 2,135   $ 3,363   $ 10,919   $   230   $ 6,601
  EBITDA.............................  $ 3,164   $ 4,121   $ 2,226   $(1,684)  $ (2,173)  $   843   $(3,663)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                MARCH 31, 1999
                                                                             ---------------------
                                                                                         PRO FORMA
                                                              DECEMBER 31,                  AS
                                                                  1998        ACTUAL     ADJUSTED
                                                              ------------   --------    ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................    $ 12,197     $  3,578    $ 77,593
  Property and equipment, net...............................      15,822       41,370      41,370
  Working capital...........................................      16,168          170      74,185
  Total assets..............................................      48,868       76,210     150,225
  Other long-term obligations...............................       5,072       22,057      22,057
  Redeemable Series A preferred stock.......................      35,146       36,700          --
  Total stockholders' equity (deficit)......................      (6,723)     (11,497)     99,218

             ------------------------------------------------------

     We were incorporated in Delaware in July 1998. Our wholly owned operating subsidiary, Network Plus, Inc., was incorporated in Massachusetts in March 1990. Our principal executive offices are located at 234 Copeland Street, Quincy, Massachusetts 02169. Our telephone number at this location is (617) 786-4000 and our Internet address is www.np1.com.

     Network Plus and the Network Plus logo are registered service marks, and LOGOS is a service mark, of Network Plus. All other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

     Unless otherwise specifically stated, information in this prospectus:

     - assumes the underwriters do not exercise their over-allotment option

     - assumes the redemption of all outstanding shares of our Series A preferred stock upon the closing of this offering

     - reflects a 4.5333333-for-one stock split of common stock that we plan to effect prior to the closing of this offering.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding whether to invest in shares of our common stock.

WE HAVE RECENTLY EXPERIENCED AND ANTICIPATE THAT WE WILL CONTINUE TO EXPERIENCE NEGATIVE CASH FLOW AND OPERATING LOSSES

     Network Plus had operating losses in each of the last four years and negative cash flow from operating activities in 1998. In 1998, we had operating losses of $4.4 million and negative cash flows from operating activities of $10.8 million. We expect to incur significant expenditures in connection with the acquisition, development and expansion of our network infrastructure, product offerings, information technology systems and employee base. As a result, we expect to continue to incur significant future operating losses and negative cash flow. If our revenue does not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

WE EXPECT TO REQUIRE ADDITIONAL THIRD-PARTY FINANCING BEGINNING IN 2000

     Our ability to meet our projected growth will require substantial cash resources. The anticipated expansion of our network infrastructure in the year 2000, including the addition of approximately 120 co-locations and additional switches, and our anticipated funding of negative cash flow from operating activities during 2000, will require approximately $150 million of additional capital. In addition, if we acquire other businesses, we may require additional financing. The availability under our current equipment lease facility terminates on December 31, 1999. In addition, our current credit facility matures in April 2000, and we do not anticipate having sufficient cash to pay off the credit facility upon its maturity. We expect the proceeds of this offering, our current financing arrangements and internally generated funds to provide sufficient capital to fund our current business plans through December 31, 1999. The funding of $150 million of additional capital and our satisfying additional future capital needs will depend upon our ability to renegotiate or replace our credit and equipment lease facilities, obtain supplemental financing or raise additional capital. We can give no assurance that we will be able to renegotiate or replace our credit and equipment lease facilities on acceptable terms or at all. Additional financing may also place significant limits on our financial and operating flexibility or may not be available to us. Failure to obtain future financing when needed or on acceptable terms could cause us to delay or abandon our development and expansion plans and could materially adversely affect our growth and ability to compete.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE NOT INDICATIVE OF FUTURE PERFORMANCE AND ARE DIFFICULT TO FORECAST

     As a result of our limited operating history as an integrated communications provider and the evolving nature of the communications industry, we may not be able to accurately forecast our revenue. We do not believe that period-to-period comparisons of our operating results are necessarily meaningful, or that investors should rely upon them as indicators of future performance. In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. This would likely materially adversely affect the trading price of our common stock.

WE CANNOT PREDICT MARKET ACCEPTANCE FOR OUR LOCAL, DSL AND INTERNET SERVICES

     The markets for Internet access, high-speed data communications, including DSL, and competitive local service are in the early stages of development. Because we offer services to these new and evolving markets and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which these markets will grow. We can give no assurance that our new services will receive market acceptance or that prices and demand for these services will be sufficient to sustain profitable operations. If the markets for our new services fail to develop, grow more slowly than anticipated or become saturated with competitors, our business, prospects, financial condition and results of operations could be materially adversely affected.

WE MAY BE UNABLE TO SUCCESSFULLY OFFER LOCAL, DSL, INTERNET AND OTHER TYPES OF COMMUNICATIONS SERVICES

     Our strategy includes offering additional communications services, including local, DSL and Internet service. We have limited experience providing these additional services and can give no assurance that we will be able to do so successfully. Our ability to implement this strategy will depend on many factors, including our ability to:

     - upgrade our network and install new equipment

     - successfully meet technical and regulatory requirements with which we have had little experience to date

     - expand, train and manage our employee base

     - operate appropriate financial, operating and information systems

     - successfully integrate these services into our existing business.

Our failure to do any of these things effectively could materially adversely affect our results of operations and the trading price of our common stock.

WE MAY BE UNABLE TO MANAGE RAPID GROWTH

     Our future performance will depend upon our ability to implement and manage our growth effectively. Our rapid growth to date has placed, and in the future will continue to place, a significant strain on our administrative, operational and financial resources.

     We anticipate that, in order to successfully expand our business, we will be required to recruit and hire a substantial number of new sales and other personnel. Failure to attract and retain additional qualified sales and other personnel, including management personnel who can manage our growth effectively, and failure to successfully train and integrate such personnel, could materially adversely affect us.

     To manage our growth effectively, we will also have to continue to improve and upgrade operational, financial and accounting information systems, controls and infrastructure, as well as to control costs and maintain regulatory compliance. The failure to adequately strengthen our financial controls and systems or otherwise manage our growth could materially adversely affect us.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     Prices for communication services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

WE MAY BE UNABLE TO MEET OUR DEBT OBLIGATIONS

     We have a significant amount of indebtedness. In addition, in order to implement our growth strategy, we expect to incur additional indebtedness in the future. Our ability to repay our indebtedness will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors. Some of these factors are beyond our control.

     If we are unable to service our indebtedness or other obligations, we will be forced to examine alternative strategies. These strategies may include reducing or delaying capital expenditures, restructuring or refinancing indebtedness or seeking additional debt or equity financing. We can give no assurance that any of these strategies could be effected on satisfactory terms.

     Our level of indebtedness could have important consequences to our stockholders, including the following:

     - we will have significant and increasing cash interest expense and significant principal repayment obligations with respect to outstanding indebtedness

     - our degree of leverage and debt service obligations could limit our ability to plan for, and make us more vulnerable than some of our competitors to the effects of, an economic downturn or other adverse developments

     - we may need to dedicate cash flow from our operations to debt service payments, making these funds unavailable for other purposes

     - our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be impaired.

OUR INDEBTEDNESS SUBJECTS US TO FINANCIAL AND OPERATING RESTRICTIONS

     Our credit facility imposes operating and financial restrictions on us. These restrictions limit our ability to:

     - incur additional indebtedness

     - issue stock of any subsidiaries

     - create liens on assets

     - pay dividends or make other distributions

     - sell assets

     - engage in mergers or acquisitions

     - make investments.

Failure to comply with any of these restrictions could limit the availability of borrowings or result in a default. For the quarter ending March 31, 1999 and for the remaining term of the credit facility, the lenders agreed to amend the financial covenants in our credit facility to grant us additional operating flexibility. If we were unable to obtain the agreement of our lenders, we would have been in material non-compliance with our credit facility. We can give no assurance we will obtain a waiver or amendment for any future noncompliance with our credit agreement. The terms of any debt or equity financings undertaken by us to meet future cash requirements could further restrict our operational flexibility and adversely affect us.

OUR BUSINESS STRATEGY DEPENDS ON SECURING AND MAINTAINING INTERCONNECTION AGREEMENTS WITH LOCAL PROVIDERS

     We must enter into agreements for the interconnection of our network with the networks of the incumbent local exchange carriers and other carriers covering each market in which we intend to offer local service. Although we have entered into interconnection agreements in a number of jurisdictions, we can give no assurance that we will successfully renegotiate these agreements as they are due to expire or negotiate additional agreements as we enter new markets. The failure to secure and maintain these agreements could materially adversely affect our ability to become a single-source provider of communications services.

WE DEPEND ON OUR SUPPLIERS AND OTHER SERVICE PROVIDERS

     TRANSMISSION FACILITIES. We lease a portion of our transport capacity. We are dependent upon the availability of fiber optic transmission facilities owned by interexchange carriers, incumbent local exchange carriers, competitive local exchange carriers, and others who lease their fiber optic networks to us. Many of these entities are, or may become, our competitors. Integration of leased fiber mileage into our network will subject us to the risk that the owners of the underlying facilities, who may be competitors, will not maintain or will deny us access to these facilities. Some of these providers are currently experiencing delays in the development of their facilities, and we can give no assurance that we will be able to obtain use of these facilities on a timely basis and in the quantities we require. The risks inherent in utilizing third party providers include the possible inability to negotiate and renew favorable supply agreements and dependence on the timeliness of the fiber optic transport providers in processing our orders for transmission facilities.

     DIGITAL SUBSCRIBER LINE SERVICES. We resell NorthPoint Communications, Inc.'s digital subscriber line, or DSL, services and are dependent on its services. As we expand our network infrastructure to sell DSL services directly to our customers, NorthPoint may become a competitor. If our agreement with NorthPoint is terminated early or not renewed on termination, or if NorthPoint does not fulfill its obligations to us under our agreement, our business could be materially adversely affected.

     Our DSL services also depend on the quality of copper lines and the incumbent local exchange carriers' maintenance of such lines. We cannot assure you that we will be able to obtain copper lines and the services we require from these carriers on a timely basis or on terms and in quantities satisfactory to us. Our failure to do so could materially adversely affect our ability to offer DSL services.

     OTHER COMPONENTS. We also rely on other companies to supply key components of our network infrastructure, including switching and networking equipment and paging services. These components are only available in the quantities and quality we require from sole or limited sources. From time to time we have experienced delays or other problems in receiving communications services and facilities. We can give no assurance that we will be able to obtain such services or facilities on the scale and within the time frames required by us at an affordable cost, or at all.

     CALL RECORDS. The accurate and prompt billing of our customers is dependent upon the timeliness and accuracy of call detail records, including those provided by carriers whose services we resell. We can give no assurance that the current carriers will continue to provide, or that new carriers, including incumbent local exchange carriers, will provide, accurate information on a timely basis. Any carrier's failure to do so could materially adversely affect us.

A SIGNIFICANT AMOUNT OF OUR REVENUE IS ATTRIBUTABLE TO THE RESALE OF SPRINT LONG DISTANCE SERVICE

     In the first quarter of 1999, approximately 26% of our revenue was attributable to the resale of long distance service provided by Sprint Communications Company L.P. Our current agreement with Sprint terminates in February 2000. We can give no assurance that this agreement will be extended on terms acceptable to us. Termination of our relationship with Sprint could materially adversely affect us.

WE MAY FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     We may acquire other businesses that we believe will complement our existing business. These acquisitions will likely involve some or all of the following risks:

     - the difficulty of assimilating the acquired operations and personnel

     - the potential disruption of our ongoing business

     - the diversion of resources

     - the possible inability of management to maintain uniform standards, controls, procedures and policies

     - the possible difficulty of managing our growth and information systems

     - the risks of entering markets in which we have little experience

     - the potential impairment of relationships with employees or customers.

These transactions may be required for us to remain competitive. We can give no assurance that we will be able to obtain required financing for such transactions or that such transactions will occur.

COMPETITION IN OUR INDUSTRY IS INTENSE AND GROWING, AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY

     Our industry is highly competitive, and we expect competition to intensify in the future. We do not have a significant market share in any of our markets. Most of our actual and potential competitors have substantially greater financial, technical, marketing and other resources, including brand or corporate name recognition, than we do. Our success will depend upon our ability to provide high-quality services at competitive prices. Any reduction in the prices of long distance, local, DSL or other services by our competitors could materially adversely affect us.

     We also face the following specific competitive risks:

  OVERALL COMMUNICATIONS MARKET

     - LARGER AND MORE COMPETITIVE COMPANIES RESULTING FROM COMMUNICATIONS MERGERS. A continuing trend towards business combinations and alliances in the communications industry may create significant new competitors to us. Many of these combined entities will have resources far greater than ours. These combined entities may provide a bundled package of communications products, including local, long distance and DSL services, that compete directly with the products we offer. These entities may also offer services sooner and at more competitive rates than we do.

     - THE COMPETITIVE IMPLICATIONS OF OTHER TECHNOLOGIES. We also face competition from fixed wireless services, wireless devices that do not require site or network licensing, cellular, personal communications services, other commercial mobile radio service providers and Internet telephony.

     - ENTRANCE OF FOREIGN COMPANIES INTO U.S. MARKETS. In February 1998, Federal Communications Commission rules that make it substantially easier for many non-U.S. communications companies to enter the U.S. market went into effect. This may further increase the number of competitors.

     - INTERNATIONAL MARKETS ARE HIGHLY COMPETITIVE. We compete in the highly competitive international wholesale market to obtain routes that can be profitably sold to other carriers. The routes that we can sell favorably are subject to change without notice and it is very difficult to forecast revenue and associated margins. Loss of traffic could materially adversely affect us.

  LONG DISTANCE SERVICES MARKET

     - CUSTOMER TURNOVER. The long distance industry is characterized by a high level of customer attrition, or "churn". Our revenue has been, and is expected to continue to be, affected by churn.

     - EFFECT OF NEW RATES AND RATE PLANS. AT&T Corp., MCI WorldCom, Inc., Sprint and other carriers have implemented price plans aimed at residential customers with significantly simplified rate structures. This may lower long distance prices. Long distance carriers have made similar offerings available to the small and medium-sized businesses we primarily serve, creating additional pricing competition and creating pressure on gross margins. If we are unable to reduce costs in a timely manner, our margins may be significantly reduced.

     - ENTRANCE OF THE REGIONAL BELL OPERATING COMPANIES INTO THE IN-REGION LONG DISTANCE MARKET. We anticipate that a number of Regional Bell Operating Companies will seek authority to provide in-region long distance services in 1999 and beyond. For example, Bell Atlantic recently filed to seek approval to provide long distance service in Massachusetts. Once Regional Bell Operating Companies are allowed to offer widespread in-region long distance services, they will be in a position to offer single-source local and long distance service.

  LOCAL SERVICES MARKET

     - NEED TO COMPETE WITH INCUMBENT PROVIDERS. In the local communications market, our primary competitor is currently the incumbent local exchange carrier serving each geographic area. An incumbent local exchange carrier is an established provider of dedicated and local telephone services to all or virtually all telephone subscribers within its service area. Incumbent local exchange carriers benefit from:

       - longstanding relationships with their customers

       - greater financial and technical resources

       - the ability to subsidize local services with revenues from other businesses

       - recent regulations that relax price restrictions and decrease regulatory oversight of incumbent local exchange carriers.

       If the incumbent local exchange carriers are allowed additional flexibility by regulators to offer discounts to large customers, engage in aggressive discount pricing practices, or charge competitors excessive fees for interconnection to their networks, the revenue of their competitors, including us, could be materially adversely affected.

     - ENTRANCE OF LARGE LONG DISTANCE AND OTHER COMPANIES INTO THE LOCAL MARKET. We also face competition in local markets from other new entrants, including long distance and other carriers, many of which have significantly greater financial resources than we do. For example, AT&T, MCI and Sprint have each begun to offer local communications services in major U.S. markets. Other entities that currently or may offer local switched services include companies that have previously operated as competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks. These entities, upon entering into appropriate interconnection agreements or resale agreements with incumbent local carriers, including Regional Bell Operating Companies, could offer single-source local and long distance services similar to those offered by us.

     - CHANGING GOVERNMENT REGULATIONS. Competition in local services has also increased as a result of changing government regulations. The Telecommunications Act of 1996 has increased competition in the local telecommunications business. The Act:

       - requires incumbent local exchange carriers to interconnect their networks with those of requesting telecommunications carriers and to allow requesting carriers to co-locate equipment at the premises of the incumbent local exchange carriers

       - requires all incumbent local exchange carriers to offer their services for resale

       - allows long distance carriers to resell local services

       - requires incumbent local exchange carriers to offer to requesting telecommunications carriers network elements on an unbundled basis

       - requires incumbent local exchange carriers to offer to requesting telecommunications carriers the services they provide to end-users to other carriers at wholesale rates.

       Competition may also increase as a result of a recent World Trade Organization agreement on telecommunications services. As a result of the agreement, the FCC has made it easier for foreign companies to enter the U.S. telecommunications market.

  DATA SERVICES MARKET

     - The market for data communications and Internet access services is extremely competitive and characterized by rapid technological innovation. There are no substantial barriers to entry, and we expect that competition will intensify in the future. We expect significant competition from a large variety of companies, including long-distance service providers, cable modem service providers, Internet service providers, on-line service providers, wireless and satellite data service providers, and other companies focusing on DSL services. These companies may offer competing products with price or other characteristics that are more attractive than our own.

WE MAY BE UNABLE TO ADAPT TO TECHNOLOGICAL CHANGE

     The communications industry has been, and is likely to continue to be, subject to:

     - rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards

     - frequent introductions of new services and alternative technologies, including new technologies for providing high-speed data services

     - evolving industry standards.

     We expect that new products and technologies will emerge that may be superior to, or may not be compatible with, some of our products or technologies. Changes in technology could cause more competitors to enter the industry, including the network-based local business and high-speed data transport business in which we have recently begun to compete. Also, technological changes, including advancements in emerging wireline and wireless technologies and Internet services and technologies, could result in lower retail rates for communications services. These changes could materially adversely affect our ability to price services competitively or profitably.

     We cannot predict with certainty the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. We rely in part on third parties, including competitors, for the development of and access to communications and networking technology. As a result, we may be unable to obtain access to new technology on a timely basis or on satisfactory terms. Failure to adapt successfully to any technological change or obsolescence, or the failure to obtain access to important technologies, could materially adversely affect us.

WE DEPEND ON RIGHTS-OF-WAY AND SIMILAR AGREEMENTS

     To further develop our network, we may need to obtain local franchises, permits, rights to utilize underground conduit and aerial pole space and other rights-of-way. We would need to obtain these rights from entities such as incumbent local exchange carriers, other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. We can give no assurance that we, or the providers on whom we depend, will be able to obtain and maintain the permits and rights we may need on acceptable terms. Cancellation or non-renewal of these arrangements could materially adversely affect our business in the affected area.

THE TELECOMMUNICATIONS ACT OF 1996 AND OTHER REGULATION COULD ADVERSELY AFFECT
US

     Telecommunications services are subject to significant regulation at the federal, state, local and international levels. Delays in receiving required regulatory approvals, or new legal requirements, may materially adversely affect our business, financial condition, results of operations and prospects. In particular, we face the following regulatory risks:

     - NEED TO COMPLY WITH FEDERAL REGULATIONS. We are regulated at the federal level by the FCC. We are required to file and maintain domestic and international tariffs containing the currently effective rates, terms and conditions of service for our long distance services. We are also required to maintain an FCC authorization in connection with our international services. The FCC has the authority to sanction us or revoke our authorization if we violate applicable law.

     - LEGAL AND ADMINISTRATIVE BURDEN OF COMPLIANCE WITH DIVERSE STATE REGULATIONS. Our communications operations are also subject to state laws. Compliance with state regulations, challenges by third parties to our tariffs, or complaints about our practices could cause us to incur substantial expenses.

     - DIFFICULTY PREDICTING THE IMPACT OF THE TELECOMMUNICATIONS ACT. The Telecommunications Act has resulted in comprehensive changes in the regulatory environment for the communications industry and has materially affected the competitive environment. We cannot predict how the FCC, state regulators, courts and the incumbent local exchange carriers will interpret and implement the relevant provisions of the Telecommunications Act.

     - CHANGES IN ACCESS CHARGES AND UNIVERSAL SERVICE. Changes in access charges and universal service will affect our cost of providing long distance service and our revenue from providing local services. Changes in the regulations requiring local exchange carriers to provide equal access for the origination and termination of calls by long distance subscribers, or in the regulations governing access charge rates or universal service contribution, could materially adversely affect our business, financial condition, results of operations and prospects.

     - UNCERTAINTY OF THE EVOLVING REGULATORY ENVIRONMENT. There is considerable uncertainty regarding numerous regulatory issues in the communications industry, including the legal status of complaints filed at the FCC to enforce interconnection agreements and the applicability of existing regulations to new technologies such as IP telephony. We cannot predict the impact of these and other regulatory developments on our business.

WE DEPEND ON OUR BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS

     Integrated management information and processing systems are vital to our growth and our ability to monitor costs, bill customers, process customer orders and operate efficiently. As we continue our transition to being an integrated communications provider, the need for sophisticated billing and information systems will increase significantly. The cost of implementing these systems has been, and we expect will continue to be, substantial.

     We are in the final stages of developing and testing LOGOS, our new operational support system to integrate important facets of our operations. The development and implementation of this system rely in part on the products and services of third party vendors, over which we have no control. Our failure to accomplish the transition to our new system as expected, or unanticipated problems with the new system, may materially adversely affect our business and results of operations.

     In addition, any of the following developments could materially adversely affect us:

     - failure of vendors to deliver the required services or information in a timely and effective manner and at acceptable costs

     - our failure to adequately identify and integrate all of our information and processing needs

     - failure of our processing or information systems to perform as expected

     - our failure to upgrade systems as necessary and on a timely basis.

WE DEPEND ON THE PROMPT COLLECTION OF CUSTOMER PAYMENTS

     Because we generally render our services prior to receiving payment, we are dependent upon the prompt collection of payment of our customers' bills. In turn, we are dependent upon the creditworthiness of our customers and adequate revenue assurance programs. The failure of our customers to pay their bills in a timely manner or our failure to accurately assess the creditworthiness of our customers and implement adequate revenue assurance programs could materially adversely affect us.

WE MUST ALSO SECURE AND MAINTAIN PEERING ARRANGEMENTS WITH INTERNET SERVICE PROVIDERS

     We may need peering agreements with Internet service providers in order to exchange traffic with these providers without being required to pay transmission costs. The basis on which the major Internet service providers make peering available or impose settlement charges is evolving. Recently, companies that have previously offered peering have reduced or eliminated peering relationships and are establishing new and more restrictive criteria. Furthermore, if increasing costs and other requirements associated with maintaining peering with the major national Internet service providers develop, we may have to comply with those additional requirements in order to maintain peering relationships. Failure to establish and maintain peering relationships would cause us to incur additional operating expenses or abandon certain elements of our strategy, which could materially adversely affect us.

WE MAY BE UNABLE TO ATTRACT AND RETAIN MANAGEMENT PERSONNEL AND OTHER EMPLOYEES

     Our success depends to a significant extent upon the abilities and continued efforts of our management team, particularly Robert T. Hale, Jr., the Company's Chief Executive Officer and President, Robert T. Hale, the Company's Chairman of the Board, and other members of our senior management team. Only one of our executive officers is subject to an employment agreement providing for continuing employment. The loss of any of these individuals could materially adversely affect us. Our success will also depend upon our ability to hire and retain additional personnel, including technical and sales personnel. Competition for qualified personnel in the communications industry is intense. Difficulty in hiring and retaining personnel could materially adversely affect us.

FAILURE OF COMPUTER SYSTEMS AND SOFTWARE PRODUCTS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. We could incur significant unanticipated costs in making our internal systems year 2000 compliant. Furthermore, if the hardware or software comprising our network elements acquired from third party vendors, the software applications of the long distance carriers or others on whose services we depend or with whom our systems interface, or the software applications of other suppliers, are not year 2000 compliant, it could affect our systems which could materially adversely affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000".

WE ARE SUBJECT TO THE RISK OF SYSTEM FAILURE AND SECURITY RISKS

     Our success in attracting and retaining customers requires us to provide adequate network reliability, capacity and security. Our networks and the networks upon which we depend are subject to physical damage, power loss, capacity limitations, software defects, breaches of security by computer virus, break-ins or otherwise and other factors. Any of these occurrences may cause interruptions in service or reduced customer capacity. Interruptions in service, capacity limitations or security breaches could materially adversely affect us.

EXISTING STOCKHOLDERS CAN EXERT CONSIDERABLE CONTROL OVER US

     Following this offering, approximately 85% of our common stock will be owned or voted by Robert T. Hale and Robert T. Hale, Jr., each an officer and director. Consequently, management will have considerable control over all of our affairs and will control the election of all members of our board of directors and the outcome of all corporate actions requiring stockholder approval. Although the interests of our management may differ from those of other stockholders, non-management stockholders will have limited control over our affairs.

PROVISIONS OF OUR CHARTER AND BY-LAWS COULD ADVERSELY AFFECT OUR STOCK PRICE

     Following this offering, our certificate of incorporation and by-laws will include provisions that may discourage, delay or impede a change in control of Network Plus or prevent the removal of incumbent directors, even if stockholders believe the action is in their best interests. Among other things, the certificate of incorporation will provide for a classified board of directors. In addition, the certificate of incorporation allows the board of directors to issue shares of preferred stock and fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Any issuance of preferred stock could make it more difficult for a third party to acquire control of Network Plus. In addition, our certificate of incorporation and by-laws limit the manner in which directors may be nominated by the stockholders and in which proposals may be made at stockholder meetings. We are also subject to Section 203 of the Delaware General Corporation Law, which could delay or prevent a change of control. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the trading price of our common stock.

OUR STOCK PRICE COULD BE EXTREMELY VOLATILE, AND INVESTORS MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE

     An active trading market for our common stock may not develop or be sustained after this offering. Network Plus and the underwriters have determined the initial public offering price. The price at which our common stock will trade after this offering is likely to be volatile and may fluctuate substantially due to factors such as:

     - our historical and anticipated quarterly and annual operating results

     - variations between our actual results and analyst and investor expectations

     - announcements by us or others and developments affecting our business

     - investor perceptions of our company and comparable public companies

     - conditions and trends in the communications industry.

     In particular, the stock market has from time to time experienced significant price and volume fluctuations affecting the stock of communications companies. Fluctuations may be unrelated or disproportionate to company performance. These fluctuations may result in a material decline in the trading price of our common stock.

THE SALE OF LARGE NUMBERS OF SHARES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE

     Sales of a large number of shares of our common stock in the market after this offering or the perception that sales may occur could cause the trading price of our common stock to drop.

     53,333,333 shares of common stock will be outstanding immediately after the offering. The 8,000,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters' overallotment option, are freely tradeable, except for shares held at any time by an "affiliate" of Network Plus, as defined under Rule 144 under the Securities Act. All of the remaining shares are subject to lock-up agreements in which the holders of the shares have agreed not to sell any shares for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. All shares issued prior to this offering are "restricted securities" as defined in Rule
144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act.

     After this offering, we intend to file registration statements on Form S-8 under the Securities Act to register the approximately 9,453,333 shares of common stock that are reserved for issuance under our stock option plans, including shares currently subject to outstanding options, and the 2,500,000 shares reserved for issuance under our employee stock purchase plan. We expect the registration statements on Form S-8 to become effective immediately upon filing. Options to purchase 964,118 shares of common stock either are vested or vest within 60 days of May 26, 1999. Shares covered by the registration statements on Form S-8 will be eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above. In addition, holders of warrants to purchase an aggregate of 1,405,333 shares of common stock may exercise those warrants and require us to register the underlying common stock beginning 180 days following this offering. An additional

22,666 shares of common stock subject to warrants will become freely tradeable on May 31, 2000.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Therefore, you will incur immediate dilution in net tangible book value of $14.20 per share, based on an initial public offering price of $16.00 per share. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrantholders exercise their warrants to purchase common stock. See "Dilution" for more information.

FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN

     We make forward-looking statements in the "Prospectus Summary", "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, intentions and assumptions and other statements that are not historical facts. We generally intend the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions to identify forward-looking statements.

     Because these forward-looking statements involve risks and uncertainties, including those described in this "Risk Factors" section, our actual results may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     Our net proceeds from the sale of shares of common stock in this offering will be $118.0 million, based on an initial public offering price of $16.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds will be $135.9 million.

     We will use approximately $46 million of the net proceeds to redeem all outstanding shares of our Series A preferred stock. We intend to use the remaining net proceeds to fund the development and expansion of our network, operational infrastructure and sales force and for working capital and general corporate purposes. We believe opportunities may exist to expand our current business through acquisitions. We may use a portion of the net proceeds for this purpose. We are not currently a party to any contracts or letters of intent with respect to any material acquisitions. Pending these uses, we expect to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

     Because of the number and variability of factors that may determine our use of the net proceeds of this offering, management will retain a significant amount of discretion over the application of the net proceeds. The actual use of net proceeds could vary substantially from our current plans.

                                DIVIDEND POLICY

     On September 2, 1998, we paid a dividend to the holders of our common stock, Robert T. Hale and Robert T. Hale, Jr., in the aggregate amount of $5.0 million, of which approximately $1.9 million was reinvested by Mr. Hale, Jr. in the form of a loan to us. Since January 1, 1997, we have paid an additional aggregate amount of $607,000 in dividends to enable the holders of our common stock to pay taxes and related tax preparation expenses in respect of income allocated to them as a result of our former status as an S corporation.

     For the foreseeable future we intend to retain our earnings for our operations and the expansion of our business and do not expect to pay dividends on our common stock. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other factors, our earnings, financial condition, capital requirements and general business outlook at the time payment is considered. In addition, our ability to pay dividends will depend upon the amount of distributions, if any, received from Network Plus, Inc. or any of our future operating subsidiaries. Our credit facility does, and any future indebtedness incurred by us may, restrict our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our total cash and cash equivalents and capitalization as of March 31, 1999 (i) on an actual basis and (ii) on a pro forma as adjusted basis to give effect to the redemption of our Series A preferred stock, payment of accrued dividends on preferred stock and to reflect the sale of 8,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $10.0 million. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes appearing elsewhere in this prospectus.

                                                                     MARCH 31, 1999
                                                              ----------------------------
                                                                             PRO FORMA AS
                                                                ACTUAL         ADJUSTED
                                                                ------       ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
Cash and cash equivalents...................................   $  3,578        $ 77,593
                                                               ========        ========
Debt:
  Current portion of long-term debt and capital lease
     obligations............................................   $  7,703        $  7,703
                                                               ========        ========
  Long-term debt and capital lease obligations, net of
     current portion........................................   $ 20,096        $ 20,096
  Long-term note payable to stockholder.....................   $  1,961        $  1,961
Redeemable preferred stock
  13.5% Series A Cumulative Preferred Stock due 2009, $0.01
     par value, 50,000 shares authorized, 40,000 shares
     issued and outstanding, actual; no shares issued and
     outstanding, pro forma as adjusted(1)..................     36,700              --
Stockholders' equity (deficit):
  Common stock, $.01 par value, 150,000,000 shares
     authorized, 45,333,333 shares issued and outstanding,
     actual; 53,333,333 shares issued and outstanding, pro
     forma as adjusted......................................        453             533
  Additional paid-in capital................................         --         110,635
  Warrants(1)...............................................      4,359           4,359
  Accumulated deficit.......................................    (16,309)        (16,309)
                                                               --------        --------
  Total stockholders' equity (deficit)......................    (11,497)         99,218
                                                               --------        --------
          Total capitalization..............................   $ 47,260        $121,275
                                                               ========        ========

---------------
(1) We issued Series A preferred stock with an initial liquidation preference of $40.0 million as part of units sold in September 1998. Each unit consisted of one share of Series A preferred stock, 35.133 initial warrants and 68 contingent warrants, each warrant permitting the holder to purchase one share of common stock. We allocated a value of $4.65 million to the warrants, representing the portion of the purchase price of the units allocated to the initial warrants, less $0.3 million of the costs associated with the unit offering allocable to the initial warrants. A de minimis value was ascribed to the contingent warrants. No assurance can be given that the value allocated to the initial warrants will be indicative of the price at which the initial warrants may actually trade. We allocated costs of $2.2 million associated with the unit offering to the Series A preferred stock.

                                    DILUTION

     Our net tangible book value at March 31, 1999, was approximately $21.7 million, or $0.48 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, meaning total assets less intangible assets, reduced by our total liabilities, divided by the number of shares of common stock outstanding.

     After giving effect to our sale of 8,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share, deducting the underwriting discounts and commissions and our estimated offering expenses of $10.0 million and applying our estimated net proceeds, our adjusted net tangible book value as of March 31, 1999 would have been approximately $95.7 million, or $1.80 per share. This represents an immediate increase in net tangible book value of $1.32 per share to existing stockholders and an immediate dilution of $14.20 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

        Initial public offering price per share.....................           $16.00
             Net tangible book value per share before this
              offering..............................................  $0.48
             Increase per share attributable to this offering.......   1.32
                                                                      -----
        Adjusted net tangible book value per share after this
          offering..................................................             1.80
                                                                               ------
        Dilution per share to new investors.........................           $14.20
                                                                               ======

     The following table summarizes, on the adjusted basis discussed above, as of March 31, 1999, the total number of shares of common stock purchased from Network Plus, the total consideration paid and the average consideration paid per share by our existing stockholders and by the new investors at an initial public offering price of $16.00 per share for shares purchased in this offering, before deducting underwriting discounts and commissions and our estimated offering expenses:

                                    SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                  ---------------------    -----------------------    PRICE PER
                                    NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                    ------      -------       ------       -------    ---------
Existing stockholders...........  45,333,333      85.0%    $        100        --%     $   --
New investors...................   8,000,000      15.0      128,000,000     100.0       16.00
                                  ----------     -----     ------------    ------      ------
          Total.................  53,333,333     100.0%    $128,000,100     100.0%     $ 2.40
                                  ==========     =====     ============    ======      ======

     The table above assumes no exercise of outstanding stock options and excludes 3,991,106 shares of common stock subject to options outstanding under our stock plans as of March 31, 1999 and 7,962,227 additional shares of common stock available for issuance under those plans. The table above also assumes no exercise of the outstanding warrants to purchase 1,428,000 shares of our common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present summary consolidated financial data for the years ended December 31, 1994 through 1998 and the three month periods ended March 31, 1998 and 1999. The statement of operations, cash flow and balance sheet data for the years ending December 31, 1995 through 1998 have been derived from financial statements (including those set forth elsewhere in this prospectus) that have been audited by PricewaterhouseCoopers LLP, independent accountants. The statements of operations and cash flows for the year ended December 31, 1994 and the three months ended March 31, 1998 and 1999 and the balance sheet data as of December 31, 1994 and March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for those periods. The data for the three-month period ended March 31, 1999 are not necessarily indicative of results for the year ending December 31, 1999 or any future period. For periods prior to our formation in July 1998, the financial data reflect the financial statements of Network Plus, Inc., our wholly-owned subsidiary, as it was our sole operating entity.

                                                                                           THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                                      ------------------------------------------------   -----------------
                                       1994      1995      1996      1997       1998      1998      1999
                                      -------   -------   -------   -------   --------   -------   -------
                                                                                            (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenue...........................  $30,754   $49,024   $75,135   $98,209   $105,545   $25,202   $33,581
  Costs of services.................   16,061    35,065    57,208    78,106     78,443    18,836    26,546
  Selling, general and
    administrative..................   11,631    17,697    19,230    25,704     29,426     5,544    10,716
  Depreciation and amortization.....      180       276       533       994      2,037       468       984
                                      -------   -------   -------   -------   --------   -------   -------
  Operating income (loss)...........    2,882    (4,014)   (1,836)   (6,595)    (4,361)      354    (4,665)
  Interest income...................       37       202        95        86        395         3       141
  Interest expense..................       (2)      (40)     (313)     (557)    (1,474)     (285)     (521)
  Other income, net.................      102     7,859     3,529     3,917        151        21        18
  Provision for income taxes........     (167)     (312)      (60)      (42)       906         9    (1,810)
                                      -------   -------   -------   -------   --------   -------   -------
  Net income (loss).................    2,852     3,695     1,415    (3,191)    (4,383)       84    (3,217)
                                      =======   =======   =======   =======   ========   =======   =======
  Preferred stock dividends and
    accretion.......................       --        --        --        --     (2,005)       --    (1,554)
Net income (loss) applicable to
  common stockholders...............  $ 2,852   $ 3,695   $ 1,415   $(3,191)  $ (6,388)  $    84   $(4,771)
                                      =======   =======   =======   =======   ========   =======   =======
Net income (loss) per share
  applicable to common
  stockholders --
  basic and diluted.................  $  0.06   $  0.08   $  0.03   $ (0.07)  $  (0.14)  $    --   $ (0.11)
                                      =======   =======   =======   =======   ========   =======   =======
Pro forma net income (loss) per
  share applicable to common
  stockholders --
  basic and diluted(1)..............  $  0.04   $  0.05   $  0.02   $ (0.05)  $  (0.12)  $    --   $ (0.11)
                                      =======   =======   =======   =======   ========   =======   =======
Weighted average shares
  outstanding --
  basic and diluted.................   45,333    45,333    45,333    45,333     45,333    45,333    45,333
                                      =======   =======   =======   =======   ========   =======   =======

---------------
(1) Pro forma net income (loss) per share reflects an imputed corporate federal and state income tax charge for all periods prior to September 1998 when the Company was an S corporation and not subject to a corporate level income tax to enable a more meaningful presentation of net income (loss) from period to period.

                                                                                           THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                       -----------------------------------------------   -----------------
                                        1994      1995      1996     1997       1998      1998      1999
                                       -------   -------   ------   -------   --------   -------   -------
                                                                                            (UNAUDITED)
                                                                 (IN THOUSANDS)
OTHER FINANCIAL DATA:
  Capital expenditures...............      813       860    2,135     3,363     10,919       230     6,601
  EBITDA(1)..........................    3,164     4,121    2,226    (1,684)    (2,173)      843    (3,663)
  Net cash provided by (used for)
    operating activities.............    1,904     2,463     (322)      184    (10,768)    2,476    (3,373)
  Net cash provided by (used for)
    investing activities.............      368      (184)    (644)   (6,924)    (1,402)     (230)   (9,101)
  Net cash provided by (used for)
    financing activities.............   (1,255)   (1,903)   1,596     6,004     22,800    (3,479)    3,855
  Ratio of earnings to combined fixed
    charges(2).......................     23.4x     20.4x     3.7x     (2.9)x     (0.9)x     1.3x     (1.9)x

---------------
(1) EBITDA consists of net income (loss) before interest, income taxes, depreciation and amortization. We believe that EBITDA is a useful financial performance measure for comparing companies in the communications industry in terms of operating performance, leverage, and ability to incur and service debt. EBITDA provides an alternative measure of cash flow from operations. EBITDA should not be considered in isolation from, or as a substitute for, net income (loss), net cash provided by (used for) operating activities or other consolidated income or cash flow statement data presented in accordance with generally accepted accounting principles, or GAAP, or as a measure of profitability or liquidity. EBITDA does not reflect working capital changes and includes non-interest components of other income (expense), most of which are non-recurring. These items may be considered significant components in understanding and assessing our results of operations and cash flows. EBITDA may not be comparable to similarly titled amounts reported by other companies.

(2) For purposes of calculating the ratio of earnings to combined fixed charges, earnings represent net income (loss) before income taxes plus combined fixed charges. Combined fixed charges consist of interest expense, preferred stock dividends and accretion of issuance costs and discount, and the interest portion of operating lease rentals. Earnings were insufficient to cover combined fixed charges by $3.1 million in 1997 and $7.3 million in 1998. Earnings were insufficient to cover combined fixed charges by $6.6 million for the first three months of 1999.

                                                                                       MARCH 31, 1999
                                                                                   ----------------------
                                                  DECEMBER 31,                                 PRO FORMA
                                 -----------------------------------------------                  AS
                                  1994      1995      1996      1997      1998      ACTUAL    ADJUSTED(2)
                                 -------   -------   -------   -------   -------   --------   -----------
                                                                                        (UNAUDITED)
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents....  $ 1,232   $ 1,673   $ 2,303   $ 1,567   $12,197   $  3,578    $ 77,593
  Current assets...............    9,264    16,441    19,771    28,521    31,050     28,629     102,644
  Property and equipment,
    net........................    1,435     1,507     3,075     6,957    15,822     41,370      41,370
  Working capital..............    4,388     2,369     1,621    (3,128)   16,168        170      74,185
  Total assets.................   11,264    18,005    22,915    35,581    48,868     76,210     150,225
  Other long-term
    obligations(1).............       24        11       664     3,623     5,072     22,057      22,057
  Redeemable Series A preferred
    stock......................       --        --        --        --    35,146     36,700          --
  Total stockholders' equity
    (deficit)..................    2,117     3,922     4,101       309    (6,723)   (11,497)     99,218

---------------
(1) Consists of long-term debt and capital lease obligations, long-term note payable to stockholder and other long-term liabilities.

(2) The pro forma as adjusted balance sheet data give effect to the redemption of our Series A preferred stock and payment of accrued dividends on preferred stock and reflect the sale of 8,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $10.0 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with Network Plus' consolidated financial statements, the related notes and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Network Plus' actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with Network Plus' expansion plans and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

     For periods prior to our formation in July 1998, the financial data reflect the financial statements of Network Plus, Inc., our wholly-owned subsidiary, as it was our sole operating entity.

OVERVIEW

     We began operations in 1990 as an aggregator of AT&T long distance services, reselling AT&T-branded products primarily to small and medium-sized businesses. While we were an aggregator of AT&T services, our customers were billed and serviced by AT&T. We derived profits through 1993 by obtaining volume discounts on bulk purchases of long distance services from AT&T and passing along a portion of these discounts to our customers.

     In 1993, we entered into an agreement with Sprint Communications Company L.P. and in 1994 began to resell Sprint communications services. As a reseller of Sprint, we began provisioning, servicing and billing customers under the Network Plus name. Volume discounts offered by Sprint enabled us to offer low-cost, high-quality, long distance services at favorable rates to our customers. In addition, by servicing our own customers, we were better able to meet their needs and control costs.

     In mid-1996, in addition to provisioning customer traffic onto Sprint's network we initiated the deployment of our own long distance network. In so doing, we began operating as a switch-based provider in certain states, switching customer traffic on our own facilities -- which we refer to as on-net traffic. We have also sold wholesale services for international traffic since 1997.

     Our decision to deploy switches was based on economic efficiencies resulting from customer concentrations and traffic patterns. Installation of telephony switches was completed in Quincy, Massachusetts in June 1996, Orlando in November 1997, Chicago and Los Angeles in March 1999, Cambridge, Massachusetts in April 1999 and New York City in May 1999. As a switch-based provider, we are able to lower our direct transmission costs and improve margins.

     In mid-1998, we entered into two 20-year indefeasible right-of-use agreements pursuant to which we acquired 625 route miles of dark fiber optic cable, consisting of 1,830 digital fiber miles. When fully deployed and activated, this cable will form a redundant SONET ring connecting major markets throughout New England and the New York metropolitan area, providing us with significant transmission capacity.

     In 1998, we began offering off-net local exchange services in selected markets, and in May 1999 we began reselling DSL services. Our strategic initiatives include building out our local and digital subscriber line, or DSL, network infrastructure and migrating these services on-net. These new services require significant investments in network infrastructure and personnel, including expenses to hire personnel and train new and existing members of our sales force. We intend to continue to add services to maintain and enhance our position as an integrated communications provider. We believe the expansion of service offerings will improve customer retention and market share, while simultaneously reducing overall transmission costs and improving margins.

     We sell our services through a direct sales force, an agency sales force and an international wholesale sales force. As we expand our network facilities, we intend to increase our sales force to approximately 250 members by year-end 1999. The investment in the sales force, the expansion of the existing network and the addition of new and enhanced services will require significant expenditures. We will incur a substantial portion of these expenses before we realize related revenue. As we undertake these expansion plans and our revenue base grows, we anticipate future periods of operating losses and negative cash flows from operations.

RESULTS OF OPERATIONS

     The following table sets forth selected financial data as a percentage of revenues for the periods indicated:

                                                                             QUARTER ENDED
                                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                                  -----------------------    --------------
                                                  1996     1997     1998     1998     1999
                                                  -----    -----    -----    -----    -----
Revenue.........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Costs of services...............................   76.1     79.5     74.3     74.7     79.1
Selling, general and administrative.............   25.6     26.2     27.9     22.0     31.9
Depreciation and amortization...................    0.7      1.0      1.9      1.9      2.9
Operating income (loss).........................   (2.4)    (6.7)    (4.1)     1.4    (13.9)
Other income (expense), net.....................    4.4      3.5     (0.1)    (1.0)    (1.1)
Income (loss) before income taxes...............   (2.0)%   (3.2)%   (5.0)%    0.4%   (15.0)%

COMPARISON OF QUARTERS ENDED MARCH 31, 1998 AND 1999

     REVENUE. Revenue increased $8.4 million or 33% to $33.6 million for the three months ended March 31, 1999 from $25.2 million for the same period in the prior year. The increase was primarily due to a 32% increase in long distance revenue, which comprised 92% of total revenue for the period, resulting from services to new customers and increased revenue from existing customers. The resale of local service contributed $2.4 million in revenue for the period, representing 29% of the increase in total revenue for the period.

     COSTS OF SERVICES. Costs of services increased $7.7 million or 41% to $26.5 million for the three months ended March 31, 1999 from $18.8 million for the same period in the prior year. As a percentage of revenue, costs of services increased to 79% for the three months ended March 31, 1999 from 75% for the three months ended March 31, 1998. The increase was primarily due to the increased volume of international wholesale traffic, which has higher origination, transport and termination costs as compared to other long distance traffic. We expect the percentage of long distance traffic associated with international traffic to decrease and, consequently, the costs of long distance traffic to decrease.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $5.2 million or 93% to $10.7 million for the three months ended March 31, 1999 from $5.5 million for the same period in the prior year. As a percentage of revenue, selling, general and administrative expenses increased to 32% for the three months ended March 31, 1999 from 22% for the three months ended March 31, 1998. We employed 397 people at March 31, 1999, compared with 200 at March 31, 1998, resulting in a 99% increase in payroll and related expenses. The sales organization increased by 119 people for the period, and we added 35 people to support the build-out of our local network. Other selling, general and administrative expenses increased as a result of our growth in revenue and the expansion of the infrastructure to support future growth.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $516,000 or 110% to $984,000 for the three months ended March 31, 1999 from $468,000 for the same period in the prior year. The increase is primarily due to additional computer and telecommunications equipment to support our network expansion. We expect the depreciation and amortization expense to increase as we bring our current local network projects on-line and as we make additional investments in our network and operational infrastructure.

     INTEREST. Interest expense net of interest income increased $98,000 or 35% to $380,000 for the three months ended March 31, 1999 from $282,000 for the same period in the prior year. The increase is primarily due to interest paid on our capital lease obligations.

     INCOME TAXES. In September 1998, we converted from an S corporation to a C corporation. As a result, we recorded a $1.8 million tax benefit for the losses incurred for the three months ended March 31, 1999. Prior to conversion, income taxes were provided solely for state tax purposes totaling $9,000 for the three months ended March 31, 1998.

     NET INCOME (LOSS) AND NET INCOME (LOSS) APPLICABLE TO COMMON
STOCKHOLDERS. As a result of the increases in revenue, operating expenses, depreciation and amortization, and net interest expense noted above, we incurred a net loss of $3.2 million for the three months ended March 31, 1999, compared with net income of $84,000 for the three months ended March 31, 1998.

     For the three months ended March 31, 1999, we accrued preferred stock dividends of $1.4 million and accretion of offering expenses and discount of $143,000 on the Series A preferred stock. The resulting net loss applicable to common stockholders in the three months ended March 31, 1999 was $4.8 million.

     EBITDA. EBITDA was negative $3.7 million for the three months ended March 31, 1999 compared to $843,000 for the three months ended March 31, 1998. This decline was due to the changes in revenue, network development, operations and selling, general and administrative expenses discussed above.

COMPARISON OF 1997 AND 1998

     REVENUE. Revenue increased 7.5% to $105.5 million for 1998 from $98.2 million for 1997. Revenue for 1997 included approximately $12.6 million from two customers with whom we did not do business in 1998. Exclusive of the revenue from these two former customers, revenue increased by 23.2% from period to period. The components of revenue in each year reflect our initiative to become a network-based services provider. In 1998, the revenue amounts also reflect the impact on sales of diverting financial, management and training resources towards the introduction of our local services. In 1998, on-net revenue and on-net billed customer minutes were 63.1% and 54.2%, respectively, of total revenue and minutes, as compared to 40.2% and 21.2%, respectively, in 1997.

     COSTS OF SERVICES. Costs of services for 1998 totaled $78.4 million, an increase of 0.4% from the $78.1 million incurred in the corresponding period in 1997. As a percentage of revenue, costs of services decreased to 74.3% in 1998 from 79.5% in 1997, reflecting the increase in on-net traffic, the reduced costs of carrying off-net traffic and a reduction in costs of originating and terminating traffic. Costs of originating and terminating traffic have declined in part as a result of provisions mandated by the Telecommunications Act of 1996. Finally, increased competition in the long distance communications industry resulted in slightly lower pricing and margins in 1998, as compared to 1997.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 14.5% to $29.4 million for 1998 from $25.7 million for 1997, and increased as a percentage of revenue to 27.9% from 26.2% for the corresponding periods. Within selling, general and administrative expenses, the largest component is personnel and related expenses, which combines all wages and salaries, along with commissions earned by our sales force. These expenses increased by 26.3% from 1997 to 1998, reflecting an increase in the number of employees. In April 1998, we commenced our initiative to expand our 96-member sales force, and as of December 31, 1998 we had approximately doubled the size of the sales force. Other expenses within selling, general and administrative expenses increased as a result of our ongoing growth.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $2.0 million for 1998 from $1.0 million for 1997, reflecting our network build out and capital additions for our internal computer systems.

     INTEREST. Interest expense, net of interest income, increased to $1.1 million for 1998 from $471,000 for 1997. This increase resulted from interest on capital leases entered into in the latter half of 1997 to finance network additions and internal computer systems, interest incurred related to notes payable entered into in December 1997, and additional interest related to higher levels of revolving credit borrowings in 1998, offset somewhat by interest earned on investments during the fourth quarter of 1998.

     OTHER INCOME (EXPENSE). Other income totaled $151,000 in 1998 and $3.9 million in 1997. The $3.9 million in 1997 principally related to warrants.

     In 1995, we transferred certain customers to whom we provided long distance and toll-free communications services pursuant to certain AT&T resale contracts to Tel-Save Holdings, Inc. Concurrent with the transfer, our obligations to AT&T under the AT&T contracts were terminated without obligation or liability on our part. Prior to the time of this transaction, there was no value recorded in the financial statements related to these customers. In consideration of the transfer, we received four separate warrants to purchase a total of 1,365,000 shares of Tel-Save common stock at an exercise price of $4.67 per share (after reflecting stock splits through December 31, 1997). Each warrant vested separately based on the retail revenue generated by Tel-Save with respect to the transferred customers, which had to exceed specified levels for three consecutive months. The warrants expired at various dates through 1997. In addition to the warrant agreements, we were subject to a voting rights agreement whereby Tel-Save retained the right to hold and vote the stock until we informed Tel-Save that we wished to sell the stock. Upon receiving such notice from us, Tel-Save was obligated either to purchase the stock at the price offered by us or, alternatively, to deliver the common stock certificates to us.

     In 1996, we met the vesting requirements with respect to the first three warrants. We met the vesting requirement for the first warrant at the end of the third quarter of 1996, entitling us to purchase 600,000 shares of Tel-Save common stock. We exercised this warrant and sold the related common stock, which had previously been registered with the SEC, resulting in net proceeds and other income of $1.4 million in the third quarter of 1996.

     We met the vesting requirements with respect to the second and third warrants in November 1996. The second warrant entitled us to purchase 300,000 shares of Tel-Save common stock prior to January 8, 1997. The third warrant entitled us to purchase 150,000 shares of Tel-Save common stock prior to June 10, 1997. We valued warrants upon vesting at approximately $2.1 million using the Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, warrant lives reflecting the respective expiration periods, expected volatility of 50% and no dividend rate. At December 31, 1996, we had not yet exercised the warrants and we classified them as investments. The value of the warrants at December 31, 1996 was the fair value recorded by us at the date of vesting. We recognized other income of $2.1 million related to the second and third warrants in the fourth quarter of 1996. On January 6, 1997, we exercised the second and third warrants and paid Tel-Save the total exercise price of $2.1 million.

     We met the vesting requirement with respect to the fourth warrant in June 1997, entitling us to purchase 315,000 shares of Tel-Save common stock. We valued the fourth warrant upon vesting at approximately $3.4 million using Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, a warrant life reflecting the June 1997 expiration period, expected volatility of 50% and no dividend rate. On June 4, 1997, we exercised the warrant, paid Tel-Save the exercise price of $1.5 million and recorded other income of approximately $3.4 million.

     On November 7, 1997, Tel-Save filed a registration statement with the SEC, listing us as a selling shareholder with respect to 765,000 shares (the total shares purchased by us, after reflecting stock splits, under the second, third and fourth warrants). Following the registration of the common stock, we intended to immediately sell the shares of Tel-Save, which had a market value of approximately $16.6 million at that date, as we had done previously with respect to the shares acquired upon exercise of the first warrant. Accordingly, all activities necessary for the transfer of the certificates were completed and we issued a demand to Tel-Save for the common stock certificates or, alternatively, requested that Tel-Save purchase the shares. Throughout the remainder of the fourth quarter, Tel-Save refused to deliver the common stock certificates to us.

     In order to take physical possession of the Tel-Save common stock certificates, we filed a lawsuit against Tel-Save in January 1998. On June 24, 1998, the parties signed a settlement agreement pursuant to which we received a total of $9.5 million from Tel-Save. As part of the settlement, all 765,000 shares were either returned to or repurchased by Tel-Save. Following the June 1998 settlement, there are no continuing obligations between the parties. Accordingly, we valued our investment in Tel-Save at December 31, 1997 at the final negotiated payment. This settlement resulted in approximately $422,000 of other income, recorded in the fourth quarter of 1997.

     INCOME TAXES. In 1998, net income tax credits of $906,000 were recorded. In September 1998, we converted from an S corporation to a C corporation, and a $480,000 provision for deferred taxes was recorded to reflect the change in status. Offsetting this provision were tax credits recorded at statutory rates for both federal and state taxes. Prior to conversion, income taxes were provided solely for state tax purposes. State income taxes in 1997 totaled $42,000.

     NET INCOME (LOSS) AND NET INCOME (LOSS) APPLICABLE TO COMMON
STOCKHOLDERS. As a result of the increases in revenue, operating expenses, depreciation and amortization, and net interest expense noted above, we incurred a net loss of $4.4 million in 1998, compared to a net loss of $3.2 million in 1997.

     In 1998, we accrued dividends to be paid in the form of additional shares of Series A preferred stock totaling $1.8 million and recorded $191,000 of accretion of offering expenses and discount on this preferred stock. The resulting net loss applicable to common stockholders in 1998 was $6.4 million.

     EBITDA. EBITDA decreased to negative $2.2 million for 1998 from negative $1.7 million for 1997. This decline was due to income in 1997 related to the Tel-Save warrants, offset by increases resulting from changes in revenues, network development, operations and selling, general and administrative expenses discussed above.

COMPARISON OF 1996 AND 1997

     REVENUE. Revenue increased by 30.7% to $98.2 million in 1997 from $75.1 million in 1996, primarily related to an increase in our customer base. Our customers totaled approximately 30,000 at the end of 1997 and 19,000 at the end of 1996. Revenue in 1996 also included approximately $1.8 million related to the amortization of credits received through AT&T sales promotions on three-year contracts that were fully amortized by year end 1996.

     COSTS OF SERVICES. Costs of services increased to $78.1 million in 1997 from $57.2 million in 1996, a 36.5% increase, and increased as a percentage of revenue to 79.5% in 1997 from 76.1% in 1996.

     The increase as a percentage of revenue resulted from several factors. Revenue in 1996 included $1.8 million of nonrecurring revenue derived from the amortization of the AT&T credits described above. In mid-1996, we began to operate our own network, incurring start up costs related to investment in these facilities. The first network switch, deployed in Quincy, Massachusetts in June 1996, did not begin to carry any significant traffic until late 1996. A second switch, deployed in Orlando in November 1997, did not carry any significant traffic in 1997. In 1997, we began to transmit international wholesale traffic through the Quincy switch. International wholesale traffic generates margins significantly below domestic on-net traffic. In addition, initiatives undertaken to provision existing customer traffic from off-net to on-net generally did not commence until the latter part of 1997 and, consequently, the improved percentages generated by on-net traffic did not significantly impact the results for the year. Finally, increased competition in the long distance communications industry resulted in slightly lower pricing and margins in 1997, as compared to 1996.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 33.7% to $25.7 million in 1997 from $19.2 million in 1996, and increased as a percentage of revenue to 26.2% in 1997 from 25.6% in 1996. Personnel and related expenses, the largest component of selling, general and administrative expenses, decreased by 1.5% from 1996 to 1997. A decrease in the direct sales force was principally offset by an expansion of administrative services, including customer service and provisioning personnel, to support the revenue growth. We added sales offices in 1997 in conjunction with the November 1997 deployment of our switch in Orlando. Other selling, general and administrative expenses also increased as a result of the revenue and personnel growth, including rent and utilities for additional offices and commissions paid to independent marketing representatives. The provision for doubtful accounts increased by $3.0 million in 1997 from 1996, principally related to two former customers and an increase in the estimate of the bad debt reserve proportionate to the increase in revenue. In November 1997, we fully provided for the receivables from these two former customers. We ceased our relationship with one of these customers based upon diminishing payment experience and the customer's inability to provide worthy collateral. Subsequently, this former customer ceased operations. The other customer's receivable was fully reserved when a collection arrangement was not honored and additional disputes arose.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased to $994,000 in 1997 from $533,000 in 1996 as a result of capital additions for our network build-out and internal computer systems. We significantly upgraded our internal computer hardware in November 1997. Future depreciation expense will increase as assets related to our network expansion plans are placed into service.

     In August 1997, upon review of our experience and expectations for upgrades and replacement of equipment, including information gathered during the process of financing such equipment, we changed our estimate of the useful life of our switching equipment from 12 years to 5 years. We also reviewed publicly available industry data on communications equipment, which confirmed that the estimate of useful lives of our communications equipment, which was entirely switching equipment at that time, reasonably approximated 5 years. We also assessed that there had been no significant decline in the market value of our switching equipment since purchased and that the market value exceeded the net book value of the equipment at the time of the change in estimate. This was confirmed by our ability to enter into a sale and leaseback of the switches for the approximate book value, completed at the same time as the change in estimate.

     Depreciation expense in 1997 was approximately $114,000 less than what would have otherwise been reported had the change been previously made.

     INTEREST. Interest expense, net of interest income, increased from $218,000 in 1996 to $471,000 in 1997. This interest relates to a higher level of revolving credit borrowings in 1997, interest on capital leases entered into in the latter half of 1997 and interest incurred related to notes payable entered into in December 1997.

     OTHER INCOME (EXPENSE). Other income totaled $3.9 million in 1997 and $3.5 million in 1996, both principally related to the Tel-Save warrants described above.

     NET LOSS. As a result of the aforementioned increases in revenue, operating expenses, depreciation and amortization, interest income and expense, we incurred a net loss of $3.2 million for 1997, compared to net income of $1.4 million for 1996.

     EBITDA. EBITDA was negative $1.7 million for 1997 compared to positive $2.2 million for 1996. This decline was due to the changes in revenue, network development, operations and selling, general and administrative expenses and other income discussed above.

QUARTERLY RESULTS

     The following tables set forth certain unaudited financial data of Network Plus for each of the quarters in 1997 and 1998 and for the first quarter of 1999. This information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this quarterly information. The operating results for any quarter are not necessarily indicative of results to be expected for any future period. Income taxes are included in other income (expense), net.

                                                          QUARTER ENDED
                                           MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                             1997        1997       1997        1997
                                           ---------   --------   ---------   --------
                                                           (UNAUDITED)
                                                         (IN THOUSANDS)
Revenue..................................   $24,740    $24,641     $24,540    $24,288
Costs of services........................    19,110     19,330      19,753     19,913
Selling, general and administrative......     5,127      5,440       5,803      9,334
Depreciation and amortization............       156        168         257        413
                                            -------    -------     -------    -------
Operating income (loss)..................       347       (297)     (1,273)    (5,372)
Interest income..........................        22         38          17          9
Interest expense.........................       (83)       (94)       (153)      (227)
Other income (expense), net..............        (9)     3,436          18        430
                                            -------    -------     -------    -------
Net income (loss)........................   $   277    $ 3,083     $(1,391)   $(5,160)
                                            =======    =======     =======    =======

                                                                QUARTER ENDED
                                           MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                             1998        1998       1998        1998       1999
                                           ---------   --------   ---------   --------   ---------
                                                                 (UNAUDITED)
                                                               (IN THOUSANDS)
Revenue..................................   $25,202    $27,103     $27,283    $25,957     $33,581
Costs of services........................    18,836     19,992      20,406     19,209      26,546
Selling, general and administrative......     5,544      6,391       8,164      9,327      10,716
Depreciation and amortization............       468        483         498        588         984
                                            -------    -------     -------    -------     -------
Operating income (loss)..................       354        237      (1,785)    (3,167)     (4,665)
Interest income..........................         3          9          50        333         141
Interest expense.........................      (285)      (293)       (203)      (693)       (521)
Other income (expense), net..............        12       (109)       (264)     1,418       1,828
                                            -------    -------     -------    -------     -------
Net income (loss)........................   $    84    $  (156)    $(2,202)   $(2,109)    $(3,217)
                                            =======    =======     =======    =======     =======

     We could experience quarterly variations in revenue and operating income as a result of many factors, including:

     - the introduction of new services by us

     - actions taken by competitors

     - the timing of the acquisition or loss of customers

     - the timing of additional selling, general and administrative expenses incurred to acquire and support new or additional business

     - changes in our revenue mix among our various service offerings.

Many of the factors that could cause such variations are outside of our control. We plan our operating expenditures based on revenue forecasts, and a revenue shortfall below such forecasts in any quarter could adversely affect our operating results for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to 1994, we operated solely as an aggregator of AT&T services and funded our growth principally with cash provided from operating activities. In 1994, we became a reseller of Sprint services, requiring additional funding to support the development of an infrastructure to support provisioning, billing and servicing of customers billed under the Network Plus name. We financed cash requirements in 1994 and 1995 primarily by cash credits received in 1993 and 1994 under AT&T promotions and by transfers of AT&T contracts and customers to other communications companies in 1995.

     In 1996, we further expanded our infrastructure and began to deploy our own network. To support 1996 cash requirements, we entered into a $7.0 million revolving credit agreement and $1.0 million term loan with a bank to allow for our initial purchase of network facilities, and entered into a financing transaction involving the sale and lease back of the Quincy switch. Cash flows in 1996 were supplemented by the exercise of Tel-Save warrants and the subsequent sale of the underlying common stock.

     In 1997, we continued to expand our network and infrastructure. In addition, we expended $3.6 million to exercise additional warrants for common stock of Tel-Save. We met cash needs in 1997 through the addition of capital leases, including a financing transaction involving the sale and lease back of our Quincy, Massachusetts and Orlando switches, the use of a revolving credit facility, the refinancing of a portion of our accounts payable to Sprint into a short-term promissory note and receipt of loans totaling $1.8 million from our stockholders. In May 1998, we entered into a $23.0 million revolving credit agreement with Fleet National Bank. Borrowings under this line were used to repay the Sprint note and the stockholder loan.

     In September 1998, we issued 40,000 units consisting of shares of 13.5% Series A Cumulative Preferred Stock due 2009 and warrants, resulting in net proceeds to us of $37.5 million. The proceeds were used to repay all amounts owed under the May 1998 Fleet revolving credit facility, and the excess funds were invested in cash equivalents.

     In October 1998, we entered into a loan agreement with Goldman Sachs Credit Partners L.P. and Fleet. This revolving credit facility has a term of 18 months and is secured by our assets. Up to $60.0 million is available based upon formulas using accounts receivables and collections. Interest is payable monthly at one percent above the prime rate. This facility requires us, among other things, to meet minimum levels of revenues and EBITDA and debt to revenue ratios. Other than draw-downs utilized to cover closing costs, which we immediately repaid, we did not utilize this facility in 1998 or in the first quarter of 1999. As of May 25, 1999, we had borrowed $5.0 million under this line and had $42.9 million of available borrowings.

     In December 1998, we received an $81.0 million commitment for lease financing for communications and computer equipment, fiber, hardware and software to be acquired through December 31, 1999. Depending on the type of property, the lease term will either be for three or five years. All of the leases to be entered into will contain purchase options upon conclusion of the lease term. We entered into leases as of March 31, 1999 totaling $28.4 million, which included $4.0 million for the refinancing of previously existing leases. We currently expect to fully utilize the available leasing facility during 1999.

     Prior to the 1998 Series A preferred stock and warrant offering, we were an S corporation and, as a result, did not pay corporate federal income taxes. Instead, our stockholders were liable for their share of taxes in respect of our taxable income. We had similar tax status in certain states that recognize S corporation status. Accordingly, in each year prior to 1998 and for the 1998 period prior to September 1998 we distributed to our stockholders cash in amounts sufficient to enable them to pay federal and state taxes on the portion of our income attributable to the stockholders plus related tax preparation expenses. For the years ended December 31, 1996, 1997, and 1998, and 1999 to date, we distributed an aggregate of $1.2 million, $601,000, $5.0 million and $3,000, respectively, to our stockholders, which amounts include tax distributions.

     Total assets were $76.2 million at March 31, 1999 compared to $48.9 million at December 31, 1998 and $35.6 million at December 31, 1997. Cash and cash equivalents were $3.6 million at March 31, 1999 compared to $12.2 million at December 31, 1998 and $1.6 million at December 31, 1997. The decrease from December 31, 1998 is primarily attributable to cash used in operating activities of $3.4 million, capital expenditures of $6.6 million, including $2.2 million that was not financed under our equipment lease line, and an investment in NorthPoint of $2.5 million. Net cash used in operating activities was $10.8 million during 1998, and net cash provided by operating activities was $184,000 during 1997. Capital expenditures were $10.9 million during 1998 and $3.4 million during 1997.

     Our strategic initiatives include the deployment of additional local and long distance switches, the co-location of network equipment, the offering of new services such as local exchange and data services, the expansion of our sales force and other personnel, and significant investment in our information technology systems. These initiatives will require a substantial amount of capital for the installation of network switches and related equipment, fiber, personnel additions and funding of operating losses and working capital.

     Our ability to meet our projected growth is dependent upon the availability of capital resources. We estimate that, for the last three quarters of 1999, capital required to fund expansion of our infrastructure and services and negative cash flows from operations will be approximately $160 million. We believe that our current cash resources, revolving credit and lease financing availability and proceeds from this offering will be sufficient to fund our cash requirements through year-end 1999. To continue the anticipated expansion of our network infrastructure in the year 2000, including the addition of approximately 120 co-locations and three switches, and to fund negative cash flows from operations during 2000, we will require approximately $150 million of additional capital. We anticipate that we will be able to obtain this additional capital through vendor financing and a new credit facility, and we are currently in discussions with various sources of vendor and lease financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis, on terms acceptable to us, and within the limitations contained in our commercial lending agreements. Failure to obtain such financing could result in the delay or abandonment of certain of our development and expansion plans and could have a material adverse effect on us. Furthermore, there can be no assurance that actual capital needs and expenditures will not be significantly higher than our current estimates. In the event the Company is unable to raise sufficient or any additional capital, the Company intends to scale back and delay its anticipated network and operational infrastructure expansion and seek additional financing from existing vendors and commercial lenders or through the issuance of debt or equity securities. The Company believes that it will be able to finance its operations under these circumstances through at least June 2000.

RECENTLY ISSUED ACCOUNTING STANDARD

     In June 1998, Statement of Financial Accounting Standard No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement is effective for the quarters in our fiscal year 2000. Had we implemented SFAS 133 in the current period, financial position and results of operations would not have been affected.

IMPACT OF YEAR 2000

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. We have developed our LOGOS operational support system with the year 2000 in mind, thus minimizing its impact. We have substantially completed the process of evaluating and implementing year 2000 compliance among our software applications and system components, and believe that these will be materially compliant by June 30, 1999. The cost of making these applications and systems year 2000 compliant has not been material and has primarily been related to expanding the feature and function set of our general business systems. Based on our present estimates for further expenditures of both employee time and expenses to address year 2000 issues, we do not expect these expenditures to have a material impact on our operations and cash flows. We will expense all expenditures as incurred, and such expenditures are not expected to have a significant impact on our ongoing results of operations.

     We have also undertaken a formal survey of the year 2000 compliance status of equipment provided to us by our suppliers, and we believe that such equipment is year 2000 compliant. However, if the hardware or software comprising our network elements acquired from third-party vendors, the software applications of the long distance carriers, local exchange carriers or others on whose services we depend or with whom our systems interface, or the software applications of other suppliers, are not year 2000 compliant, it could affect our systems. This, in turn, could have a material adverse effect on us.

     Based on our assessments to date, we believe that we will not experience any material disruption as a result of year 2000 issues in internal processes, information processing or interfacing with key customers, or with processing orders and billing. We have developed contingency plans, which our management believes can be successfully implemented, if required, to address potential year 2000 issues in our internal processes. There can be no assurance, however, that we will not incur significant unanticipated costs in achieving year 2000 compliance or that year 2000 issues will not have a material adverse effect on our business, results of operations and financial condition.

                                    BUSINESS

OVERVIEW

     Network Plus is a network-based communications provider offering broadband data and telecommunications services. Our bundled product offerings include local and long distance services, as well as enhanced, high-speed data and Internet services, primarily utilizing digital subscriber line, or DSL, technology. Since 1990, we have targeted small and medium-sized business customers located in major markets in the northeastern and southeastern regions of the United States. As of May 15, 1999, we served approximately 40,000 customers representing in excess of 200,000 access lines. We had total revenue of $105.5 million in 1998 and $33.6 million in the first quarter of 1999, substantially all of which was attributable to the sale of long distance services. We commenced offering local services in September 1998 and DSL services in May 1999.

BUSINESS STRATEGY

     We have an aggressive growth strategy to become the provider of choice offering one-stop communications solutions to customers in our target markets. Our future success will depend upon our ability to implement this strategy. We believe that our nine-year operating history, existing customer base and substantial in-region experience will enable us to effectively implement our growth strategy, which includes the following:

  BE A ONE-STOP COMMUNICATIONS PROVIDER

     A key to our growth will be the implementation of a marketing and operating plan that emphasizes our complete suite of broadband data and telecommunications services on a bundled and individual basis. To a large extent, the customers we target have not previously had the opportunity to purchase bundled services from a single provider, and we believe that they will prefer one source for all of their communications requirements. We intend to invoice these services on a single bill and provide a single point of contact for customer service, product inquiries, repairs and billing questions.

     We believe that our ability to provide one-stop communications services, including long distance and local service as well as data and Internet services, will enable us to better meet the needs of our customers, penetrate our target markets, capture a larger portion of our customers' total expenditures on communications services and increase customer retention. In addition, we believe that our cost structure will allow us to offer local, long distance, Internet, data, including DSL, and other enhanced services at a bundled price that may be lower than the price of purchasing those services separately.

  TARGET UNDERSERVED MARKETS WITH A SUPER-REGIONAL FOCUS

     We intend to continue targeting small and medium-sized businesses in the northeastern and southeastern regions of the United States, our primary services areas. We seek to be among the first to market integrated communications services in many of our markets, including small and medium-sized communities in which there is relatively little competition to the incumbent local exchange carriers. We believe that the northeast and southeast are particularly attractive due to a number of factors, including the population density in the northeast, the large number of rapidly growing metropolitan clusters in the southeast, and the relatively small number of significant competitors to the incumbent local exchange carriers. In addition, we believe that small and medium-sized businesses have been underserved by our large competitors with respect to customer service, and that our emphasis on customer support and satisfaction provides us with a significant competitive advantage.

  CROSS-SELL LOCAL AND DATA SERVICES TO OUR EXISTING CUSTOMERS

     We have ongoing relationships with approximately 40,000 customers representing in excess of 200,000 access lines and 30,000 toll free numbers. In 1998, we had total revenue of $105.5 million, substantially all of which was generated from our customers' long distance traffic. We believe that our ongoing customer relationships, focus on customer care and competitive prices for our bundled services will provide us with a significant opportunity to cross-sell local, DSL and other data services to our existing customers.

  BUILD A CAPITAL EFFICIENT NETWORK INFRASTRUCTURE

     Our strategy is to expand our network where economically justifiable, better match our capital commitment to the onset of revenue-generating activities and generate cash flow quickly. We believe that this strategy will result in higher long-term operating margins, greater control of our network and enhance service quality. As part of this strategy, we try to build a geographic concentration of customers through the resale of communications services and then build, acquire or extend our network to serve those customers. As we expand our infrastructure with fiber, switches and co-locations, we will increase the portion of our revenue that is carried on our network. We pursued this network build strategy in the long distance marketplace and deployed our first long distance switch in Quincy, Massachusetts in June 1996. During April 1999, approximately 65% of our long distance minute traffic was carried on our own network, and we expect that percentage to increase to 80% by year-end 1999.

     An important element of our local and DSL network strategy is to build our network to take advantage of our customer base and sales office coverage in the northeastern and southeastern regions of the United States. All of the approximately 220 co-locations that we expect to have operational by the end of 2000 will be within the service areas of our existing or planned sales offices. As our local and DSL network extends geographically, we will move resold local and DSL customers onto, and connect new customers directly to, our network.

  ACQUIRE AND RETAIN MARKET SHARE THROUGH OUR SALES FORCE AND CUSTOMER SERVICE

     We intend to expand our sales force to approximately 250 members by year-end 1999 to acquire and support a growing customer base. Once we obtain a customer, we focus on providing superior customer service. We believe that our sales and customer services processes have resulted in a customer retention rate that is higher than many of our competitors and differentiates us as a customer-focused communications provider, giving us a competitive advantage.

     We provide customer service 24 hours per day, 365 days per year. We estimate that our customer service representatives answer incoming calls from national accounts in less than 30 seconds, on average. We also provide each customer with personalized service through a single point of contact for all product inquiries, repair needs and billing questions which we believe will increase customer satisfaction.

     We provide incentives to our sales and customer support personnel through a compensation structure that is designed to promote a high level of ongoing customer care and retention. It also ensures that our sales staff remains actively involved in the customer service process.

  LEVERAGE OUR CUSTOM-DESIGNED BACK OFFICE SYSTEMS

     We are currently in the final stages of developing and testing a custom-designed operational support system, which we refer to as LOGOS. We designed LOGOS to shorten the time between a customer order and service installation, reduce overhead costs and enable us to provide superior customer service. We believe that when fully deployed LOGOS will enhance our productivity and service quality and provide us with a significant competitive advantage through:

     - automating most of the processes involved in moving a customer onto our network

     - enabling single-call resolution of most customer inquiries

     - providing each of our departments with a universal view of all provisioning, billing, customer service, trouble ticket and collections activities for each customer

     - enabling customized service offerings, pricing and invoice formatting for each customer.

     Our operational support system also provides our management with timely operational and financial data to more efficiently direct network, sales and customer service resources. In addition, when we establish electronic bonding, the electronic exchange of data, with incumbent local exchange carriers, we will achieve "flow-through" provisioning, which will reduce the time necessary to order unbundled network elements and enhance the quality control of the ordering process.

  EXPAND THROUGH STRATEGIC ACQUISITIONS AND ALLIANCES

     As part of our expansion strategy, we plan to consider strategic acquisitions of and alliances with related or complementary businesses. We believe that strategic acquisitions and alliances with related or complementary businesses may enable us to more rapidly expand by adding new customers and services as well as acquiring additional experienced employees. These acquisitions and alliances could be funded by cash, bank financing or the issuance of debt or equity securities. We continuously evaluate and often engage in discussions regarding various acquisition and alliance opportunities, but are not currently a party to any agreement for a material acquisition or alliance.

  LEVERAGE THE EXPERIENCE OF OUR MANAGEMENT TEAM

     Our management team has significant experience in the communications industry in general, and, in particular, in the critical functions of network operations, sales and marketing, back office and operational support systems, finance and customer service. Our management team has an average of approximately 10 years of experience in the communications industry. We believe that the quality, experience and teamwork of our management team will be critical factors in the implementation of our growth strategy.

MARKET OPPORTUNITY

     We believe that the Telecommunications Act of 1996 and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening local markets to competition and requiring incumbent local exchange carriers to provide increased direct interconnection to their competitors. According to the FCC, in 1997 the total revenues for the telecommunications industry amounted to approximately $230.0 billion, of which approximately $130.0 billion was local service and approximately $100.0 billion was long distance.

     A number of important trends are reshaping the U.S. communications industry, creating substantial market opportunity. These trends include:

     - increasing customer demand for high-speed broadband data services, such as Internet access and transport and personal computer-based applications

     - the emergence of electronic commerce

     - continued consolidation among service providers to broaden their service offerings and technical capabilities.

     By leveraging customer relationships and bundling service offerings, competitive local exchange carriers have begun to exploit a variety of opportunities, including high-speed Internet access and transport, DSL, local-area and wide-area network connectivity, managed network services, virtual private networks, remote access and electronic commerce services. We believe that new entrants have an excellent opportunity to establish themselves as leading providers of such value-added services.

     High-speed data services and Internet connectivity have become important to business due to the dramatic increase in Internet usage and the proliferation of personal computer and Internet Protocol-based applications. According to International Data Corporation, an independent telecommunications and technology research company, the number of Internet users worldwide reached approximately 142 million in 1998 and is forecasted to grow to approximately 502 million by 2003. The popularity of the Internet with consumers has also driven the rapid growth in exploiting the Internet as a commercial medium, as businesses establish websites, corporate intranets and extranets and implement electronic commerce applications to expand their customer reach and improve their communications efficiency.

THE IMPORTANCE OF DSL TECHNOLOGY

     We believe that DSL technology is uniquely suited to meet the high-speed data transport needs of our targeted small and medium-sized business customers. DSL technology reduces the bottleneck in the transport of information by increasing the data-carrying capacity of copper telephone lines by up to 25 times. We believe that our DSL service offerings will provide our customers with a range of high-speed data options with price and performance characteristics that are more attractive than their traditional alternatives. In March 1999, we entered into a strategic alliance to enable us to resell DSL services until we are able to expand our DSL network and provide such services directly.

SERVICE OFFERINGS

  RETAIL SERVICE OFFERINGS

     Our retail services, which we offer on a stand-alone or bundled basis, currently include the following:

Local Services                   We offer a full range of local exchange
                                 services including voice mail, universal messaging services, directory assistance, call forwarding, conference calling, return call hunting services, call pick-up, repeat dialing and speed calling. We provide local services in Connecticut, Massachusetts, New Hampshire,
                                 Rhode Island, New York, Florida and Georgia and have authority to provide local services in Vermont, Maine, New Jersey, Pennsylvania and
                                 Tennessee.

Long Distance                    We offer both domestic (interstate) and
                                 international switched and dedicated long distance services, including "1+" service in all 50 states along with global termination to over 225 countries. We also offer a variety of enhanced long distance features. In geographic areas where we do not provide on-net long distance services, we resell the services of Sprint.

DSL, Internet and Data
Services Our DSL services provide an "always on" high-speed local connection to the Internet and to private and local area networks. Our DSL technology can increase the data transfer rates of a standard phone line by up to 25 times. We also offer both dial-up and dedicated Internet access, private line and frame relay services.

Toll-free Services               We offer a full range of switched and dedicated
                                 domestic (interstate) toll-free services, including toll-free origination and termination in all 50 states, international toll-free origination from 60 countries including Canada, and toll-free directory assistance. We also provide enhanced toll-free services through our advanced intelligent network capabilities.

Calling and Debit Card
Services We offer nationwide switched access customized calling card services and debit card services. We offer our customers the option of calling cards that are personalized, branded or generic.

Paging Services                  We offer advanced wireless paging services,
                                 including digital and alphanumeric paging, personal identification number services, voice mail, news and sports feeds, and local or national geographic coverage.

Custom Management Control
  Features We offer our customers customized management reporting features including area code summaries, international destination matrices, daily usage summaries, state summaries, time of day summaries, duration distribution matrices, exception reporting of long duration calls, and incomplete and blocked call reporting.

In 1998, retail communications services accounted for 83% of our revenue, substantially all of which was attributable to long distance services.

  INTERNATIONAL WHOLESALE SERVICES

     We offer international wholesale termination and transport services primarily to major domestic and international communications carriers. We believe our international wholesale service offering is a strategic element in our overall plan to expand our network and to generate and retain customer traffic. We intend to build on our relationships with large domestic and international carriers to purchase increased capacity and to otherwise support our international service offerings. In addition, we expect that providing comprehensive international services will lower our cost of carrying international traffic and result in more attractive service offerings in our core retail markets. In 1998, international wholesale services accounted for 17% of our revenue.

SALES AND MARKETING

  OVERVIEW

     Our sales force seeks to provide our existing and potential customers with a comprehensive array of communications services customized for the increasingly convergent voice and data marketplace. Our sales force targets small and medium-sized businesses that generally have communications expenditures of less than $10,000 per month. We believe that neither Regional Bell Operating Companies nor large long distance carriers have historically concentrated their sales and marketing efforts on this business segment, which we believe represents a significant portion of the market. We believe we have established ourselves as a recognized provider of high-quality, competitively priced long distance services, with a reputation for responsive customer care. Our new local and DSL service offerings enable us to better compete in and more rapidly penetrate our targeted sales markets.

     Our sales and marketing approach is to build long-term business relationships with our customers, with the intent of becoming the single-source provider of all their communications services. We train our sales force in-house with a customer-focused program that promotes increased sales through both customer attraction and customer retention.

  SALES CHANNELS

     DIRECT SALES. Our direct sales force markets our retail communications services directly to end users. As of March 31, 1999, we employed 179 direct sales representatives working in 11 sales offices throughout the northeastern and southeastern regions of the United States. By year-end 1999, we intend to employ approximately 250 direct sales representatives.

     Our direct sales force is headed by our Senior Vice President of Sales, who has been with us for approximately seven years. Each of our existing sales offices is headed by a branch manager and is further sub-divided into smaller sales teams, each of which is headed by a team leader who directly oversees the day-to-day sales activities of his or her team and acts as a mentor to its members. Teams generally consist of eight to 10 sales representatives.

     We provide compensation incentives to our sales teams to sell to customers within pre-assigned co-location areas. In doing so the salesforce is motivated to sell to new customers that can be provisioned directly onto our network where we realize higher margins.

     All new sales representatives are required to receive formal in-house training, in which we expect them to gain a thorough knowledge of our services and the communications industry. After formal training, we permit sales representatives to pursue customers but require them to participate in a continuing mentoring program. We believe this philosophy is a competitive advantage in the attraction and long-term retention of sales personnel.

     In the following table we set forth each of our existing and targeted new sales office locations, the date we plan to open each targeted new office, the number of direct sales representatives currently located in each office and the number of direct sales representatives we intend to be located in each office at year-end 1999 and 2000.

                                                                   DIRECT SALES STAFF
                                                      ---------------------------------------------
                                                                TOTAL AT    PLANNED AT   PLANNED AT
                                                      OFFICE    MARCH 31,    YEAR-END     YEAR-END
                                                      STATUS      1999         1999         2000
                                                      ------    ---------   ----------   ----------
Atlanta, GA.........................................  Existing      19          30           30
Fort Lauderdale, FL.................................  Existing      17          26           39
Nashua, NH..........................................  Existing      13           8            8
Norwalk, CT.........................................  Existing      13          14           19
Orlando, FL.........................................  Existing      12          20           30
Smithfield, RI......................................  Existing      16          18           18
Quincy, MA..........................................  Existing      36          53           77
Worcester, MA.......................................  Existing      11          15           15
Jacksonville, FL....................................  Existing      12          11           11
New York, NY........................................  Existing      25          45           50
Springfield, MA.....................................  Existing       5           8           11
Long Island, NY.....................................  Planned        0           0           20
Philadelphia, PA....................................  Planned        0           0           20
New Jersey..........................................  Planned        0           0           10
                                                                   ---         ---          ---
          Totals....................................               179         248          358

     In March 1999 sales through our direct sales force accounted for approximately 58% of our revenue.

     AGENCY SALES. Our agency sales force markets our services to various resellers, independent marketing representatives, associations and affinity groups. This sales force locates established, high-quality organizations with extensive distribution channels in order to market our communications services to both a broader geographic range and a greater number of potential customers than could be reached by the direct sales force. We sell our services on a wholesale basis to resellers, which in turn sell such services at retail to their customers. We generally sell our services to independent marketing representatives, associations and affinity groups on a retail basis.

     Our use of independent marketing representatives allows us to reduce our marketing and other overhead costs. As compensation for their services, independent marketing representatives generally receive a commission on their sales. We employ stringent selection criteria and attempt to carefully monitor and control the activities of our resellers and independent marketing representatives to ensure compliance with laws, industry standards and company policies. We believe that the number of complaints we have received regarding the methods and practices of our agents is negligible in comparison with the experience of many other communications companies.

     We commenced sales through resellers and independent marketing representatives in 1996, and as of March 31, 1999 we had six salespeople dedicated to this market segment. In March 1999, sales through our reseller and independent agent sales force accounted for approximately 12% of our revenue.

     INTERNATIONAL WHOLESALE SALES. Our international wholesale sales force markets our international communications services to both international and domestic carriers. This group focuses on developing customer and vendor relationships with the top-tier international carriers, as well as selected financially stable second-tier carriers. In March 1999, international wholesale sales accounted for approximately 30% of our revenue.

     Our international wholesale sales force is headed by the Vice President and General Manager of International Services, who has over 17 years of experience in international communications sales, service and networks. As of March 31, 1999, we had seven sales people in this group.

  SALES FORCE COMPENSATION

     Our sales force compensation strategy provides significant incentives to sell higher margin bundled on-net services. Additionally, we compensate all sales persons with both a salary and a residual commission structure based on each customer's continued use of our services. The compensation of our sales staff is therefore increasingly reliant over time on the retention of existing customers. We believe that this "lifetime residual" motivates each sales person to remain actively involved with customers and participate in the customer support process. We believe this approach provides us with competitive advantages that increase customer retention, increase cross-selling opportunities and reduce the costs of customer service and support.

  MARKETING AND ADVERTISING

     We have begun marketing efforts in support of the rollout of our integrated voice and data services, including our DSL services. Recent marketing efforts include print ads, mailings and trade shows. In addition, NorthPoint provides us with funds to co-market our resold DSL services. We are also actively involved in numerous charitable and community events, which we believe increases our recognition in particular geographic regions.

CURRENT CUSTOMER BASE

  RETAIL CUSTOMERS

     We currently provide service to approximately 40,000 customers representing in excess of 200,000 access lines. We segment our customers by monthly revenue into:

     - National Accounts -- more than $1,000 of revenue

     - Major Accounts -- between $250 and $1,000 of revenue

     - Small Business/Residential Customer Accounts -- under $250 of revenue.

This segmentation is designed to ensure that those customers generating higher monthly revenues experience a higher level of proactive customer care. As of May 15, 1999, the national account segment included over 1,900 customers generating approximately 56% of our retail customer revenue for March 1999, the major account segment included over 5,100 customers generating approximately 26% of our retail customer revenue for that period, and the small business/residential customer account segment included over 32,300 customers generating approximately 18% of our retail customer revenue for that period.

     Our customers are predominately located in the northeastern and southeastern regions of the United States. Because our customer base, to a large extent, is concentrated around our 11 sales offices, we believe we are beginning to achieve name recognition in the small and medium-sized business communities in our core sales areas.

  INTERNATIONAL WHOLESALE CUSTOMERS

     We provide international wholesale services to numerous national and international communications carriers. During 1998, wholesale communications services accounted for 17% of our revenue. We strive to establish close working relationships with our international wholesale customers. Once we interconnect with a carrier customer, the carrier may utilize us on an as-needed basis, depending upon the pricing offered by us and our competitors, as well as the available capacity. We have been tested and approved as an authorized carrier for, and included in the routing tables of, all of our international carrier customers. In 1998, we had one international wholesale customer that accounted for approximately 13% of our revenue.

NETWORK

  OVERVIEW

     We pursue a capital efficient network deployment strategy that involves owning switches while acquiring or leasing fiber optic transmission facilities on an incremental basis to satisfy customer demand. Our strategy has been to build a geographic concentration of customers before building, acquiring or extending our network to serve that concentration of customers. As network economics justify the deployment of switching or transport capacity, we expand our network and migrate customers onto our network. An important element in our local and DSL network strategy is to build our network to take advantage of our existing customer base and sales office coverage.

     We believe that owning network components, rather than relying on the facilities of third parties, enables us to have more flexibility in meeting customer needs for new products and services, generate higher operating margins, obtain origination and termination fees from other carriers and maintain greater control over our network operations and service quality. Where expected market penetration does not justify the economical deployment of our own network elements, we utilize the networks of alternative carriers.

  INTEGRATED NETWORK ARCHITECTURE

     We provide services to our customers over a single integrated network that supports local, long distance and high-speed data and Internet services. We believe that the integrated design of our local, long distance and data networks significantly reduces our cost of providing a bundled service offering. Our integrated network architecture includes customer premise equipment, unbundled network elements, co-locations, switches and SONET fiber rings.

     REACHING THE CUSTOMER PREMISES -- UNBUNDLED NETWORK ELEMENTS

     Our integrated network begins with our customer. To reach our customers, we purchase or lease simple copper loops, or, if customer traffic justifies, T-1 facilities, as unbundled network elements, or UNEs, from the incumbent local exchange carrier. By utilizing UNEs, we obtain access and termination revenues as if we owned the copper loop to our customer and are able to rapidly connect the customer directly to our co-location. We are also able to avoid the cost and delay associated with deploying our own facilities to our customers' premises. To support our high-speed DSL service, we provide our customer with a modem that we connect to a digitally conditioned copper loop that we have purchased or leased as a UNE. To enable us to purchase these UNEs, we have successfully negotiated interconnection agreements with the incumbent local exchange carrier in each of our targeted jurisdictions. We currently have interconnection agreements with Bell Atlantic of Massachusetts, New Hampshire, New York and Rhode Island, Southern New England Telephone of Connecticut, and Bell South of Georgia and Florida.

     CO-LOCATION FACILITIES

     Each UNE we deploy, whether for local service or high-speed DSL service, will be a direct connection from our customer to one of our co-location facilities located in the central office of the incumbent local exchange carrier. Within each co-location facility we have deployed, or are deploying, both Lucent digital access nodes to support switched voice services and digital subscriber line access multiplexes, or DSLAMs, to support our high-speed DSL service offering. By designing our co-locations in this manner we are able to allocate the overhead costs associated with deploying co-locations across multiple products and revenue streams. This co-location architecture supports integrated voice and data service and can be extended to support emerging applications as customer requirements dictate.

     We expect to have 20 co-locations operational by August 1999 and an additional 80 co-locations by year-end 1999. These co-locations and the aggregate number of business lines currently served by the local telephone company in these locations as of April 1, 1999 are set forth below.

                                  PLANNED             PLANNED                ADDRESSABLE BUSINESS
                               CO-LOCATIONS         CO-LOCATIONS      LINES SERVED BY CO-LOCATIONS AS OF
STATE                        BY AUGUST 1, 1999    BY YEAR-END 1999              APRIL 1, 1999
-----                        -----------------    ----------------    ----------------------------------
Connecticut................          3                    9                         196,263
Massachusetts..............          7                   32                         805,549
New Hampshire..............          2                    4                          90,979
New York...................          7                   14                         707,077
Rhode Island...............          1                    5                          98,559
Georgia....................          0                   11                         295,399
Florida....................          0                   25                         575,446
                                    --                  ---                       ---------
          Total............         20                  100                       2,769,272

     By year-end 2000, we expect to have 220 co-locations operational. Until we have deployed the necessary co-location facilities in a specific geographical region, our DSL services will utilize the underlying network of NorthPoint or another DSL provider and our local exchange services will utilize the underlying network of the incumbent or competitive local exchange carrier. As a co-location becomes operational, we will migrate local and DSL customers onto our own network facilities. As of May 15, 1999, we had sold over 32,000 local access lines, of which approximately 15,000 are expected to be on-net and served out of the co-locations we expect to deploy by year-end 1999.

     NETWORK ACCESS POINTS AND LOCAL SWITCHING PLATFORM -- LUCENT 5ESS SWITCHES

     Our northeast switching platform consists of Lucent 5ESS digital switches in Cambridge, Massachusetts and in New York City. We intend to deploy additional Lucent 5ESS digital switches in both Florida and Georgia by year-end 1999. Each Lucent 5ESS switch acts as a centralized switching node for each co-location within the footprint served by the switch. In addition, each of these centralized switching nodes serves as an interconnection and concentration point between our DSL and data network and the public Internet.

     We intend to deploy on a test basis in our Cambridge switching center Lucent's next-generation PathStar Access Server Voice-over-IP Switch and access and integration equipment from multiple suppliers. PathStar bundles into a single scalable Internet Protocol-based platform both voice and data switching, which we believe may allow a more economical use of bandwidth for inter-networking traffic and multi-service applications. If successful, use of this switch could lower our overall network costs.

     LONG DISTANCE SWITCHING PLATFORM -- NORTEL SWITCHES

     We have deployed Nortel DMS interexchange digital switches in Quincy, Massachusetts, Orlando, Los Angeles and Chicago. We intend to increase our long distance footprint through expanded tandem or end-office trunking, deployment of additional points of presence, or POPs, and, where traffic concentration justifies, deployment of additional switch facilities. Future long distance switch sites potentially include Texas, Colorado and the Pacific Northwest.

     INTERNATIONAL FACILITIES

     In addition to being interexchange switches, the Nortel switches located in Quincy, Massachusetts and Los Angeles are international gateway switches that enable us to interconnect direct international routes with a number of U.S. and foreign wholesale international carriers. This allows us to provide state-of-the-art least-cost routing and network reliability for international calling. These interconnected international carriers are also a source of wholesale international traffic and revenue that enable us to provide competitive international rates to our retail customers.

     To further support our international interconnections, we have entered into leases or indefeasible right-of-use agreements for international submarine cable facilities in several cable systems, including:

     - TAT-12/13 RIOJA, which spans the Atlantic Ocean

     - TPC-5, which spans the Pacific Ocean

     - Americas I, which connects various locations throughout the Caribbean

     - Guam-Philippines Cable System.

     These arrangements support existing and planned interconnections with telephone operating companies in foreign countries.

     SIGNALING SYSTEM 7 AND ADVANCED INTELLIGENT NETWORK ARCHITECTURE

     All our local and long distance switched services use SS7 network signaling for enhanced network efficiencies and increased customer satisfaction. The SS7 signaling system reduces connect time delays, thereby enhancing overall network efficiencies. For more advanced SS7 functions providing "network level logic", we are in the process of deploying ServiceBuilder(TM), Nortel's next-generation advanced intelligent network, or AIN, architecture, including Nortel's Service Management System and Service Creation Environment. In tandem with the Nortel and Lucent switches, ServiceBuilder allows us to generally deploy many "designer" products and features defined by the Bellcore AIN standard and beyond, including:

     - Enhanced 800 Services, including AIN specific routing services

     - Various "Follow me" services, including 500 number technology

     - Customer dictated and provisioned class of service screening features

     - Virtual Private Network services

     - Local Number Portability.

     FIBER AND TRANSPORT -- SONET RINGS

     In August 1998, we entered into two 20-year indefeasible-right-of-use agreements with two separate carriers. Pursuant to these agreements, we acquired 625 route miles of dark fiber optic cable, representing 1,830 digital fiber miles. When the fiber is fully deployed and activated, it will form a redundant SONET ring connecting major markets throughout New England and the New York metropolitan area, providing us with significant transmission capacity. Additionally, we are deploying dense wave division multiplexing technologies that allow us to significantly increase the overall bandwidth and transmission capacity of these fibers.

     The first agreement is for 293 fiber route miles containing four dark Lucent TrueWave optical fibers. Markets connected by this segment include New York City, White Plains, Stamford, New Haven, New London, Providence and Boston. The second agreement is for 332 fiber route miles containing two dark Lucent TrueWave optical fibers. Markets connected by this segment include Boston, Nashua, Springfield, Hartford, White Plains and New York City. We will install and control all electronics and optronics serving these fiber routes, including dense wave division multiplexing technologies.

     Where we have not acquired fiber, we lease long-haul network transport capacity from major network-based carriers and local access from the incumbent local carriers in their respective territories. We also use competitive access provider facilities where available and economically justified. Metropolitan area fiber rings or SONET services are generally leased or, where economically justified, constructed to interconnect with our co-locations, switching nodes and intercity long haul SONET backbone. To ensure seamless off-net termination and origination, we also utilize interconnection agreements with major carriers.

     NETWORK MANAGEMENT AND OPERATIONAL SUPPORT

     Our technical network interface is a fully redundant frame relay network that enables us to monitor each network element from our Network Management and Surveillance Center. Centralized electronic monitoring and control of our network increase the security, reliability and efficiency of our operations and allow us to avoid duplication of this function in each region. This consolidated operations center also helps reduce our per-customer monitoring and customer service costs.

     We are currently in the process of deploying TTI's enhanced network management tool, Netrac. The Netrac software consists of eight integrated modules including Configuration

Manager and Inventory Management, Fault Analysis & Monitoring, Switch management, Transmission Management, SS7 Management, Performance Management and Best-Cost Routing for long distance and international services. These modules automatically gather, log, filter, display and report alarms and network events on a real time basis no matter where they occur in the network.

     NETWORK SECURITY

     Our network employs an "authorized access" architecture. Unlike many communications companies, which, we believe, allow universal access to their network, we utilize an automatic number identification security screening architecture that ensures only those users who have subscribed to our services and have satisfied our credit and provisioning criteria are allowed access to the network.

     We believe that this architecture allows us to better control bad debt and fraud in a manner that is invisible and non-intrusive to the customer. Additionally, this architecture allows us to better manage network capacity, as unauthorized users cannot access and exploit the network.

     ANTICIPATED NETWORK EXPANSION

     We plan to continue to undertake significant network expansion. We expect to deploy additional co-locations, switching and transport infrastructure in order to support our goal of capturing additional market share and continuing to move our customers' traffic onto our network. Expansion of our network-based infrastructure with long distance and local switches and DSL equipment will increase the proportion of our customer traffic that is originated or terminated on our network, which we believe will result in higher long-term operating margins and greater control over our network operations.

  NORTHPOINT ALLIANCE

     We recently entered into an alliance with NorthPoint Communications, Inc. to provide DSL services to customers currently reached by NorthPoint's infrastructure. We agreed to make NorthPoint our preferred provider of DSL products and services. We also agreed to use only NorthPoint DSL services except in areas where NorthPoint does not offer such services or where we are able to provide such services ourselves. As we build our DSL network, we expect to migrate our DSL customers onto that network. The agreement provides for us to receive volume discounts and pay per line penalties if we do not meet minimum sales volumes. NorthPoint also agreed to provide marketing funds and pay certain marketing expenses. The initial term of the agreement is for two years and will be extended on a month-to-month basis until terminated by either party.

     The alliance also included a $2.5 million investment by us in NorthPoint. As a result of NorthPoint's recent initial public offering, this investment is now in the form of 138,888 shares of NorthPoint nonvoting common stock. We have agreed not to sell or otherwise transfer our shares until March 2000, when such stock may be converted into voting common stock.

MANAGEMENT INFORMATION SYSTEMS, ORDER ENTRY, PROVISIONING, BILLING AND CUSTOMER SERVICE

  OVERVIEW

     We are committed to the implementation of integrated and scalable operational support systems that enable, "flow through" service provisioning, the highest possible level of customer support and accurate and timely billing.

     We are in the final stages of developing and testing LOGOS, our newly developed operational support system. LOGOS integrates important elements of our operations, including service order entry, provisioning, customer service, trouble ticket management, work flow and product and rate management. LOGOS is an object-oriented C++ application that utilizes the scalability and reliability of Oracle's relational database management system. We believe that LOGOS will provide us with a long-term competitive advantage by enabling us to:

     - more rapidly implement DSL and switched local services in our markets

     - shorten the time between the receipt of a customer order and the generation of revenue

     - further focus on and increase the customized level of attention provided to each of our customers

     - accommodate significant customer growth.

     In May 1999, we began the initial process of running LOGOS in parallel with our existing office systems, and we expect to fully deploy LOGOS in August 1999.

     Features of LOGOS include:

     - a graphical user interface that presents to all users a convergent and universal view of all customer activity including provisioning, billing, customer service, trouble ticket and collections

     - a modular design that enables convergent service order entry, provisioning, customer service and billing and rate management for all products and services

     - electronic workflow and electronic routing of tasks and provisioning events

     - electronic scheduling of customer events and user defined actions and reminders

     - the ability to customize product and service offerings and pricing for individual customers and to bring new product and pricing plans to market quickly

     - significantly enhanced customer response times

     - the ability to uniquely format and include customized management information on each individual invoice

     - interactive invoice imaging technologies that mirror each invoice sent to a customer

     - electronically routed trouble ticket technology.

  SERVICE ORDER ENTRY AND PROVISIONING

     We believe that an ongoing challenge for integrated communications providers will be to continuously improve service order entry and provisioning systems. We will continue to identify and focus on implementing the best provisioning practices in each of our markets to provide for rapid, seamless transition of customers from the network of the incumbent local provider to our network. To support the provisioning of our services, LOGOS is designed to automate ordering and provisioning tasks. Currently, LOGOS has a convergent service order entry module that enables all service and work orders to be entered from a single common interface. Once service orders are entered, LOGOS has engineered electronic interfaces to our own network and the networks of the carriers with whom we do business. Additionally, LOGOS has engineered electronic CARE interfaces to Bell Atlantic North and South, Southern New England Telephone, GTE, Bell South, United Telephone, Pacific Bell and Ameritech. To further enhance LOGOS we have contracted with DSET Corporation to engineer the LSR EDI "electronic bonding" gateways between LOGOS and Bell Atlantic and Southern New England Telephone Company. We also intend to engineer the LSR EDI gateways between LOGOS and Bell South. We believe that "electronic bonding" will further enhance our "flow through" provisioning by reducing the time needed to order unbundled network elements and enhancing the quality control of the ordering process.

  CUSTOMER SERVICE

     We maintain an emphasis on customer care to differentiate us from our competitors. We provide 24-hour-per-day, 365-day-per-year customer support primarily through our customer service department in Quincy, Massachusetts. Experienced customer care representatives answer all customers' calls. Many of our customer care representatives are cross-trained in the provisioning process.

     We monitor and measure the quality and timeliness of customer interaction through quality assurance procedures. Pick-up times for incoming calls, lengths of calls and other support information is automatically monitored by our automated call distribution system. Our call distribution system also prioritizes incoming support requests, assuring that our largest customers receive support in the most expedient manner. In addition, our most knowledgeable and experienced customer support representatives typically handle the support requests from our largest customers.

     We believe that LOGOS will enhance the productivity of our customer service personnel, reduce our response time and enable our customer service representatives to become "solution providers" allowing single-call resolution of customer inquiries. Additionally LOGOS' convergent architecture allows each customer service representative to up-sell and cross-sell additional products and services to our customers.

     In the event that a customer is experiencing difficulty with a particular service, LOGOS has an extensive trouble ticket function that allows every user of the system to see in real-time that a trouble condition exists. Additionally, LOGOS electronically routes all trouble tickets to our Network Management and Surveillance Center for prompt resolution. LOGOS permits each user to see the resolution steps being taken with respect to a trouble ticket. We believe that our ability to timely track and resolve trouble events and keep both the customer and the customer service representative timely informed of its status provides us with a strategic advantage.

     In the event that a customer has an inquiry with respect to an invoice, LOGOS enables the customer service representative to view an identical image of that invoice and promptly take any necessary corrective action.

     Customer support personnel are required to complete an intensive formal in-house training program before interacting with customers and are required to participate in a continuing mentor program. Customer support personnel are expected to have a thorough knowledge of our services and to emphasize customer satisfaction. The compensation of support personnel is in part dependent upon the retention rate of their respective accounts. We have an established career path for our customer support personnel who over time gain responsibility for larger customers and management responsibilities.

     Our customer support department currently receives approximately 1,000 support calls per day. We estimate that the average incoming call for our national and major customers is answered by a support specialist in under 30 seconds, which we believe compares favorably to many competitors. We also utilize four billing cycles per month, which helps ensure that customer service calls will be staggered throughout each month. We believe that our level of customer service will provide us with a competitive advantage selling local and DSL services. As of March 31, 1999, we employed 38 people in customer support. We anticipate that we will continue to hire additional customer support personnel as the size of our customer base increases.

     BILLING

     We maintain, within our internal operation support system, all customer information, operational data, accounts receivable information, rating rules and tables, and tax tables necessary for billing our customers. We collect and process on a daily basis all usage information from our own network and from the networks of third-party providers. The actual process of applying rating and taxing information to the millions of individual message units generated each month, and of generating invoice print files, is conducted by a third party. Printing of invoices is conducted by a high-speed print shop. To optimize both cash flow and internal workflow, we currently utilize four billing cycles per month. Additional billing cycles will be added as dictated by customer growth. To ensure the quality of the billing process, we utilize strict quality control checks, including boundary and statistical variation testing, sample pricing matrices and direct sampling.

EMPLOYEES

     As of March 31, 1999, we employed 397 people. We also hire temporary employees and independent computer programmers as needed. In connection with our growth strategy, we anticipate hiring a significant number of additional personnel in sales and other areas of our operations by year-end 1999. Our employees are not unionized, and we believe our relations with our employees are good. Our success will continue to depend in part on our ability to attract and retain highly qualified employees.

PROPERTIES

     Our corporate headquarters are located in a 39,500-square foot facility in Quincy, Massachusetts. The Quincy facility also serves as a sales office and includes our customer service operations, certain network facilities and our Network Management and Surveillance Center. The Quincy facility is leased from an affiliate. See "Certain Transactions." We lease additional sales offices and switching facilities. The aggregate amount we paid under our leases in 1998 was approximately $1.3 million. Although our facilities are adequate at this time, we believe that we will be required to lease additional facilities, including additional sales offices and switching facilities, as a result of anticipated growth.

LEGAL PROCEEDINGS

     From time to time, we are a party to routine litigation and proceedings in the ordinary course of business. We are not aware of any current or pending litigation to which we are or may be a party that we believe could materially adversely affect our results of operations or financial condition.

COMPETITION

     We operate in the highly competitive communications services industry. We believe that the traditional distinctions between the local, long distance, data, and Internet access markets are eroding. Both new competitors and the incumbent providers are beginning to offer bundled offerings similar to our own. The Regional Bell Operating Companies and the operating subsidiaries of GTE Corporation and Sprint Corporation dominate the local services market. AT&T, MCI WorldCom and Sprint currently are the major competitors in the long distance market. Existing telecommunications companies, cable companies and newer companies such as Internet service providers compete for data and Internet services. We do not have a significant market share in any segment of the market, and many of our existing and potential competitors have financial resources significantly greater than our own.

     Competition for our products and services is based on price, quality, reputation, name recognition, network reliability, service features, billing services, perceived quality and responsiveness to customers' needs. Implementation of the Telecommunications Act of 1996 and the related trend toward business combinations and alliances in the communications industry may create significant new competitors to us. The Telecommunications Act was designed to eliminate most barriers to local competition and to permit the Regional Bell Operating Companies, if they demonstrate compliance with certain pro-competitive conditions, to provide long distance services.

     Our primary competitors in local service markets are Regional Bell Operating Companies, such as Bell Atlantic in the New England region, or one of the operating subsidiaries of GTE or Sprint. These carriers, called incumbent local exchange carriers, provide dedicated and local telephone services to most telephone subscribers within their respective service areas. These providers have long-standing relationships with customers and regulatory authorities at the federal and state levels.

     If future regulatory or court decisions afford incumbent local exchange carriers increased rates for access or interconnection services, greater pricing flexibility, the ability to refuse to offer particular services or network elements on an unbundled basis, or other regulatory relief, such decisions could have a material adverse effect on us.

     In addition, as permitted by the Telecommunications Act, AT&T, MCI WorldCom and Sprint, the major competitors in the long distance market, each have begun to offer local communications services in major U.S. markets using their own facilities or by resale of other providers' services. New competitive local exchange carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks also seek to compete in the local services market. These entities, upon entering into appropriate interconnection agreements or resale agreements, may offer single-source local and long distance services similar to those that we offer or propose to offer.

     Significant competition in the long distance market is expected to be provided by incumbent local exchange carriers, including, when authorized, the Regional Bell Operating Companies. Prior to enactment of the Telecommunications Act, a federal court order known as the Modified Final Judgement prohibited Regional Bell Operating Companies from providing long distance service that originated, or, in certain cases, terminated, in one of its in-region states, with several limited exceptions. The limitations imposed on the Regional Bell Operating Companies by the Modified Final Judgement will be lifted for each affected company if and when it has satisfied certain statutory conditions specified in the Telecommunications Act. The process for demonstrating compliance with the statutory fourteen point checklist of pro-competitive actions includes approval by the relevant state regulatory authority and the FCC. Once the Regional Bell Operating Companies are allowed to offer widespread in-region long distance services, both they and the largest long distance providers will be in a position to offer single-source local and long distance service. Our success will depend upon our ability to provide high-quality services at prices generally competitive with, or lower than, those charged by our competitors.

     Although we believe small and medium-sized business customers are not aggressively targeted by large companies such as AT&T, MCI WorldCom and Sprint, there can be no assurance our customers and potential customers will not be targeted by these or other providers in the future.

     Additional pricing pressure may come from carriers providing services through Internet Protocol transport, a packet-switched technology that currently can be used to provide voice and data services at a cost that may be below that of traditional circuit-switched long distance service. Although this service currently is not regarded as comparable to traditional long distance service, it could eventually be perceived as a substitute for traditional long distance service and put pricing pressure on long distance rates. Any reduction in long distance prices may have a material adverse effect on our results of operations.

     We will also face competition from fixed and mobile wireless services providers. The FCC has authorized cellular, personal communications services and other providers to offer wireless services to both fixed and mobile locations. These providers can offer wireless local loop service and other services to fixed locations, such as office and apartment buildings, in direct competition with us and existing providers of traditional wireless telephone service.

     In addition, FCC rules went into effect in February 1998 that will make it substantially easier for many non-U.S. communications companies to enter the U.S. market, thus potentially further increasing the number of competitors.

     The market for data communications and Internet access services also is extremely competitive. There are no substantial barriers to entry, and we expect that competition will intensify in the future. Our success in selling these services will depend heavily upon our ability to provide high-quality Internet connections at competitive prices.

                             GOVERNMENT REGULATION

OVERVIEW

     Our communications common carrier services are subject to regulation by federal, state and local government agencies. Most data and Internet services are not subject to regulation, although communications services used for access to the Internet are regulated. Through our subsidiaries, we hold various federal, state and local regulatory authorizations for our regulated service offerings. The FCC exercises jurisdiction over our facilities and services to the extent those facilities are used to provide, originate or terminate interstate domestic or international common carrier communications. State regulatory commissions retain jurisdiction over carriers' facilities and services to the extent they are used to originate or terminate intrastate common carrier communications. Municipalities and other local government agencies may require carriers to obtain licenses or franchises regulating use of public rights-of-way necessary to install and operate their networks. The networks are also subject to numerous local regulations such as building codes, franchises, and rights-of-way licensing requirements. Many of the regulations issued by these regulatory bodies may change and are the subject of various judicial proceedings, legislative hearings and administrative proposals. We cannot predict the results of any changes.

FEDERAL REGULATION

     The FCC regulates us as a non-dominant communications common carrier. Our interstate domestic and international services are not subject to significant federal regulation, although we are required to file tariffs with the FCC for our common carrier services. We have obtained authority from the FCC to provide international services between the United States and foreign countries. The FCC imposes prior approval requirements on transfers of control and assignments of radio licenses and operating authorizations. The FCC has the authority to condition, modify, cancel, terminate or revoke such licenses and authorizations for failure to comply with federal laws or the rules, regulations and policies of the FCC. The FCC may also impose fines or other penalties for such violations. While we believe we are in compliance with applicable laws and regulations, we cannot assure you that the FCC or third parties will not raise issues with regard to our compliance.

     The FCC's role with respect to local telephone competition arises principally from the Telecommunications Act of 1996, which became effective on February 8, 1996. The Telecommunications Act of 1996 preempts state and local laws to the extent that they prevent competitive entry into the provision of any telecommunications service and gives the FCC jurisdiction over important issues related to local competition. However, state and local governments retain authority over significant aspects of the provision of intrastate toll and local telecommunications. The Telecommunications Act of 1996 imposes a variety of new duties on local exchange carriers, in order to promote competition in local exchange and access services. Where we provide local services, we will be required to:

     - complete calls originated by competing carriers on a reciprocal basis

     - permit resale of services

     - permit users to retain their telephone numbers when changing carriers

     - provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

     Incumbent local exchange carriers, such as the Regional Bell Operating Companies and affiliates of GTE and Sprint, are also subject to additional requirements. These duties include obligations of the incumbent local exchange carriers to:

     - interconnect their networks with competitors

     - offer co-location of competitors' equipment at their premises

     - make available elements of their networks (including network facilities, features and capabilities) on non-discriminatory, cost-based terms

     - offer wholesale versions of their retail services for resale at discounted rates.

     Collectively, these requirements recognize that local exchange competition is dependent upon cost-based and non-discriminatory interconnection with and use of incumbent local exchange carrier networks. Failure to achieve such interconnection arrangements could have an adverse impact on our ability or that of other entities to provide competitive local exchange services. Under the Telecommunications Act of 1996, incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of the above arrangements. In addition, the FCC has adopted more specific rules to implement these requirements. The U.S. Supreme Court affirmed the authority of the FCC to establish rules governing interconnection. We believe that additional disputes regarding interconnection issues and other related FCC actions are likely. In particular, the U.S. Supreme Court remanded to the FCC issues regarding what unbundled elements the FCC will require incumbent local exchange carriers to make available to competitors, and we cannot predict what decision the FCC will reach on this issue. An adverse decision could affect our local service product offerings.

     The Telecommunications Act of 1996 also eliminates previous prohibitions on the provision of interLATA long distance services by the Regional Bell Operating Companies and GTE's telephone operating company subsidiaries. The Regional Bell Operating Companies are permitted to provide interLATA long distance service outside those states in which they provide local exchange service, known as "out-of-region long distance service," upon receipt of any necessary state and federal regulatory approvals that are otherwise applicable to the provision of intrastate or interstate long distance service. Under the Telecommunications Act of 1996, the Regional Bell Operating Companies will be allowed to provide long distance service within the regions in which they also provide local exchange service, known as "in-region service," on a state-by-state basis upon specific approval of the FCC and satisfaction of other conditions, including a checklist of requirements intended to open local telephone markets to competition.

     The FCC has not yet found that any Regional Bell Operating Company has met these requirements. However, Bell Atlantic notified the Massachusetts Department of Telecommunications and Energy on May 24, 1999 that it intended to seek approval from the FCC to provide long distance services in the Commonwealth of Massachusetts. When determining whether to approve the application of Bell Atlantic, the FCC must consult with the Department of Justice and the respective state commission for which the Regional Bell Operating Company is requesting interLATA authority. To date, when notified that the Regional Bell Operating Company in their state intended to file an application with the FCC, state commissions have investigated the Regional Bell Operating Company's compliance in order to provide the FCC with an opinion when requested. If the Massachusetts Department of Telecommunications and Energy determines that Bell Atlantic has satisfied statutory requirements, Bell Atlantic will seek approval from the FCC. Bell Atlantic also has sought a ruling from the New York Public Service Commission. The New York Public Service Commission set forth conditions that Bell Atlantic must meet in order to obtain the New York Public Service Commission's confirmation that Bell Atlantic has complied with statutory requirements. The New York Public Service Commission is currently examining whether Bell Atlantic has satisfied its conditions. Once approval is received from the New York Public Service Commission, Bell Atlantic must file with the FCC for approval. If the FCC does permit Regional Bell Operating Companies to provide long distance service in their local service regions before they meet our local interconnection needs, they would be able to offer integrated local and long distance services and could have a significant competitive advantage in marketing those services to their existing local customers.

     The Telecommunications Act of 1996 imposes restrictions on the Regional Bell Operating Companies in connection with their entry into the interLATA long distance services market. Among other things, for the first three years, unless this time period is extended by the FCC, the Regional Bell Operating Companies must pursue such activities only through separate subsidiaries with separate books and records, financing, management and employees. In addition, affiliate transactions with these subsidiaries must be conducted on a non-discriminatory basis.

     An increasingly important element of providing competitive services is the ability to offer customers high-speed broadband local connections. The FCC is considering a proposal that would allow incumbent local exchange carriers to offer these and other services through separate affiliates, in which case their network elements for providing these services would not be made available to us or other competitors. AT&T is entering into arrangements with and acquiring cable companies to use their local networks for broadband telecommunications, and several cable companies are offering broadband Internet access over their network facilities. If we are unable to meet future demands of our customers for broadband local access services on a timely basis at competitive rates, we may be at a significant competitive disadvantage.

     The FCC also regulates the interstate access rates charged by incumbent local exchange carriers for the origination and termination of interstate long distance traffic and DSL services. Those access rates make up a significant portion of the cost of providing such services. The FCC has implemented changes in interstate access rules that result in restructuring of the access charge system and changes in access charge rate levels. On May 21, 1999, the U.S. Court of Appeals (D.C. Circuit) sent the access rate formula back to the FCC for further explanation regarding how certain factors were calculated. These and related actions may change access rates. If the formula is upheld, and access rates are reduced, the result will be a lower cost of providing long distance service, especially to business customers. The impact of these new changes will not be known until they are fully implemented over the next several years. In a related proceeding, the FCC has adopted changes to the methodology by which access has been used in part to subsidize universal telephone service and other public policy goals. Telecommunications providers like us will pay fees calculated as a percentage of their revenues to support these goals. The full implications of these changes also remain uncertain and subject to change.

     In addition, the FCC and the states are considering related questions regarding the applicability of access charge and universal service fees to Internet service providers. Currently, Internet service providers are not subject to traditional access charges. Many incumbent local exchange carriers and other parties have argued that access charges should be imposed on such traffic. The FCC has not ordered Internet service providers to pay access charges, but it is considering a variety of issues related to Internet and data services, and we cannot predict how the FCC or the states may decide such issues. If the FCC or state regulators decide to change rate structures for the services we employ in a way that affects our services disproportionately to the comparable services offered by competing carriers, such action could have a material adverse affect on our business.

     In connection with its interconnection decisions, the FCC has granted local exchange carriers additional flexibility in pricing their interstate special and switched access services on a central office-specific basis. Under this pricing scheme, local exchange carriers may establish pricing zones based on access traffic density and charge different prices for central offices in each zone. We anticipate that the FCC will grant local exchange carriers increasing pricing flexibility as the number of interconnection agreements and competitors increases. The potential impact of such pricing flexibility on us and other competitors is unclear at this time.

STATE REGULATION

     We provide intrastate common carrier services and are subject to various state laws and regulations. Most public utility commissions require some form of certification or registration. We must acquire such authority before commencing service. In most states, we are also required to file tariffs or price lists setting forth the terms, conditions and prices for services that are classified as intrastate. We are required to update or amend these tariffs when we adjust our rates or add new products and are subject to various reporting and record-keeping requirements in these states.

     Many states also require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence of significant debt obligations.

     States generally retain the right to sanction a carrier or to revoke certification if a carrier violates relevant laws or regulations. If any state regulatory agency were to conclude that we are or were providing intrastate services without the appropriate authority, the agency could initiate enforcement actions, which could include the imposition of fines, a requirement to disgorge revenues, or the refusal to grant the regulatory authority necessary for the future provision of intrastate communications services. We hold authority to provide intrastate long distance in all states except Alaska and are in the process of obtaining intrastate toll authority in Alaska.

     We have authority to provide competitive local exchange service in Connecticut, Florida, Georgia, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Tennessee and Vermont. We have applications pending to provide resold and network-based competitive local exchange services in several other states. There can be no assurance that we will receive the authorizations we seek currently or in the future.

LOCAL INTERCONNECTION

     The Telecommunications Act imposes a duty upon all incumbent providers to negotiate in good faith with potential interconnectors to provide interconnection to their networks, exchange local traffic, make unbundled network elements available and permit resale of most local services. In the event that negotiations do not succeed, we have a right to seek state public utility commission arbitration of any unresolved issues. Arbitration decisions involving interconnection arrangements in several states have been challenged and appealed to Federal courts. We may experience difficulty in obtaining timely incumbent provider implementation of local interconnection agreements, and we can provide no assurance we will offer local services in these areas in accordance with our projected schedule, if at all. We have entered into interconnection agreements with Bell Atlantic of Massachusetts, New Hampshire, New York and Rhode Island, Southern New England Telephone of Connecticut, and Bell South of Florida and Georgia. We have begun to negotiate similar agreements in the other states where we have obtained status as a competitive local carrier.

LOCAL GOVERNMENT AUTHORIZATIONS

     For construction of our local networks, we are required to obtain street use and construction permits and licenses or franchises to install and expand our fiber optic networks using municipal rights-of-way. In some municipalities, we may be required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis, as well as post performance bonds or letters of credit. We can provide no assurance that we will not be required to post bonds or letters of credit in the future.

     In many markets, the incumbent providers do not pay these franchise fees or pay fees that are substantially less than those that we will be required to pay. To the extent that competitors do not pay the same level of fees as we do, we could be at a competitive disadvantage. The Telecommunications Act provides, however, that any compensation extracted by states and localities for use of public rights-of-way must be fair and reasonable, applied on a competitively neutral and nondiscriminatory basis and be publicly disclosed by the government entity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages as of May 24, 1999, are listed below:

NAME                                        AGE                    POSITIONS
----                                        ---                    ---------
Robert T. Hale............................  60     Chairman of the Board of Directors
Robert T. Hale, Jr. ......................  32     Chief Executive Officer, President and
                                                   Director
James J. Crowley..........................  34     Executive Vice President, Chief Operating
                                                   Officer, Secretary and Director
David Martin*.............................  59     Director
Joseph C. McNay*..........................  65     Director
George Alex...............................  39     Executive Vice President, Chief Financial
                                                   Officer and Treasurer
Joseph Haines.............................  36     Senior Vice President of Local Operations
Richard Kendall...........................  32     Senior Vice President of Sales
Joseph Larizza............................  57     Vice President of Information
                                                   Systems and Chief Information Officer
Kevin B. McConnaughey.....................  40     Vice President and General Manager of
                                                   International Services
Steven J. Stanfill........................  45     Vice President of Network Services

---------------
* Member of the audit and compensation committees.

     ROBERT T. HALE is one of our co-founders and has served as Chairman of our board of directors since our inception in 1990. Mr. Hale is a founding member of the Telecommunications Resellers Association and has served as chairman of its Carrier Committee since 1993 and served as chairman of its board from May 1995 to May 1997. Mr. Hale was president of Hampshire Imports, the original importer of Laura Ashley Womenswear to the U.S. and a manufacturer of exclusive women's apparel, from 1968 to 1992.

     ROBERT T. HALE, JR., is one of our co-founders and has served as Chief Executive Officer, President and Director since our inception in 1990. He was employed by U.S. Telecenters, a sales agent for NYNEX Corporation, from 1989 to 1990, and as a sales representative at MCI from 1988 to 1989.

     JAMES J. CROWLEY has served as Executive Vice President since 1994 and became Chief Operating Officer, Secretary and a Director in July 1998. He was an attorney at Hale and Dorr LLP, a Boston law firm, from 1992 to 1994.

     DAVID MARTIN has served as a Director since August 1998. Mr. Martin was employed by Texas Instruments Inc. from 1960 until June 1998, most recently as Executive Vice President. Mr. Martin is a member of the Board of Directors of Mathsoft Inc.

     JOSEPH C. MCNAY has served as a Director since August 1998. Mr. McNay serves as Chairman and Chief Investment Officer of Essex Investment Management Company, LLC, a private investment management company founded by Mr. McNay in 1976. Previously he served as Executive Vice President and Director of Endowment Management & Research Corp. Mr. McNay serves as Trustee of Children's Hospital and Children's Hospital Trust, Boston, Trustee of Simmons College, Trustee of the Dana Farber Cancer Institute, and Trustee of National Public Radio.

     GEORGE ALEX has served as Executive Vice President, Chief Financial Officer and Treasurer since February 1999. From 1997 to 1998 Mr. Alex served as the Managing Director and Head of the Telecom Practice at Prudential Securities. From 1994 to 1997 Mr. Alex was a Director for Smith Barney, Inc. where he was responsible for clients in the emerging telecom sector.

     JOSEPH HAINES has served as Senior Vice President of Local Operations since July 1998. From 1992 to 1998, Mr. Haines held various positions with Teleport Communications Group, most recently as its Regional Vice President of Operations.

     RICHARD KENDALL currently serves as Senior Vice President of Sales overseeing the entire direct sales force. Mr. Kendall joined Network Plus in 1992 and from August 1998 to June 1999 was Vice President of Sales. Prior to joining Network Plus Mr. Kendall was employed by MCI Corporation and Fleet Bank.

     JOSEPH LARIZZA has served as Vice President of Information Systems and Chief Information Officer since May 1999. From 1996 to 1999, he was Chief Information Officer at Iron Mountain. From 1992 to 1995, he was Vice President, MIS/New Technology at the Advertising Checking Bureau, Inc.

     KEVIN B. MCCONNAUGHEY has served as Vice President and General Manager of International Services since March 1997. From 1995 to 1997, he was Associate Vice President of Business Development for Teleglobe International. From 1990 to 1995, Mr. McConnaughey was employed by Sprint International, where he held a variety of product management, international carrier relations and marketing positions.

     STEVEN J. STANFILL has served as Vice President of Network Services since 1994. He served as Vice President of Network Operations at Ascom Communications, a telecommunication services provider, from 1989 to 1994. From 1983 to 1989, Mr. Stanfill served in various management capacities at National Applied Computer Technologies, a communications switching equipment manufacturer.

     Each director serves until his successor is duly elected and qualified. Officers serve at the discretion of the board of directors. Robert T. Hale, Jr. is the son of Robert T. Hale, and Richard Kendall is the brother-in-law of Robert T. Hale, Jr. and the son-in-law of Robert T. Hale. There are no other family relationships among our executive officers and directors.

CLASSIFIED BOARD

     Our certificate of incorporation divides our board of directors into three classes, with one class of directors elected each year to serve a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at the meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Mr. Hale, Jr.'s current term will expire in 2000, Messrs. Hale's and Martin's terms will expire in 2001, and Messrs. Crowley's and McNay's terms will expire in 2002.

COMMITTEES OF THE BOARD OF DIRECTORS

     In July 1998, the board of directors established an audit committee and a compensation committee. The audit committee consists of Messrs. Martin and McNay, both of whom are outside directors. The audit committee recommends engagement of our independent auditors, approves the services performed by such auditors and reviews and evaluates our accounting policies and systems of internal accounting controls. The compensation committee also consists of Messrs. Martin and McNay. The compensation committee makes recommendations to the board of directors in connection with matters of compensation, including the compensation of our executive officers.

DIRECTOR COMPENSATION

     In July 1998, we adopted the 1998 Director Stock Option Plan. Under the terms of this plan, we will grant:

     - options to purchase 22,666 shares of common stock to each new non-employee director upon initial election to the board

     - annual options to purchase 11,333 shares of common stock to each non-employee director on the date of each annual meeting of stockholders, or on August 1 of each year if no annual meeting is held by such date.

     Options granted under the director plan prior to December 31, 1998 vest in four equal annual installments beginning on the first anniversary of the date of grant. The exercisability of these options will accelerate upon the occurrence of an acquisition event, as defined in the plan. In June 1999, as a result of recent changes in accounting rules, the director plan was amended to provide that options will be fully vested on the date of grant. The exercise price of options is equal to the fair market value of the common stock on the date of grant. A total of 453,333 shares of common stock may be issued upon the exercise of stock options granted under the plan. In September 1998, Messrs. Martin and McNay each received an option to purchase 22,666 shares of common stock with an exercise price of $3.31 per share.

     In addition, directors are reimbursed for out-of-pocket expenses incurred as a result of their service as directors.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the cash and non-cash compensation during fiscal years 1997 and 1998 of:

     - our Chief Executive Officer

     - our four other most highly compensated executive officers during 1998 who were serving as executive officers at year-end 1998 and whose combined salary and bonus exceeded $100,000 during 1998.

                              ANNUAL COMPENSATION

                                                                    LONG-TERM
                                                                   COMPENSATION
                                            ANNUAL COMPENSATION    ------------
                                            --------------------      OPTION       ALL OTHER
NAME AND TITLE(1)                    YEAR    SALARY     BONUS(2)      AWARDS      COMPENSATION
-----------------                    ----    ------     --------      ------      ------------
Robert T. Hale, Jr.................  1998   $246,163(3) $ 2,671           --        $    --
  Chief Executive Officer and        1997    355,431      2,770           --             --
  President
Robert T. Hale.....................  1998    187,708      1,484           --             --
  Chairman of the Board of           1997    220,692      2,725           --             --
  Directors
Joseph Haines(4)...................  1998     91,667     80,000      181,333             --
  Senior Vice President of Local     1997         --         --           --             --
  Operations
James J. Crowley...................  1998    156,500         --      543,998             --
  Executive Vice President, Chief    1997    160,000      4,353           --             --
  Operating Officer and Secretary
Kevin B. McConnaughey..............  1998    138,487     14,755       66,277         13,487(5)
  Vice President and General         1997    100,961         --           --             --
  Manager of International Services

---------------
(1) George Alex commenced employment in February 1999 at an annual salary of $200,000. Mr. Alex received options to purchase 453,333 shares of common stock at exercise prices ranging from $3.31 to $11.03.

(2) Includes the cash value of travel awarded as bonuses. The 1998 amount includes amounts paid subsequent to December 31, 1998 related to 1998 performance.

(3) Includes sales commissions of $20,538.

(4) Commenced employment in July 1998.

(5) Reimbursement for moving expenses.

OPTION GRANTS IN 1998 AND YEAR-END OPTION VALUES

     The following tables set forth information regarding options granted to the executive officers named in the compensation table above.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL VALUE AT
                                                                                      ASSUMED ANNUAL RATES
                                                                                         OF STOCK PRICE
                                             % OF TOTAL                                 APPRECIATION FOR
                                              OPTIONS                                    OPTION TERM(2)
                                OPTIONS      GRANTED TO    EXERCISE    EXPIRATION    ----------------------
                               GRANTED(1)    EMPLOYEES      PRICE         DATE          5%          10%
                               ----------    ----------    --------    ----------    --------    ----------
Robert T. Hale, Jr. .........        --           --            --           --            --            --
Robert T. Hale...............        --           --            --           --            --            --
Joseph Haines................   181,333(3)       5.4%       $ 6.62      7/15/08      $     --    $  356,245
James J. Crowley.............   302,223          9.0          3.31      7/15/08       628,898     1,593,750
                                151,109          4.5          6.62      7/15/08            --       296,868
                                 90,666          2.7         11.03      7/15/08            --            --
                                -------         ----                                 --------    ----------
                                543,998(4)      16.2                                  628,898     1,890,618
Kevin B. McConnaughey........     6,437          0.2          3.31      7/15/08        13,395        33,947
                                 27,200          0.8          6.62      7/15/08            --        53,437
                                 32,640          1.0         11.03      7/15/08            --            --
                                -------         ----                                 --------    ----------
                                 66,277          2.0                                   13,395        87,384

---------------
(1) Options vest in four equal annual installments.

(2) Amounts represent potential realizable values based on assumed rates of appreciation. These assumed rates are based on Securities and Exchange Commission requirements and do not reflect our projections or estimates of future stock price growth. Actual gains, if any, will depend upon the future performance of our common stock.

(3) 50% of the options vest upon termination of employment by Network Plus without cause.

(4) The options vest upon a change in control of Network Plus.

                             YEAR-END OPTION VALUES

                                                                NUMBER OF
                                                               UNEXERCISED              VALUE OF UNEXERCISED
                                                               OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                            DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                                                       ---------------------------   ---------------------------
                                                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                       -----------   -------------   -----------   -------------
Robert T. Hale, Jr. .................................         --             --             --             --
Robert T. Hale.......................................         --             --             --             --
Joseph Haines........................................         --        181,333             --             --
James J. Crowley.....................................         --        543,998             --             --
Kevin B. McConnaughey................................         --         66,277             --             --

---------------
(1) There were no options with an exercise price less than the $3.31 fair market value of the common stock at fiscal year end, as determined by the Board of Directors.

EMPLOYEE BENEFIT PLANS

  1998 STOCK INCENTIVE PLAN

     Our 1998 Stock Incentive Plan was adopted in July 1998. This plan provides for the grant of stock-based awards to our employees, officers, directors, consultants and advisors.

     Under the plan, we may grant:

     - options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code

     - options not intended to qualify as incentive stock options

     - restricted stock

     - other stock-based awards.

     Incentive stock options may be granted only to our employees. A total of 9,000,000 shares of common stock may be issued upon the exercise of options or other awards granted under the plan. The number of shares with respect to which awards may be granted to any employee under the plan may not exceed 3,173,333 during any calendar year. The exercisability of options or other awards may in certain circumstances be accelerated in connection with an acquisition event, as defined in the plan. Options and other awards may be granted at exercise prices that are equal to, less than or greater than the fair market value of our common stock. Our board of directors retains the right to lower the exercise price and accelerate the vesting dates of outstanding options.

     The 1998 plan expires in June 2008, unless sooner terminated by our board of directors. As of March 31, 1999, we had granted options to purchase an aggregate of 3,945,772 shares of common stock under the plan. These options generally become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

  EMPLOYEE STOCK PURCHASE PLAN

     Our 1999 Employee Stock Purchase Plan, which will become effective upon the closing of this offering, provides for the issuance of up to 2,500,000 shares of common stock. Generally, all employees of Network Plus employed more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the plan. The plan consists of semiannual offerings beginning on January 1 and July 1 of each year. The first offering under the plan will commence on January 1, 2000. Each offering under the plan will be six months in length. During each offering, the maximum number of shares of common stock that may be purchased by an employee is determined on the first day of the offering period under a formula whereby 2,083 is multiplied by the number of months in the offering, and the result is divided by the market value of a share of common stock on the first day of the offering period. An employee may elect to have up to a maximum of 5% deducted from his or her regular salary for the purpose of purchasing shares under the plan. The price at which the employee's shares are purchased is the lower of (1) 85% of the closing price of the common stock on the day that the offering commences or (2) 85% of the closing price of the common stock on the day that the offering terminates. The Board generally retains the authority to change the timing of any offering.

  401(k) PLAN

     Effective January 1, 1995, we adopted our Employee 401(k) and Profit Sharing Plan covering our eligible employees. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit ($10,000 in 1998) and have the amount of such reduction contributed to the plan. The plan permits, but does not require, additional contributions by us on behalf of all participants. We contributed $175,000 to the plan in 1995 and have made no contributions since that time. The plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions by employees or by us, and income earned on plan contributions, are not taxable to employees until withdrawn, and our contributions, if any, are deductible by us when made.

                              CERTAIN TRANSACTIONS

     Our office space in Quincy, Massachusetts is leased from a trust, the beneficiaries of which are our principal stockholders. We make monthly rental and condominium fee payments to the trust of $71,000. We paid $212,000 to the trust in the first quarter of 1999, $808,000 in 1998, $680,000 in 1997 and $644,000 in 1996. We believe that the terms of this lease are no less favorable to us than could be obtained in an arms' length transaction.

     We are contingently liable as a guarantor on a bank loan made to this trust. The outstanding balance on the loan was approximately $2.4 million at March 31, 1999, $2.5 million at December 31, 1998 and $1.5 million at December 31, 1997. In addition, the trust was a guarantor of our previous bank credit facility.

     On September 2, 1998, we paid a dividend in the aggregate amount of $5.0 million. As a result, $2.5 million was distributed to each of Robert T. Hale and Robert T. Hale, Jr. Mr. Hale, Jr., reinvested approximately $1.9 million (representing approximately the distribution to him, net of his estimated tax liability resulting from such dividend) in the form of a loan. Interest on this loan accrues at Fleet's prime rate. The note was originally due 10 days after the redemption of our Series A preferred stock. Mr. Hale has agreed to extend the date of this note until June 30, 2001. As of March 31, 1999, the outstanding balance on the loan was approximately $2.0 million, including accrued interest.

     In December 1997, our stockholders, Robert T. Hale and Robert T. Hale, Jr., made loans to us totaling $1,755,000. Interest on the loans accrued at the prevailing prime rate (8.5% at December 31, 1997) and was payable monthly. There was no required period for principal repayment. The loans, including accrued interest of $12,017, were repaid in May 1998.

     We previously had a service arrangement with a marketing company, the controlling stockholders of which included our stockholders. The marketing company provided services relating to establishing, training, and expanding our sales organization. For the years ended December 31, 1997 and 1996, the amounts paid to the marketing company were $55,000 and $132,000, respectively. This service arrangement was terminated in May 1997.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of May 26, 1999 the number of shares of common stock and the percentage of the outstanding shares of common stock that are beneficially owned by:

     - each person that is the beneficial owner of more than 5% of the outstanding shares of common stock

     - each director

     - each officer named in the annual compensation table

     - all of our current directors and executive officers as a group.

                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                           SHARES       SHARES ISSUABLE UPON    --------------------
                                        BENEFICIALLY     EXERCISE OF STOCK      PRIOR TO     AFTER
NAME OF BENEFICIAL OWNER                   OWNED        OPTIONS OR WARRANTS     OFFERING    OFFERING
------------------------                ------------    --------------------    --------    --------
5% STOCKHOLDERS
  Robert T. Hale......................   22,281,333(1)              0           49.1%(1)    41.8%(1)
  c/o Network Plus Corp.
  Robert T. Hale, Jr..................   23,324,000(2)              0           51.4%(2)    43.7%(2)
  c/o Network Plus Corp.
OTHER DIRECTORS
  James J. Crowley....................            0           136,000            *           *
  David Martin........................            0                 0            *           *
  Joseph C. McNay.....................            0                 0            *           *
OTHER EXECUTIVE OFFICERS LISTED IN THE
  ANNUAL COMPENSATION TABLE
  Joseph Haines.......................            0            45,333            *           *
  Kevin B. McConnaughey...............            0            16,569            *           *
ALL DIRECTORS AND EXECUTIVE OFFICERS
  AS A GROUP (11 PERSONS).............   45,333,333           377,346          100.0%       85.1%

---------------
(1) Includes 272,000 shares held by a trust for the benefit of Mr. Hale, Jr.'s children, over which shares Robert T. Hale has sole voting and dispositive power. Mr. Hale disclaims beneficial ownership of such shares.

(2) Includes 657,333 shares held by various trusts for the benefit of Mr. Hale's grandchildren and children, including Mr. Hale, Jr., over which shares Robert T. Hale, Jr. has shared voting and dispositive power, and the shares described in (1) above. Mr. Hale, Jr., disclaims beneficial ownership of such shares.

  * Less than 1%

     Except as noted, each stockholder possesses sole voting and investment power with respect to the shares listed. The information excludes options that vest subsequent to July 25, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our corporate charter will authorize 150,000,000 shares of common stock and 1,000,000 shares of preferred stock. Our charter currently authorizes 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. Currently, 50,000 shares of preferred stock are designated 13.5% Series A Cumulative Preferred Stock due 2009, of which 40,000 shares are outstanding, and 50,000 shares are designated 13.5% Series A1 Cumulative Preferred Stock due 2009, of which no shares are outstanding. Upon the closing of this offering, we will redeem all of the outstanding shares of Series A preferred stock and amend and restate our charter to eliminate all references to the Series A preferred stock and Series A1 preferred stock. As of June 29, 1999, there were 45,333,333 shares of common stock issued and outstanding and held of record by six stockholders.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of common stock are entitled to receive dividends when and as declared by our board of directors out of legally available funds. If any shares of preferred stock are outstanding, the payment of dividends or other distributions on the common stock may be subject to the declaration and payment of preferential dividends on the preferred stock.

     Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any outstanding preferred stock will be distributed to the holders of common stock ratably in proportion to the number of shares held by them.

PREFERRED STOCK

     Under our charter, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock from time to time in one or more series and to determine their preferences, terms and rights. Accordingly, our board of directors has the power to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

     One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock may adversely affect the rights of the holders of common stock. For example, preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

UNIT WARRANTS

     In September 1998, we sold units consisting of shares of our Series A preferred stock and warrants to purchase shares of our common stock. The warrants have an exercise price of $.01 per share.

     Outstanding warrants to purchase an aggregate of 1,405,333 shares of our common stock may be exercised beginning 180 days after the closing of this offering, upon a change of control event or in other specified circumstances. In addition, if this offering does not close by August 15, 1999, warrants to purchase an additional 247,248 shares of our common stock will be released on September 1, 1999 to the holders of our Series A preferred stock. If released, these warrants will become exercisable at the same time as the warrants described above.

     The warrants expire on September 1, 2009. Prior to exercise, the holders do not have any voting or other rights of stockholders. The exercise price and number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon specified changes in our capitalization or corporate structure. The holders of the warrants may pay the exercise price either in cash or through a so-called cashless exercise. A cashless exercise involves a reduction in the total number of shares obtained upon exercise by the number of shares that have an aggregate current value equal to the aggregate exercise price.

     Holders have the right to require us to register the shares of common stock underlying their warrants in specified circumstances. In particular, if the holders of warrants representing 50% or more of the total shares underlying the warrants so request, we must, on one occasion no sooner than 180 days after the closing of this offering, register the shares underlying their warrants. This right is subject to our right to delay the registration if our board of directors determines that it would require the premature disclosure of material confidential information or for other specified reasons.

OTHER WARRANTS

     In connection with our amendment to the Goldman/Fleet credit facility, we issued warrants to purchase an aggregate of 22,666 shares of common stock at an exercise price of $.01 per share. The exercise price and number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon specified changes in our capitalization or corporate structure. The warrants may be exercised commencing 180 days after the closing of this offering and before May 31, 2004. The holders of the warrants may pay the exercise price through a cashless exercise.

LIMITATION OF LIABILITY OF DIRECTORS

     Our charter eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty to the full extent permitted by Delaware corporate law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our charter provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware corporate law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our charter, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have purchased a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts and omissions in their capacity as directors and officers.

CHARTER AND BY-LAW PROVISIONS

     We have certain charter and by-law provisions that may have the effect of discouraging, delaying or making more difficult a change in control of us or preventing the removal of incumbent directors even if a majority of our stockholders were to deem such an attempt to be in our best interests. These provisions include a classified board of directors, limitations in the manner in which directors are elected and limitations on matters that may be presented at meetings by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GOLDMAN/FLEET CREDIT FACILITY

     In October 1998, we entered into a loan and security agreement with Goldman Sachs Credit Partners L.P. and Fleet National Bank through which we obtained access to a credit facility. We amended this agreement effective January 1, 1999 to provide us with additional operating flexibility. As amended, this 18-month facility provides revolving loans in an aggregate amount of up to $60.0 million. Availability under this facility is based upon formulas using accounts receivable and collections. Advances under the facility bear interest at 1.0% over The Chase Manhattan Bank's prime rate. We pay monthly net facility fees and an annual line fee on the unused portion of this facility. Advances under the facility are secured by a continuing security interest in all of our assets.

     Under this facility we have agreed, among other things, to achieve minimum EBITDA and revenue targets, and not to exceed a maximum debt-to-revenue ratio, and to not, without the prior written consent of the lenders, incur additional indebtedness, undertake any corporate reorganization, dispose of any of our assets, declare or pay any dividends or undertake other specified actions, except as specifically permitted under this facility.

     Other than draw-downs utilized to cover closing costs, which we immediately paid, we did not utilize this facility in 1998.

     In connection with the amendment we issued five-year warrants to our lenders to purchase an aggregate of 22,666 shares of common stock for an exercise price of $.01 per share.

STOCKHOLDER LOAN

     On September 2, 1998, Robert T. Hale, Jr., our President and Chief Executive Officer, loaned approximately $1.9 million to us. This was originally due 10 days after the redemption of our Series A preferred stock. Mr. Hale has agreed to extend the due date of this loan until July 31, 2001.

COMDISCO FACILITY

     In December 1998, we entered into a lease facility with Comdisco, Inc. through Network Plus, Inc., our operating subsidiary. Network Plus Corp. provided a guarantee of this facility. As of May 12, 1999, we had financed $30.0 million of property through this agreement.

     We have used this facility to finance our switching and co-location equipment for a five-year term and other electronic and information technology equipment in various locations for a three-year term. Payments are calculated as a variable percentage of the purchase price of the property using an interest rate that floats with the five-year U.S. Treasury Rate with respect to each advance and are payable quarterly.

     At the end of each lease term we have the option to purchase the equipment for an amount no greater than 85% of the retail fair market value of the equipment.

     Unused availability under the Comdisco facility terminates on December 31, 1999.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our securities. After we complete this offering, based upon the number of shares outstanding at June 29, 1999, there will be 53,333,333 shares of our common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock). Of these outstanding shares, the 8,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining 45,333,333 shares outstanding after this offering are deemed "restricted securities" under Rule 144. Of these restricted securities, approximately 44,948,000 shares will be eligible for sale in the public market, subject to the provisions of Rule 144 under the Securities Act, upon expiration of lock-up agreements with representatives of the underwriters 180 days after the date of this prospectus.

     In general, under Rule 144 a stockholder, including one of our affiliates, who has beneficially owned his or her restricted securities for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately 533,333 shares immediately after this offering) or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

     In addition, a stockholder that is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares immediately under Rule 144(k) without compliance with the requirements under Rule 144.

     Securities issued in reliance on Rule 701, such as shares of our common stock acquired prior to the commencement of this offering pursuant to the exercise of options granted under our stock plans, are also restricted securities and, beginning 90 days after the date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

LOCK-UP AGREEMENTS

     In addition to the requirements of Rule 144 and Rule 701, our officers, directors and stockholders, who in the aggregate hold all of our outstanding shares of common stock as of June 29, 1999, have agreed that, for a period of 180 days after the date of this prospectus, they will not sell, consent to sell or otherwise dispose of any shares of our common stock, or any shares convertible into or exchangeable for shares of our common stock, owned directly by such persons or with respect to which they have the power of disposition, without the prior written consent of Goldman, Sachs & Co., acting on behalf of the representatives of the underwriters.

STOCK OPTIONS

     We intend to file registration statements on Form S-8 with respect to the aggregate of 11,953,333 shares of common stock issuable under our incentive plan, director plan and employee stock purchase plan promptly following the consummation of this offering. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, except that affiliates must comply with Rule 144, and these shares may not be sold or otherwise transferred for 180 days following the date of this prospectus without the prior written consent of Goldman, Sachs & Co. or us.

WARRANTS

     See "Description of Capital Stock -- Unit Warrants" and "-- Other Warrants" for a description of shares issuable upon the exercise of our outstanding warrants.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through a stock offering.

                                 LEGAL MATTERS

     The validity of the common stock will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 have been included in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares to be sold in this offering, please refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings, including the registration statement, are also available to you on the SEC's Internet site at www.sec.gov.

     We intend to send to our stockholders annual reports containing audited consolidated financial statements.

                               NETWORK PLUS CORP.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Financial Statements:
  Consolidated balance sheets as of December 31, 1997 and
     1998 (audited), and March 31, 1999 (unaudited).........  F-3
  Consolidated statements of operations for the years ended
     December 31, 1996, 1997 and 1998 (audited), and for the
     three months ended March 31, 1998 and 1999
     (unaudited)............................................  F-5
  Consolidated statements of stockholders' equity (deficit)
     for the years ended December 31, 1996, 1997 and 1998
     (audited), and for the three months ended March 31,
     1999 (unaudited).......................................  F-6
  Consolidated statements of cash flows for the years ended
     December 31, 1996, 1997 and 1998 (audited), and for the
     three months ended March 31, 1998 and 1999
     (unaudited)............................................  F-7
Notes to Consolidated Financial Statements..................  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Network Plus Corp.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Network Plus Corp. and its subsidiary at December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
March 17, 1999,
except for the information
in Notes 9 and 22, for which the
dates are March 23, 1999 and
June 9, 1999, respectively

                               NETWORK PLUS CORP.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         MARCH 31, 1999
                                                DECEMBER 31,        -------------------------
                                             -------------------                 (PRO FORMA
                                              1997        1998      (ACTUAL)    AS ADJUSTED)
                                              ----        ----      --------    ------------
                                                                           (UNAUDITED)
                                           ASSETS
CURRENT ASSETS
Cash and cash equivalents..................  $ 1,567    $ 12,197    $  3,578      $    77,593
Accounts receivable, net of allowance for
  doubtful accounts of $926, $513 and
  $1,172, respectively.....................   16,927      16,225      20,683           20,683
Investments................................    9,500          --          --               --
Prepaid expenses...........................      415         760         877              877
Deferred taxes.............................       --         277         277              277
Other current assets.......................      112       1,591       3,214            3,214
                                             -------    --------    --------      -----------
          Total current assets.............   28,521      31,050      28,629          102,644
PROPERTY AND EQUIPMENT, NET................    6,957      15,822      41,370           41,370
OTHER ASSETS...............................      103         821         726              726
INVESTMENT.................................       --          --       2,500            2,500
DEFERRED TAXES.............................       --       1,175       2,985            2,985
                                             -------    --------    --------      -----------
          TOTAL ASSETS.....................  $35,581    $ 48,868    $ 76,210      $   150,225
                                             =======    ========    ========      ===========
                       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Revolving line of credit...................  $ 4,510    $     --    $     --      $        --
Accounts payable...........................   17,445      11,402      17,230           17,230
Accrued liabilities........................    2,245       2,617       3,526            3,526
Notes payable to stockholders..............    1,755          --          --               --
Current portion of debt and capital lease
  obligations..............................    5,694         863       7,703            7,703
                                             -------    --------    --------      -----------
          Total current liabilities........   31,649      14,882      28,459           28,459
LONG-TERM DEBT AND CAPITAL LEASE
  OBLIGATIONS..............................    3,623       3,147      20,096           20,096
LONG-TERM NOTE PAYABLE TO STOCKHOLDER......       --       1,875       1,961            1,961
DEFERRED TAXES.............................       --         491         491              491
OTHER LONG-TERM LIABILITIES................       --          50          --               --
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK
  13.5% Series A Cumulative Preferred Stock
     due 2009, $.01 par value, 50 shares
     authorized, 40 shares issued and
     outstanding; no shares issued and
     outstanding on a pro forma as adjusted
     basis (aggregate liquidation
     preference of $43,225 at March 31,
     1999).................................       --      35,146      36,700               --

                                                                         MARCH 31, 1999
                                                DECEMBER 31,        -------------------------
                                             -------------------                 (PRO FORMA
                                              1997        1998      (ACTUAL)    AS ADJUSTED)
                                              ----        ----      --------    ------------
                                                                           (UNAUDITED)
STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, $.01 par value, 150,000
     shares authorized, 45,333 shares
     issued and outstanding; 53,333 shares
     issued and outstanding on a pro forma
     as adjusted basis.....................      453         453         453              533
Additional paid-in capital.................       --          --          --          110,635
Warrants...................................       --       4,359       4,359            4,359
Accumulated deficit........................     (144)    (11,535)    (16,309)         (16,309)
                                             -------    --------    --------      -----------
          Total stockholders' equity
            (deficit)......................      309      (6,723)    (11,497)          99,218
                                             -------    --------    --------      -----------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY
            (DEFICIT)......................  $35,581    $ 48,868    $ 76,210      $   150,225
                                             =======    ========    ========      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETWORK PLUS CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS
                                         YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                      ------------------------------    ------------------
                                       1996       1997        1998       1998       1999
                                       ----       ----        ----       ----       ----
                                                                           (UNAUDITED)
Revenue.............................  $75,135    $98,209    $105,545    $25,202    $33,581
Operating expenses
  Costs of services.................   57,208     78,106      78,443     18,836     26,546
  Selling, general and
     administrative expenses........   19,230     25,704      29,426      5,544     10,716
  Depreciation and amortization.....      533        994       2,037        468        984
                                      -------    -------    --------    -------    -------
                                       76,971    104,804     109,906     24,848     38,246
                                      -------    -------    --------    -------    -------
Operating loss......................   (1,836)    (6,595)     (4,361)       354     (4,665)
Other income (expense)
  Interest and dividend income......       95         86         395          3        141
  Interest expense..................     (313)      (557)     (1,474)      (285)      (521)
  Other income, net.................    3,529      3,917         151         21         18
                                      -------    -------    --------    -------    -------
                                        3,311      3,446        (928)      (261)      (362)
                                      -------    -------    --------    -------    -------
Net income (loss) before income
  taxes.............................    1,475     (3,149)     (5,289)        93     (5,027)
Provision (credit) for income
  taxes.............................       60         42        (906)         9     (1,810)
                                      -------    -------    --------    -------    -------
Net income (loss)...................    1,415     (3,191)     (4,383)        84     (3,217)
Preferred stock dividends and
  accretion of offering expenses and
  discount..........................       --         --      (2,005)        --     (1,554)
                                      -------    -------    --------    -------    -------
Net income (loss) applicable to
  common stockholders...............  $ 1,415    $(3,191)   $ (6,388)   $    84    $(4,771)
                                      =======    =======    ========    =======    =======
Net income (loss) per share
  applicable to common
  stockholders -- basic and
  diluted...........................  $  0.03    $ (0.07)   $  (0.14)   $    --    $ (0.11)
                                      =======    =======    ========    =======    =======
Weighted average shares
  outstanding -- basic and
  diluted...........................   45,333     45,333      45,333     45,333     45,333
                                      =======    =======    ========    =======    =======
Pro forma data:
Historical income (loss) before
  Income taxes......................  $ 1,475    $(3,149)   $ (5,289)   $    93    $(5,027)
Pro forma provision (credit) for
  income taxes......................      607     (1,094)     (1,904)        33     (1,810)
                                      -------    -------    --------    -------    -------
Pro forma net income (loss).........      868     (2,055)     (3,385)        60     (3,217)
Historical preferred stock dividends
  and accretion of offering expenses
  and discount......................       --         --      (2,005)        --     (1,554)
                                      -------    -------    --------    -------    -------
Pro forma net income (loss)
  applicable to common
  stockholders......................  $   868    $(2,055)   $ (5,390)   $    60    $(4,771)
                                      =======    =======    ========    =======    =======
Pro forma net income (loss) per
  share applicable to common
  stockholders -- basic and
  diluted...........................  $  0.02    $ (0.05)   $  (0.12)   $    --    $ (0.11)
                                      =======    =======    ========    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETWORK PLUS CORP.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   RETAINED         TOTAL
                                         COMMON STOCK,   ADDITIONAL                EARNINGS     STOCKHOLDERS'
                                             $0.01        PAID-IN                (ACCUMULATED      EQUITY
                                           PAR VALUE      CAPITAL     WARRANTS     DEFICIT)       (DEFICIT)
                                         -------------   ----------   --------   ------------   -------------
Balance at December 31, 1996...........      $453           $ --                   $  3,648       $  4,101
Net loss...............................                                              (3,191)        (3,191)
Distributions to stockholders..........                                                (601)          (601)
                                             ----           ----       ------      --------       --------
Balance at December 31, 1997...........       453             --                       (144)           309
Net loss...............................                                              (4,383)        (4,383)
Distributions to stockholders..........                                                  (3)            (3)
Common stock dividends.................                                              (5,000)        (5,000)
Issuance of 1,405 warrants.............                                $4,359                        4,359
Dividends on preferred stock...........                                              (1,814)        (1,814)
Accretion of preferred stock offering
  expenses and discount................                                                (191)          (191)
                                             ----           ----       ------      --------       --------
Balance at December 31, 1998...........       453             --        4,359       (11,535)        (6,723)
Distributions to stockholders..........                                                  (3)            (3)
Dividends on preferred stock...........                                              (1,411)        (1,411)
Accretion of preferred stock offering
  expenses and discount................                                                (143)          (143)
Net loss...............................                                              (3,217)        (3,217)
                                             ----           ----       ------      --------       --------
Balance at March 31, 1999
(unaudited)............................      $453           $ --       $4,359      $(16,309)      $(11,497)
                                             ====           ====       ======      ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETWORK PLUS CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                         ---------------------------   -----------------
                                                          1996      1997      1998      1998      1999
                                                          ----      ----      ----      ----      ----
                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................................  $ 1,415   $(3,191)  $(4,383)  $    84   $(3,217)
Adjustments to reconcile net income to net cash
  provided by (used for) operating activities:
  Depreciation and amortization........................      533       994     2,037       468       984
  Provision for losses on accounts receivable..........    1,102     4,104     1,931       246       910
  Interest payable on note payable to stockholder......       --        --        --        --        36
  Amortization of AT&T credits.........................   (1,810)       --        --        --        --
  Valuation of Tel-Save common stock warrants..........   (2,093)   (3,837)       --        --        --
  Gain on sale of Tel-Save common stock................   (1,367)       --        --        --        --
Changes in assets and liabilities:
  Accounts receivable..................................   (1,584)   (6,059)   (1,229)      114    (5,481)
  Prepaid expenses.....................................     (218)     (107)     (345)     (470)     (117)
  Deferred taxes.......................................       --        --    (1,452)       --    (1,810)
  Other current assets.................................        5       (19)   (1,479)       (2)   (1,510)
  Other long-term assets...............................      (13)      (34)     (718)      (61)       95
  Accounts payable.....................................    4,146     8,022    (6,043)    1,605     5,828
  Accrued liabilities..................................     (438)      311       422       492       909
  Deferred taxes.......................................       --        --       491        --        --
                                                         -------   -------   -------   -------   -------
Net cash provided by (used for) operating activities...     (322)      184   (10,768)    2,476    (3,373)
  Cash flows from investing activities:
  Capital expenditures.................................   (2,135)   (3,363)  (10,919)     (230)   (6,601)
  Proceeds from sale of Tel-Save common stock..........    4,167        --     9,500        --        --
  Exercise of Tel-Save common stock warrants...........   (2,800)   (3,570)       --        --        --
  Investment...........................................       --        --        --        --    (2,500)
  Other................................................      124         9        17        --        --
                                                         -------   -------   -------   -------   -------
Net cash provided by (used for) investing activities...     (644)   (6,924)   (1,402)     (230)   (9,101)
Cash flows from financing activities:
  Net proceeds from (payments on) from line of
    credit.............................................    2,000     2,510    (4,510)   (2,640)       --
  Net proceeds from issuance of preferred stock and
    warrants...........................................       --        --    37,500        --        --
  Proceeds from note payable...........................    1,000        --        --        --        --
  Proceeds from (payments on) notes payable to
    stockholders.......................................       --     1,755    (1,755)       --        --
  Proceeds from note payable to stockholder............       --        --     1,875        --        --
  Proceeds from sale and leaseback of fixed assets.....       --     3,450        --        --     4,443
  Payments on debt and capital lease obligations.......     (167)   (1,110)   (5,307)     (839)     (585)
  Distribution to stockholders.........................   (1,237)     (601)   (5,003)       --        (3)
                                                         -------   -------   -------   -------   -------
Net cash provided by financing activities..............    1,596     6,004    22,800    (3,479)    3,855
                                                         -------   -------   -------   -------   -------
Net increase (decrease ) in cash.......................      630      (736)   10,630    (1,233)   (8,619)
Cash or cash equivalents, beginning of year............    1,673     2,303     1,567     1,567    12,197
                                                         -------   -------   -------   -------   -------
Cash or cash equivalents, end of year..................  $ 2,303   $ 1,567   $12,197   $   334   $ 3,578
                                                         =======   =======   =======   =======   =======

                                                                                         THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                         ---------------------------   -----------------
                                                          1996      1997      1998      1998      1999
                                                          ----      ----      ----      ----      ----
                                                                                          (UNAUDITED)
Supplemental Cash Flow Information:
Cash paid during the year for:
Interest...............................................  $   298   $   498   $ 1,114   $   285   $   327
                                                         =======   =======   =======   =======   =======
Income taxes...........................................  $   243   $    15   $   111   $    --   $   202
                                                         =======   =======   =======   =======   =======
Noncash Investing and Financing Activities:
Fixed assets acquired under capital leases.............  $    --   $ 1,521   $    28   $    --   $23,999
                                                         =======   =======   =======   =======   =======
Preferred stock dividends paid-in-kind.................  $    --   $    --   $ 1,814   $    --   $ 1,411
                                                         =======   =======   =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               NETWORK PLUS CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

     Network Plus Corp. (the "Company") is a network-based communications provider offering broadband data and telecommunications services. The Company's bundled product offerings include local and long distance services, as well as enhanced, high-speed data and Internet services. Since 1990, the Company has provided its services primarily to small and medium-sized businesses located in major markets in the northeastern and southeastern regions of the United States. The Company also provides international wholesale termination and transport services primarily to major domestic and international telecommunication carriers. Revenue is also derived from the sale of local and long distance services, data and Internet services, toll-free services, and calling and debit card and paging services. All revenues are billed and collected in U.S. dollars.

     In the event the Company is unable to raise sufficient or any additional capital, the Company intends to scale back and delay its anticipated network and operational infrastructure expansion and seek additional financing from existing vendors and commercial lenders or through the issuance of debt or equity securities. The Company believes that it will be able to finance its operations under these circumstances through at least June 2000.

BASIS OF PRESENTATION

     On July 15, 1998, Network Plus Corp. was incorporated in the State of Delaware. The stockholders of Network Plus, Inc. contributed 100% of their shares to the Company, in return for an aggregate of 45,333,333 shares of the common stock. Accordingly, Network Plus, Inc. became a wholly-owned subsidiary of the Company.

     The Company's consolidated financial statements reflect the financial position and results of operations of its wholly-owned subsidiary, Network Plus, Inc. All intercompany transactions are eliminated in consolidation. For periods prior to the formation of the Company on July 15, 1998, the financial statements reflect the activities of Network Plus, Inc., as it was the sole operating entity.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The accompanying consolidated financial statements of the Company for the three months ended March 31, 1998 and 1999 are unaudited. In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary for a fair presentation of the Company's financial position, results of operations and cash flows at the dates and for the periods indicated, which adjustments, consist only of adjustments of a normal, recurring nature.

CASH EQUIVALENTS

     All highly liquid cash investments with maturities of three months or less at date of purchase are considered to be cash equivalents. At December 31, 1998 and March 31, 1999 (unaudited), $1,063 and $263, respectively, of cash equivalents are restricted for use as collateral for outstanding letters of credit.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

                               NETWORK PLUS CORP.

     Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

     On January 1, 1999, the Company adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, the Company capitalizes costs associated with the design and implementation of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase existing software from vendors. Capitalized internal software costs generally include personnel costs incurred in the enhancement and implementation of purchased software packages. Through March 31, 1999, no material internal costs have been capitalized.

     Long-lived assets and identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may exceed the undiscounted future net cash flow expected to be generated by such assets. If it is determined that impairment has occurred, the asset is written down to fair value as determined by market value or discounted cash flow.

CAPITAL LEASES

     Capital leases, those leases which transfer substantially all benefits and risks of ownership, are accounted for as acquisitions of assets and incurrences of obligations. Capital lease amortization is included in depreciation and amortization expense, with the amortization period equal to the estimated useful life of the assets. Interest on the related obligation is recognized over the lease term at a constant periodic rate.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

     Telecommunication revenues and accounts receivable are recognized when calls are completed or when services are provided. Accounts receivable include both billed and unbilled amounts, and are reduced by an estimate for uncollectible amounts. Unbilled amounts result from the Company's monthly billing cycles and reflect telecommunications services provided in the 30 days prior to the reporting date. These amounts are billed within 30 days subsequent to the reporting date and are expected to be collected under standard terms offered to customers.

     Unbilled amounts were $7,594, $8,563 and $11,626 at December 31, 1997, 1998 and March 31, 1999 (unaudited), respectively.

COSTS OF SERVICES

     Costs of services include costs of origination, transport and termination of traffic, exclusive of depreciation and amortization.

INCOME TAXES

     Effective March 1, 1992, the Company elected by the consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company did not pay corporate Federal income taxes on its taxable income. Instead, the stockholders were liable for individual income taxes on their share of the Company's taxable income.

                               NETWORK PLUS CORP.

     The issuance of preferred stock on September 3, 1998 terminated the Company's election to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, subsequent to September 3, 1998, the Company provides for and reports statutory Federal and state income taxes, as necessary. These financial statements also present, on a pro forma basis, Federal and state income taxes assuming the Company had been a C Corporation for all periods presented.

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in the tax law or rates.

EARNINGS (LOSS) PER SHARE

     The Company computes and reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share". The computations of basic and diluted earnings (loss) per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities include convertible preferred stock, stock options and warrants.

     Pro forma net loss per share reflecting the Company's conversion from an S Corporation to a C Corporation is presented using an estimated effective income tax rate of approximately 35% to 41%.

CONCENTRATION OF RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. In addition, risk exists in cash deposited in banks that may, at times, be in excess of FDIC insurance limits. The trade accounts receivable risk is limited due to the breadth of entities comprising the Company's customer base and their dispersion across different industries and geographical regions. The Company evaluates the credit worthiness of customers, as appropriate, and maintains an adequate allowance for potential uncollectible accounts.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Such reclassifications had no effect on previously reported results of operations.

PRO FORMA AS ADJUSTED BALANCE SHEET (UNAUDITED)

     Upon the closing of the Company's initial public offering, all of the outstanding shares of the Series A preferred stock will be redeemed by the Company using the proceeds of the offering.

                               NETWORK PLUS CORP.

The unaudited pro forma as adjusted presentation of the balance sheet has been prepared based on the sale of 8,000,000 shares of common stock at $16.00 per share, redemption of the preferred stock at the redemption premium of 102.0% of the liquidation preference, payment of accrued preferred stock dividends and deduction of the underwriting discounts and commissions and estimated offering expenses of $9,960, as of March 31, 1999.

2.  RELATED PARTY TRANSACTIONS

     In September 1998, one of the Company's stockholders made a loan to the Company for $1,875. Interest on the loan accrues at the prime rate (7.75% at December 31, 1998). Accrued interest on this loan, included in other long-term assets, totaled $50 and $86 at December 31, 1998 and March 31, 1999 (unaudited), respectively. Principal and interest will be payable July 31, 2001 (see Note
10).

     On December 31, 1997, the Company's stockholders made loans to the Company totaling $1,755. Interest on the loans accrued at the prevailing prime rate and was payable monthly. Interest expense related to these loans totaled $49 in 1998. There was no required period for principal repayment. The loans were repaid in May 1998.

     Office space, located in Quincy, Massachusetts, is leased from a trust, the beneficiaries of which are the stockholders of the Company. The Company makes monthly rental and condominium fee payments to the trust of $71. The Company paid $212 to the trust in the first quarter of 1999, $808 in 1998, $680 in 1997 and $644 in 1996.

3.  INVESTMENTS AND TRANSFER OF CUSTOMERS

     In 1995, the Company transferred (the "Transfer") certain customers to whom it provided long distance and toll free telecommunications services pursuant to certain AT&T resale contracts (the "AT&T contracts") to Tel-Save Holdings, Inc. ("Tel-Save"). Concurrent with the Transfer, the Company's obligations to AT&T under the AT&T contracts were terminated without obligation or liability on behalf of the Company. Prior to the time of this transaction, there was no value recorded in the financial statements related to these customers. In exchange for the Transfer, the Company received four separate warrants to purchase a total of 1,365,000 shares of Tel-Save common stock at an exercise price of $4.67 per share (after reflecting stock splits through December 31, 1997). Each warrant vested to the Company separately based on the retail revenue generated by Tel-Save with respect to the transferred customers, which had to exceed specified levels for three consecutive months. The warrants expired at various dates through 1997. In addition to the Warrant Agreements, the Company was subject to a Voting Rights Agreement whereby Tel-Save retained the right to hold and vote the stock until the point in time when the Company informed Tel-Save it wished to sell the stock. Upon receiving such notice from the Company, Tel-Save was obligated to either purchase the stock at the price offered by the Company or, alternatively, was to deliver the common stock certificates to the Company.

     In 1996, the vesting requirements were met to exercise the first three warrants. The vesting requirement for the first warrant was met at the end of the third quarter of 1996, entitling the Company to purchase 600,000 shares of Tel-Save common stock. The Company exercised this warrant and sold the related common stock, which had previously been registered, resulting in net proceeds and other income of $1,370 in the third quarter of 1996.

     The vesting requirements with respect to the second and third warrants were met in November 1996. The second warrant entitled the Company to purchase 300,000 shares of Tel-

                               NETWORK PLUS CORP.

Save common stock prior to January 8, 1997. The third warrant entitled the Company to purchase 150,000 shares of Tel-Save Common stock prior to June 10, 1997. The warrants were valued upon vesting at approximately $2,093 using the Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, warrant lives reflecting the respective expiration periods, expected volatility of 50% and no dividend rate. At December 31, 1996, the warrants had not yet been exercised and were classified as investments. The value of the warrants at December 31, 1996 was the fair value recorded by the Company at the date of vesting. Other income of $2,093 related to the second and third warrants was recognized in the fourth quarter of 1996. On January 6, 1997, the Company exercised the second and third warrants and paid Tel-Save the total exercise price of $2,100.

     The vesting requirement with respect to the fourth warrant was met in June 1997, entitling the Company to purchase 315,000 shares of Tel-Save common stock. The fourth warrant was valued upon vesting at approximately $3,415 using Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, a warrant life reflecting the June 1997 expiration period, expected volatility of 50% and no dividend rate. On June 4, 1997, the Company exercised the warrant, paid Tel-Save the exercise price of $1,470 and recorded other income of approximately $3,415.

     On November 7, 1997, Tel-Save filed a registration statement with the SEC, listing the Company as a selling shareholder with respect to 765,000 shares (the total shares purchased by the Company, after reflecting stock splits, under the second, third and fourth warrants). Following the registration of the common stock, the Company intended to immediately sell the shares of Tel-Save, which had a market value of approximately $16,600 at that date, as it had done previously with the first warrant. Accordingly, all activities necessary for the transfer of the certificates were completed and the Company issued a demand to Tel-Save for the common stock certificates or, alternatively, requested that Tel-Save purchase the shares. Throughout the remainder of the fourth quarter, Tel-Save refused to deliver the common stock certificates to the Company.

     In order to take physical possession of the Tel-Save common stock certificates, the Company filed a lawsuit against Tel-Save in January 1998. On June 24, 1998, a settlement agreement was signed between the parties pursuant to which the Company received a total of $9,500 from Tel-Save. As part of the settlement, all 765,000 shares were either returned to or repurchased by Tel-Save. Following the June 1998 settlement, there are no continuing obligations between the parties. Accordingly, the Company's investment in Tel-Save at December 31, 1997 was valued at the final negotiated payment. This settlement resulted in approximately $422 of other income, recorded in the fourth quarter of 1997.

                               NETWORK PLUS CORP.

4.  PROPERTY AND EQUIPMENT

                                                              DECEMBER 31,
                                            ESTIMATED      ------------------     MARCH 31,
                                           USEFUL LIFE      1997       1998         1999
                                           -----------      ----       ----       ---------
                                                                                 (UNAUDITED)
Telecommunications equipment............     5 years       $ 4,004    $13,247      $32,785
Computer equipment......................    3-5 years        2,756      3,145        7,462
Office furniture and equipment..........     7 years         1,272      1,393        1,681
Purchase software.......................     3 years           694      1,245        2,090
Motor vehicles..........................     5 years           174        201          201
Leasehold improvements..................  Term of Lease        130        689        2,233
                                                           -------    -------      -------
                                                             9,030     19,920       46,452
Less accumulated depreciation and
  amortization..........................                    (2,073)    (4,098)      (5,082)
                                                           -------    -------      -------
                                                           $ 6,957    $15,822      $41,370
                                                           =======    =======      =======

     In August 1997, upon review of the Company's experience and expectations for upgrades and replacement of equipment, including information gathered during the process of financing such equipment, the Company changed its estimate of the useful life of its telecommunications equipment from 12 years to 5 years. The Company also reviewed publicly available industry data on telecommunications equipment, which confirmed that the estimate of useful lives of the Company's telecommunications equipment, which was entirely switching equipment at that time, reasonably approximated 5 years. The Company also assessed that there had been no significant decline in the market value of its switching equipment since purchased and that the market value exceeded the net book value of the equipment at the time of the change in estimate. This was confirmed by the Company's ability to enter into a sale and leaseback of the switches for the approximate book value, completed at the same time as the change in estimate.

     Depreciation expense in 1997 was approximately $136 more than what would have otherwise been reported had the change in estimate not been made. Annual depreciation expense related to these assets will be approximately $407 more through 2002 than what would have otherwise been reported had the change not been made.

     In November 1997, the Company entered into a sale and leaseback of its switching equipment. The equipment was sold at book value, which approximates market value, and, consequently, no gain or loss was recorded on the sale. This lease was refinanced, effective January 1, 1999. See Note 8.

                               NETWORK PLUS CORP.

5.  ACCRUED LIABILITIES

                                                                DECEMBER 31,
                                                              ----------------     MARCH 31,
                                                               1997      1998        1999
                                                               ----      ----      ---------
                                                                                  (UNAUDITED)
Accrued interest............................................  $   60    $   46      $  129
Accrued salaries, wages, commissions and related taxes......     297       821         828
Customer deposits...........................................     361       142         182
Accrued income and franchise taxes..........................     766       462         408
Accrued taxes other than income and franchise...............     238       170         265
Accrued agency commissions..................................     183       285         464
Other accrued liabilities...................................     340       691       1,250
                                                              ------    ------      ------
                                                              $2,245    $2,617      $3,526
                                                              ======    ======      ======

6.  REVOLVING CREDIT AGREEMENTS AND LETTERS OF CREDIT

     The Company had a revolving line of credit with Fleet National Bank ("Fleet") for borrowings up to $7,000, including letters of credit, which was refinanced on May 1, 1998, as described below. At December 31, 1997, cash borrowings under the line of credit totaled $4,510 and letters of credit issued in the ordinary course of business totaled $120. The interest rate on such borrowings was 8.5% at December 31, 1997. The maximum borrowings under the agreement in 1997 was $5,000.

     On May 1, 1998, the Company entered into a revolving credit agreement with Fleet, which allowed for up to $23,000 of borrowings, based upon a percentage of accounts receivable. This agreement had a term of three years, but was terminated on October 7, 1998, upon entering into the New Revolving Credit Facility, described below. Interest was payable monthly at Fleet's prime rate or available LIBOR options. All outstanding notes payable were paid in full in May 1998 with proceeds from the $23 million facility.

     On October 7, 1998, the Company entered into a loan agreement with Goldman Sachs Credit Partners, L.P. and Fleet for a $60,000 revolving credit facility (the "New Revolving Credit Facility"), and concurrently terminated the $23,000 facility. The New Revolving Credit Facility has a term of 18 months. Under the New Revolving Credit Facility, $30,000 of the $60,000 is immediately available, while the additional $30,000 is available based upon a percentage of accounts receivable. Interest is payable monthly at one percent above the prime rate. The New Revolving Credit Facility, as amended, requires the Company, among other things, to meet minimum levels of revenues and earnings before interest, taxes, depreciation and amortization, and debt to revenue ratios and places the Company in default in the event of a material adverse change in the Company's business. Had the New Revolving Credit Facility not been amended, the Company would not have been in compliance with the earnings before interest, taxes, depreciation and amortization financial covenant at March 31, 1999. At December 31, 1998 and March 31, 1999, there were no borrowings outstanding under the New Revolving Credit Facility. The maximum borrowings under the agreement in 1998 were $3,210.

     Letters of credit issued in the ordinary course of business totaled $1,063 as of December 31, 1998 and were collateralized by a corresponding amount of cash equivalents.

                               NETWORK PLUS CORP.

7.  DEBT AND CAPITAL LEASE OBLIGATIONS

     Debt and capital lease obligations consist of the following:

                                                         DECEMBER 31,
                                                       -----------------     MARCH 31,
                                                        1997       1998        1999
                                                        ----       ----      ---------
                                                                            (UNAUDITED)
Notes payable........................................  $ 4,600    $   --      $    --
Capital lease obligations............................    4,717     4,010       27,799
                                                       -------    ------      -------
                                                         9,317     4,010       27,799
Less current portion.................................   (5,694)     (863)      (7,703)
                                                       -------    ------      -------
                                                       $ 3,623    $3,147      $20,096
                                                       =======    ======      =======

     The Company issued a promissory note, dated December 1, 1997, to Sprint for repayment of $4,600 previously classified as accounts payable. Monthly principal payments are required from February 1998 through the note's maturity on September 1, 1998. Interest accrued at a fixed rate of 9.75% per annum on the unpaid principal balance and was payable monthly. The promissory note and accrued interest were paid in full on May 1, 1998.

     The Company's capital leases as of December 31, 1998 were refinanced effective January 1, 1999 and the current and long-term portions of such leases have been classified in accordance with the new lease terms. See Note 8.

8.  LEASE COMMITMENTS

     The Company has entered into noncancellable operating leases for office space in several locations in the United States. The leases have termination dates through 2014 and require the payment of various operating costs including condominium fees. Rental expense related to the leases for the years ended December 31, 1996, 1997, 1998 and the three months ended March 31, 1998 and 1999 (unaudited) were $688, $733, $1,263, $215 and $720 respectively.

     Minimum lease payments for the next five years and thereafter are as follows:

                                                              CAPITAL    OPERATING
YEAR ENDED DECEMBER 31,                                       LEASES      LEASES
-----------------------                                       -------    ---------
1999........................................................  $1,046      $ 2,680
2000........................................................   1,046        2,531
2001........................................................   1,042        2,344
2002........................................................     691        2,352
2003........................................................     691        2,347
Thereafter..................................................      --       24,456
                                                              ------      -------
Total minimum lease payments................................  $4,516      $36,710
                                                                          =======
Less imputed interest.......................................    (506)
                                                              ------
Present value of minimum lease payments.....................   4,010
Less current portion........................................    (863)
                                                              ------
Long-term capital lease obligations.........................  $3,147
                                                              ======

                               NETWORK PLUS CORP.

     Property and equipment under capital leases are as follows:

                                                       DECEMBER 31,
                                                     -----------------     MARCH 31,
                                                      1997      1998         1999
                                                      ----      ----       ---------
                                                                          (UNAUDITED)
Telecommunications equipment.......................  $3,837    $ 3,837      $23,786
Computer equipment and motor vehicles..............   1,527      1,527        5,364
                                                         --         55           55
                                                     ------    -------      -------
                                                      5,364      5,419       29,205
Less accumulated amortization......................    (515)    (1,701)      (2,309)
                                                     ------    -------      -------
                                                     $4,849    $ 3,718      $26,896
                                                     ======    =======      =======

     In December 1998, the Company received an $81,000 commitment for equipment lease financing for telecommunications equipment to be acquired through December 31, 1999. Depending on the type of equipment, the lease term will either be for three or five years. All of the leases to be entered into will contain bargain purchase options upon conclusion of the lease term. Leases were entered into as of January 1, 1999 totaling $22,904 and included $3,986 for refinancing of previously existing leases. Also included in the new lease financing was an additional $3,462 received by the Company from the lessor for the sale and leaseback of equipment acquired by the Company in 1998.

9.  INVESTMENT

     On March 23, 1999, the Company entered into a market development agreement with NorthPoint Communications, Inc. ("NorthPoint") for a period of two years. Under the terms of the agreement the Company will resell DSL products and services to businesses currently reached by NorthPoint's infrastructure. NorthPoint will provide co-marketing funds to launch this new service to the Company's customers. In addition, the agreement contains certain volume commitments that the Company must meet subject to non-usage charges at the end of the term. The Company also made an equity investment of $2.5 million in NorthPoint, which will be accounted for on a cost basis.

10.  STOCKHOLDERS' EQUITY

COMMON STOCK

     The amended certificate of incorporation of the Company authorizes the issuance of up to 150,000,000 shares of $.01 par value common stock. There are 45,333,333 shares of common stock issued and outstanding and held of record by two stockholders as of March 31, 1999. The holders of common stock are entitled to receive dividends when and if dividends are declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any shares of preferred stock are at the time outstanding, the payment of dividends on the common stock or other distributions may be subject to the declaration and payment of dividends on outstanding shares of preferred stock. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding will be distributed to the holders of common stock ratably in proportion to the number of shares held by them. The common stock is not publicly traded.

                               NETWORK PLUS CORP.

PREFERRED STOCK

     Under the certificate of incorporation of the Company, the Board of Directors has the authority to issue up to 1,000,000 shares of $.01 par value preferred stock from time to time in one or more series with such preferences, terms and rights as the Board of Directors may determine without further action by the stockholders of the Company. Accordingly, the Board of Directors has the power to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of preferred stock issued in the future. At December 31, 1998 and March 31, 1999 (unaudited), there were 40,000 shares of 13.5% Series A Cumulative Preferred Stock due 2009 outstanding, plus 1,814 and 3,226 shares to be issued for paid-in-kind dividends, respectively.

COMMON STOCK DIVIDENDS

     On September 2, 1998, the Board of Directors of the Company issued a $5,000 dividend to its stockholders. Following receipt of the dividend, one stockholder loaned the Company $1,875 (representing the distribution to that stockholder, net of the estimated tax liability resulting from such distribution). Interest accrues at prime rate. In accordance with an extension agreement, interest and principal will be payable on July 31, 2001.

11.  PREFERRED STOCK ISSUANCE

     On September 3, 1998, the Company issued 40,000 shares of 13.5% Series A Cumulative Preferred Stock due 2009, warrants to purchase, for $.01 per share, 1,405,333 shares of the Company's common stock ("Initial Warrants") and rights to receive warrants to purchase 2,720,000 shares of the Company common stock at an exercise price of $.01 per share ("Contingent Warrants"), resulting in proceeds to the Company of $37,500, net of issuance costs of $2,500. The Contingent Warrants entitle the holders of the preferred stock to receive annually, beginning on September 1, 1999, warrants to purchase approximately
6.16 shares of the Company's common stock for each share of preferred stock. The Warrants vest on September 1, 2000, subject to acceleration upon the occurrence of certain events. A total value of $4,359 was ascribed to the Initial Warrants, net of issuance costs of $290, and was accounted for as a separate component of stockholders' equity. The value ascribed to the Initial Warrants was recorded as a discount to the preferred stock, which will be accreted to the preferred stock balance over the period from date of issuance through the date of mandatory redemption (September 1, 2009). The value ascribed to the Contingent Warrants was de minimis. The Company will record a dividend for an amount equal to the fair value of the warrants based upon future vesting.

12.  STOCK OPTION PLANS

     On July 15, 1998, the Company adopted the 1998 Stock Incentive Plan (the "1998 Incentive Plan"). The 1998 Incentive Plan provides for the grant of stock-based awards to employees, officers and directors of, and consultants or advisors to, the Company. Under the 1998 Incentive Plan, the Company may grant options that are intended to qualify as incentive stock options ("incentive stock options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options not intended to qualify as incentive stock options ("non-statutory options"), restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Company or its subsidiaries. A total of 9,000,000 shares of common stock may be issued upon the exercise of options or other awards granted under the 1998 Incentive Plan. The number of shares with respect to which awards may

                               NETWORK PLUS CORP.

be granted to any employee under the 1998 Incentive Plan may not exceed 3,171,333 during any calendar year. The exercisability of options or other awards granted under the 1998 Incentive Plan may, in certain circumstances, be accelerated in connection with an Acquisition Event (as defined in the 1998 Incentive Plan). Options and other awards may be granted under the 1998 Incentive Plan at exercise prices that are equal to, less than or greater than the fair market value of the Company's common stock, and the Board generally retains the authority to reprice outstanding options. The 1998 Incentive Plan expires in July 2008, unless sooner terminated by the Board.

     On July 15, 1998, the Company authorized the grant of a total of 3,359,834 options to purchase the Company's common stock at exercise prices at or above the fair market value of the Company's common stock, as determined by its Board of Directors. The options will generally vest ratably over a period of four years.

     On July 15, 1998, the Company adopted the 1998 Director Stock Option Plan (the "Director Plan"). Under the terms of the Director Plan, 22,666 shares of common stock will be granted to each non-employee director upon his or her initial election to the Board of Directors. Annual options to purchase 11,333 shares of common stock will also be granted to each non-employee director on the date of each annual meeting of stockholders, or on August 1 of each year if no annual meeting is held by such date. Options granted under the Director Plan prior to December 31, 1998 will vest in four equal annual installments beginning on the first anniversary of the date of grant. The exercisability of these options will be accelerated upon the occurrence of an Acquisition Event (as defined in the Director Plan). The exercise price of options granted under the Director Plan is equal to the fair market value of the common stock on the date of grant. A total of 453,333 shares of common stock may be issued upon the exercise of stock options granted under the Director Plan. Pursuant to the Director Plan, on September 3, 1998, the two non-employee directors each received an option to purchase 22,666 shares of common stock with an exercise price of $3.31 per share.

     The Company elected to adopt the disclosure only provision of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation", for stock based compensation issued to employees. The Company accounts for its stock based compensation issued to employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees" and, in accordance with the recognition requirements set forth under this pronouncement, no compensation expense was recognized in 1998.

     Stock option activity for the year ended December 31, 1998 and the three months ended March 31, 1999 (unaudited) is as follows:

                                                                           WEIGHTED-
                                                            NUMBER OF       AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                            ---------    --------------
Shares under option, December 31, 1997....................         --           --
Options granted...........................................  3,405,168        $7.25
Options cancelled.........................................    (26,475)       $8.45
                                                            ---------
Shares under option, December 31, 1998....................  3,378,693        $7.24
Options granted...........................................    653,371        $6.85
Options cancelled.........................................    (40,958)       $7.99
                                                            ---------
Shares under option, March 31, 1999.......................  3,991,106        $7.17
                                                            =========

                               NETWORK PLUS CORP.

     The following table summarizes information about the stock options outstanding at March 31, 1999 (unaudited).

                                  WEIGHTED-
                                   AVERAGE                           WEIGHTED-
                                  REMAINING         WEIGHTED-         AVERAGE
                   NUMBER      CONTRACTUAL LIFE      AVERAGE       FAIR VALUE AT
EXERCISE PRICE   OUTSTANDING       (YEARS)        EXERCISE PRICE    GRANT DATE
--------------   -----------   ----------------   --------------   -------------
 $3.31- 4.41      1,163,072           9.3             $ 3.54           $1.57
        6.62      1,517,275           9.3               6.62            0.08
       11.03      1,310,759           9.3              11.03              --
                  ---------
                  3,991,106           9.3             $ 7.17           $0.49
                  =========

     At March 31, 1999, no options were exercisable and the Company had an aggregate of 2,808,894 shares available for future grant under its Stock Incentive Plan and Director Stock Option Plan.

     For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted in 1998 and 1999: no dividends or volatility, risk-free interest rate of 6.3% and expected life of ten years for all grants. The weighted-average fair value of the stock options granted in 1998 and the three months ended March 31, 1999 was $0.42 and $0.49, respectively.

     Under the above model, the total value of stock options granted in 1998 and the three months ended March 31, 1999 was $1,436 and $535, respectively, which would be amortized ratably on a pro forma basis over the four-year option vesting period.

     Had the company determined compensation expense for the stock-based compensation plans in accordance with the fair value methodology prescribed by SFAS 123, the Company's pro forma net loss and loss per share would have been:

                                                      YEAR ENDED       THREE MONTHS ENDED
                                                   DECEMBER 31, 1998     MARCH 31, 1999
                                                   -----------------   ------------------
                                                                          (UNAUDITED)
Pro forma net loss applicable to common
  stockholders...................................       $(6,556)            $(4,866)
                                                        =======             =======
Pro forma net loss per share -- basic and
  diluted........................................       $ (0.14)            $ (0.11)
                                                        =======             =======

13.  UNEARNED CREDITS

     In 1993 and 1994, the Company, through special sales promotions offered through AT&T on three-year service contracts, received cash based on maintaining annual sales commitment levels over a specific dollar amount. The total amounts received from the AT&T promotions were initially amortized over the three-year length of each contract, which approximated the achievement of required sales commitment levels. During 1996, all contracts concluded or were terminated without continuing liability to the Company. Upon termination, any remaining unearned credits were recorded in income. Accordingly, all amounts were amortized prior to 1997. Amortization of these credits included in revenue in 1996 was $1,810.

                               NETWORK PLUS CORP.

14.  INCOME TAXES

     The provision (credit) for income taxes consists of the following:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
Current taxes:
  Federal...................................................        $  --
  State.....................................................           55
                                                                    -----
          Total.............................................        $  55
Deferred taxes:
  Federal...................................................        $(880)
  State.....................................................        $ (81)
                                                                    -----
          Total.............................................        $(961)
                                                                    -----
Provision (credit) for income taxes.........................        $(906)
                                                                    =====

     Deferred tax (assets) liabilities consist of the following:

                                                              DECEMBER 31, 1998
                                                              -----------------
Accrued expenses............................................       $   82
Allowance for doubtful accounts.............................          195
Net operating loss carryforwards............................        1,175
                                                                   ------
Deferred tax assets.........................................       $1,452
                                                                   ======
Depreciation................................................       $  491
                                                                   ------
Deferred tax liabilities....................................       $  491
                                                                   ======

     The provision (credit) for income taxes differs from the amount computed by applying the U.S. Federal income tax rate due to the following items:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
Tax at U.S. Federal income tax rate.........................       $(1,798)
State income taxes, net of U.S. Federal Income tax
  benefit...................................................            41
Recognition of deferred taxes upon Conversion from S Corp.
  to C Corp. ...............................................           349
Permanent timing differences................................            32
S Corp. loss................................................           470
                                                                   -------
                                                                   $  (906)
                                                                   =======

15.  NET INCOME (LOSS) PER SHARE

     The computations of basic and diluted earnings per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities for the Company include stock options and warrants.

     Pro forma net loss per share reflecting the Company's conversion from an S Corporation to a C Corporation is presented using estimated effective income tax rates and excludes a $480 tax provision for deferred payable recorded in the third quarter of 1998 resulting from the conversion.

                               NETWORK PLUS CORP.

     The following table sets forth the computation of basic and diluted income
(loss) per share:

                                                                                THREE MONTHS
                                          YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                                    ------------------------------------   -----------------------
                                       1996         1997         1998         1998         1999
                                       ----         ----         ----         ----         ----
                                                                                 (UNAUDITED)
Net income (loss) applicable to
  Net Plus Corp. Common stock --
  basic and diluted...............  $    1,415   $   (3,191)  $   (6,388)  $       84   $   (4,771)
Shares used in net income (loss)
  per share -- basic and
  diluted.........................  45,333,333   45,333,333   45,333,333   45,333,333   45,333,333
                                    ==========   ==========   ==========   ==========   ==========
Net income (loss) per share
  applicable to common
  stockholders -- basic and
  diluted.........................  $     0.03   $    (0.07)  $    (0.14)  $       --   $    (0.11)
                                    ==========   ==========   ==========   ==========   ==========

     Warrants for the purchase of 1,405,333 shares of common stock were not included in the 1998 computations of diluted net income (loss) per share because inclusion of such shares would have an anti-dilutive effect on net loss per share, as the Company reported net losses in the respective 1998 periods.

     Stock options for the purchase of 3,378,693 shares of common stock were not included in the 1998 computation of diluted net loss per share because the exercise prices of those stock options are assumed to be at or above the average fair value of the Company's common stock for 1998, and inclusion of such shares would have an anti-dilutive effect on net loss per share.

     Warrants for the purchase of 1,405,333 shares and stock options for the purchase of 3,991,106 shares of common stock were not included in the computation of diluted net loss per share for the three months ended March 31, 1999 because inclusion of such shares would have an anti-dilutive effect.

16.  COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This Statement establishes new rules for the statement had no impact on the Company's net income or stockholders' equity. There were no adjustments required to calculate comprehensive income for 1997, 1998 or the three months ended March 31, 1999.

17.  SEGMENT INFORMATION

     In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS 131 in 1998 and believes that it operates in one segment.

18.  SIGNIFICANT CUSTOMER

     During each of 1996 and 1997, the Company had one retail customer that accounted for approximately 10% of the Company's revenue. During the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999 (unaudited), the Company had one wholesale customer that accounted for approximately 13%, 16% and 9%, respectively, of the Company's revenue. No other customer comprised greater than 10% of total revenue in these periods.

                               NETWORK PLUS CORP.

19.  MAJOR SUPPLIER

     The Company has an agreement with Sprint to provide switching and dedicated voice and data services. At expiration or any time prior, the Company can seek to renew all material aspects of the agreement with Sprint. In the event that renewal does not occur, the Company may not be able to negotiate equally beneficial terms with other major telecommunications companies. Should neither of these alternatives be possible, there could be material adverse implications for the Company's financial position and operations. Management's experience has been to renegotiate agreements annually to ensure receiving competitive pricing, and management believes the Company will be able to continue to renegotiate the agreements. The current agreement was renegotiated, effective March 1999, and will expire in February 2000.

20.  EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) and profit sharing plan (the "Plan") which is open to all eligible employees under the Plan's provisions. The terms of the Plan allow the Company to determine its annual profit sharing contribution. There were no Company contributions to the Plan in 1996, 1997, 1998 or 1999.

21.  NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement is effective for the quarters in the Company's fiscal year 2000. Had the Company implemented SFAS 133 in the current period, financial position and results of operations would not have been affected.

22.  SUBSEQUENT EVENTS

     On June 9, 1999, the stockholders approved an amendment to the Company's certificate of incorporation increasing the common shares authorized for issuance to 150,000,000 and a 4.5333333-for-one stock split. The stock split will be effected through a stock dividend. All references to share, per share, option and warrant information relating to the Company's stock included in the accompanying financial statements have been retroactively restated to reflect the stock split. Additionally, the Company increased the number of shares of common stock issuable under the 1998 Stock Incentive Plan to 9,000,000. The information in these financial statements has been restated to reflect the increases in common stock issuable under the certificate of incorporation and the 1998 Stock Incentive Plan. On June 9, 1999, the Company also approved the 1999 Employee Stock Purchase Plan, which provides for the issuance of up to 2,500,000 shares of common stock.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  UNDERWRITING

     Network Plus and the underwriters have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wit Capital Corporation are the representatives of the underwriters.

                                                                Number of
                        Underwriters                             Shares
                        ------------                            ---------
Goldman, Sachs & Co.........................................    1,637,500
Bear, Stearns & Co. Inc. ...................................    1,637,500
Donaldson, Lufkin & Jenrette Securities Corporation.........    1,637,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........    1,637,500
Wit Capital Corporation.....................................      150,000
EVEREN Securities, Inc......................................      150,000
Gerard Klauer Mattison & Co., Inc. .........................      150,000
Lehman Brothers Inc. .......................................      150,000
PaineWebber Incorporated....................................      150,000
Salomon Smith Barney Inc. ..................................      150,000
SG Cowen Securities Corporation.............................      150,000
Advest, Inc. ...............................................       80,000
Robert W. Baird & Co. Incorporated..........................       80,000
Legg Mason Wood Walker, Incorporated........................       80,000
Stephens Inc. ..............................................       80,000
Tucker Anthony Cleary Gull..................................       80,000
                                                                ---------
          Total.............................................    8,000,000
                                                                =========

     If the underwriters sell more shares than the total number set forth in the table above, they have an option to buy up to an additional 1,200,000 shares from Network Plus to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Network Plus. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                 Paid by Network Plus
                                 --------------------
                                                          No Exercise    Full Exercise
                                                          -----------    -------------
Per share...............................................  $     1.12      $      1.12
Total...................................................  $8,960,000      $10,304,000

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.67 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If not all of the shares are sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Except for its participation as a manager in this offering, Wit Capital has no relationship with Network Plus or any of its founders or significant shareholders.

     Network Plus, its directors, officers and stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period following the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. Please see "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     At the request of Network Plus, the underwriters have reserved up to 400,000 shares of common stock to be sold at the initial public offering price to employees and selected customers, suppliers and others having a relationship with Network Plus.

     Prior to this offering, there has been no public market for the common stock of Network Plus. The initial public offering price was negotiated among Network Plus and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Network Plus' historical performance, estimates of the business potential and earnings prospects of Network Plus, an assessment of Network Plus' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The common stock has been approved for quotation on the Nasdaq National Market under the symbol "NPLS".

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Network Plus estimates that its share of the total expenses of this offering, excluding underwriting discounts and commission, will be approximately $1.0 million.

     Network Plus has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

     Goldman Sachs Credit Partners, L.P., an affiliate of Goldman, Sachs & Co., is a lender under our credit facility and in that capacity receives customary fees, commissions and reimbursement of expenses. Goldman, Sachs & Co. owns 5,000 shares of Series A preferred stock which will be redeemed with a portion of the net proceeds of this offering.

     Because Goldman, Sachs & Co. owns shares of Network Plus' Series A preferred stock, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this Prospectus forms a part. DLJ will receive $5,000 from Network Plus as compensation for such role.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

INSIDE BACK COVER:      Map showing Network Plus' existing and planned
                        co-location deployment in Southern Super-Region

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Use of Proceeds.......................   21
Dividend Policy.......................   21
Capitalization........................   22
Dilution..............................   23
Selected Consolidated Financial
  Data................................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   37
Government Regulation.................   54
Management............................   59
Certain Transactions..................   65
Principal Stockholders................   66
Description of Capital Stock..........   67
Description of Certain Indebtedness...   70
Shares Eligible for Future Sale.......   71
Legal Matters.........................   72
Experts...............................   72
Where You Can Find More Information...   72
Index to Financial Statements.........  F-1
Underwriting..........................  U-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                8,000,000 Shares

                               NETWORK PLUS CORP.

                                  Common Stock

                             ----------------------

                         [NETWORK PLUS CORPORATE LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.
                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.
                            WIT CAPITAL CORPORATION
                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------